UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

December 23, 2020

Date of Report (date of earliest event reported)

salesforce.com, inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-32224	94-3320693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Salesforce Tower

415 Mission Street, 3rd Fl

San Francisco, CA 94105

(Address of principal executive offices)

Registrant’s telephone number, including area code: (415) 901-7000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CRM	New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Revolving Credit Agreement

On December 23, 2020 (the “Effective Date”), salesforce.com, inc. (the “Company”) entered into a Credit Agreement with the lenders named therein, Citibank, N.A., as administrative agent, swingline lender and an issuing lender, and the other parties from time to time party thereto (the “Revolving Credit Agreement”). The Revolving Credit Agreement replaces and refinances that certain Second Amended and Restated Credit Agreement, dated as of April 30, 2018 (the “Existing Revolving Credit Agreement”), by and among the Company, the lenders and letter of credit issuers from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender. On the Effective Date, the Company paid all amounts owing under the Existing Credit Agreement and terminated all lending commitments thereunder.

The Revolving Credit Agreement is a five-year unsecured, multicurrency revolving facility. Initially, the aggregate commitment of all lenders under the Revolving Credit Agreement will be equal to $3.0 billion, of which $50 million will be available for the issuance of letters of credit and $100 million will be available for the borrowing of swingline loans. The issuance of letters of credit and borrowing of swingline loans reduces the aggregate amount otherwise available under the Revolving Credit Agreement for the making of revolving loans.

The availability of revolving loans, swingline loans and letters of credit under the Revolving Credit Agreement is subject to the satisfaction (or waiver) of certain conditions set forth therein. Subject to the terms of the Revolving Credit Agreement, the Company may borrow, repay and reborrow revolving loans at any time prior to the earlier of (a) December 23, 2025, and (b) the date of termination in whole of the lenders’ commitments under the Revolving Credit Agreement in accordance with the terms thereof. Revolving loans and letters of credit will be available, at the option of the Company, in Dollars, Sterling and Euros or any other currency approved in accordance with the terms of the Revolving Credit Agreement. Swingline loans will be available in Euros.

Borrowings under the Revolving Credit Agreement will bear interest at a fluctuating rate per annum equal to, at the Company’s option, the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on the Company’s credit ratings. In addition, the Company will also pay to the lenders under the Revolving Credit Agreement certain customary fees, including a commitment fee on the daily actual excess of each lender’s commitment over its outstanding credit exposure under the Revolving Credit Agreement, calculated based on the Company’s credit ratings.

Voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the Revolving Credit Agreement are permissible without penalty (other than customary Eurocurrency loan breakage), subject to certain conditions pertaining to minimum notice and minimum prepayment or reduction amounts as described in the Revolving Credit Agreement.

The Revolving Credit Agreement contains representations and warranties and affirmative and negative covenants customary for unsecured financings of this type, as more fully described in the Revolving Credit Agreement.

The Revolving Credit Agreement also contains various events of default (subject to grace periods, as applicable) including, among others: nonpayment of principal, interest or fees; breach of covenant; payment default on, or acceleration under, certain other material indebtedness; inaccuracy of the representations or warranties in any material respect; bankruptcy or insolvency; certain unfunded liabilities under employee benefit plans; certain unsatisfied judgments; certain ERISA-related events; the occurrence of a change of control; and the invalidity or unenforceability of the Revolving Credit Agreement or certain other documents executed in connection therewith.

Term Loan Agreement

Also on the Effective Date, the Company entered into a Credit Agreement with the lenders named therein, Bank of America, N.A., as administrative agent, and the other parties from time to time party thereto (the “Acquisition Term Loan Agreement”).

The Acquisition Term Loan Agreement provides the Company with the ability to borrow up to $3 billion on an unsecured basis to finance a portion of the cash consideration for the Company’s pending acquisition (the “Acquisition”) of Slack Technologies, Inc. (“Slack”), the repayment of certain debt of Slack and to pay fees, costs and expenses related thereto.

The availability of the loans under the Acquisition Term Loan Agreement, which have not yet been funded, is subject to the satisfaction (or waiver) of certain conditions set forth therein (including that the Closing Date (as defined below) has occurred on or prior to the earliest of (A) the date that is five (5) Business Days (as defined in the Acquisition Term Loan Agreement) after the “Outside Date” (as defined in the Agreement and Plan of Merger, dated as of December 1, 2020 (the “Merger Agreement”), by and among the Company, Skyline Strategies I Inc., Skyline Strategies II LLC, and Slack, as in effect as of December 1, 2020, after giving effect to any extension thereof in accordance with the Merger Agreement as in effect on December 1, 2020), (B) the date of consummation of the Acquisition without the use of any loans under the Acquisition Term Loan Agreement, (C) the date of the termination of the Merger Agreement by the Company in writing in accordance with its terms and (D) the date, if any, that the Company elects to terminate the commitments under the Acquisition Term Loan Agreement). The date on which such conditions are satisfied (or waived in accordance with the Acquisition Term Loan Agreement) in connection with the consummation of the Acquisition is the “Closing Date”. The loans under the Acquisition Term Loan Agreement are to be made in a single borrowing on the Closing Date and will mature and be payable in full on the third anniversary of the Closing Date.

Borrowings under the Acquisition Term Loan Agreement will bear interest at a fluctuating rate per annum equal to, at the Company’s option, the alternate base rate or the reserve adjusted Eurocurrency rate, in each case, plus an applicable margin calculated based on the Company’s credit ratings. The Company will also pay to the lenders under the Acquisition Term Loan Agreement certain customary fees, including undrawn commitment fees accruing from and after the date that is 90 days after the Effective Date to but excluding the earlier of the Closing Date and the termination or expiration of the commitments in respect of the Acquisition Term Loan Agreement, as more fully described in the Acquisition Term Loan Agreement.

Voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the Acquisition Term Loan Agreement are permissible without penalty (other than customary Eurocurrency loan breakage), subject to certain conditions pertaining to minimum notice and minimum prepayment and reduction amounts as described in the Acquisition Term Loan Agreement.

The Acquisition Term Loan Agreement contains representations and warranties, affirmative and negative covenants, and events of default substantially similar to those contained in the Revolving Credit Agreement.

The foregoing descriptions of the Revolving Credit Agreement and Acquisition Term Loan Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Revolving Credit Agreement and Acquisition Term Loan Agreement attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Many of the lenders under the Revolving Credit Agreement and Acquisition Term Loan Agreement and/or their affiliates have in the past performed, and may in the future from time to time perform, investment banking, financial advisory, lending and/or commercial banking services, or other services for the Company and its subsidiaries (including in connection with the transactions described in this Form 8-K), for which they have received, and may in the future receive, customary compensation and expense reimbursement.

Item 1.02.	Termination of a Material Definitive Agreement.

The information included in Item 1.01 under the heading “Revolving Credit Agreement” above is hereby incorporated by reference into this Item 1.02.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 above is hereby incorporated by reference in its entirety into this Item 2.03.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Credit Agreement, dated as of December 23, 2020, by and among the Company, the lenders and other parties party thereto, and Citibank, N.A., as Administrative Agent, Swingline Lender and an Issuing Lender.

10.2	Credit Agreement, dated as of December 23, 2020, by and among the Company, the lenders and other parties party thereto, and Bank of America, N.A., as Administrative Agent.

104	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document

Forward-Looking Statements

This communication relates to a proposed business combination transaction between the Company and Slack. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Slack do business, or on the Company’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Slack’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of the Company. Each of the Company and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at http://www.salesforce.com/investor or by contacting the Company’s Investor Relations department at

investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

The Company, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by the Company with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Slack using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

salesforce.com, inc.

By:	/s/ Mark J. Hawkins
Mark J. Hawkins
President and Chief Financial Officer

Dated: December 23, 2020

Exhibit 10.1

EXECUTION VERSION

Published Deal CUSIP: 79466NAS9

Published Revolver CUSIP: 79466NAT7

CREDIT AGREEMENT

DATED AS OF DECEMBER 23, 2020

AMONG

SALESFORCE.COM, INC.,

as the Borrower,

THE LENDERS FROM TIME TO TIME PARTIES HERETO,

and

CITIBANK, N.A.,

as Administrative Agent, a Swingline Lender and an Issuing Lender

CITIBANK, N.A.

BofA SECURITIES, INC.

JPMORGAN CHASE BANK, N.A.,

BARCLAYS BANK PLC,

DEUTSCHE BANK SECURITIES INC.,

RBC CAPITAL MARKETS, LLC1

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Joint Lead Arrangers and Joint Book Managers

BANK OF AMERICA, N.A.

and

JPMORGAN CHASE BANK, N.A.,

as Syndication Agents

and

BARCLAYS BANK PLC,

DEUTSCHE BANK SECURITIES INC.,

RBC CAPITAL MARKETS, LLC

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Documentation Agents

[1]	RBC Capital Markets is a brand name for the capital markets business of Royal Bank of Canada and its affiliates.

ii

iii

iv

ARTICLE 11
SETOFF

Section 11.01	Setoff	98

ARTICLE 12
BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

Section 12.01	Successors and Assigns	99
Section 12.02	Dissemination of Information	103
Section 12.03	Tax Treatment	103

ARTICLE 13
NOTICES

Section 13.01	Notices; Effectiveness; Electronic Communication	103

ARTICLE 14
COUNTERPARTS; INTEGRATION; EFFECTIVENESS; ELECTRONIC EXECUTION

Section 14.01	Counterparts; Effectiveness	106
Section 14.02	Electronic Execution	106

ARTICLE 15
CHOICE OF LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL

Section 15.01	Choice of Law	107
Section 15.02	Consent to Jurisdiction	107
Section 15.03	Waiver of Jury Trial	108
Section 15.04	U.S. Patriot Act Notice and Beneficial Ownership Regulation	108
Section 15.05	No Advisory or Fiduciary Responsibility	108
Section 15.06	Judgment Currency	109
Section 15.07	Acknowledgement and Consent to Bail-in of Affected Financial Institutions	109

v

EXHIBITS

Exhibit A	– Form of Compliance Certificate
Exhibit B	– Form of Assignment and Assumption
Exhibit C	– Form of Prepayment Notice
Exhibit D	– Form of Promissory Note
Exhibit E	– Form of Borrowing Notice
Exhibit F	– Form of Conversion/Continuation Notice
Exhibit G	– [Reserved]
Exhibit H-1	– Form of U.S. Tax Compliance Certificate
Exhibit H-2	– Form of U.S. Tax Compliance Certificate
Exhibit H-3	– Form of U.S. Tax Compliance Certificate
Exhibit H-4	– Form of U.S. Tax Compliance Certificate

SCHEDULES

Pricing Schedule

Commitment Schedule

Schedule 13.01	– Certain Addresses for Notices

vi

CREDIT AGREEMENT

This Credit Agreement, dated as of December 23, 2020, is among salesforce.com, inc., a Delaware corporation (the “Borrower”), the institutions from time to time parties hereto as Lenders (whether by execution of this Agreement or an assignment pursuant to Section 12.01), and Citibank, N.A., as Administrative Agent, a Swingline Lender and an Issuing Lender.

The Borrower has requested that the Lenders provide a revolving credit facility to the Borrower for the purposes set forth herein, and the Lenders are willing to do so on the terms and conditions set forth herein. In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Certain Defined Terms. As used in this Agreement:

“Actual Unused Commitments” is defined in Section 2.05(a).

“Administrative Agent” means Citi in its capacity as contractual representative of the Lenders pursuant to Article 10, and not in its individual capacity as a Lender, and any successor Administrative Agent appointed pursuant to Article 10.

“Administrative Agent’s Office” means, with respect to any currency, the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 13.01 with respect to such currency, or such other address or account with respect to such currency as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

“Advance” means a Revolving Borrowing or a Swingline Borrowing, as the context may require.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of voting securities, by contract or otherwise.

“Agent” means any of the Administrative Agent, the Arrangers, the Syndication Agents or the Documentation Agents, as appropriate, and “Agents” means, collectively, the Administrative Agent, the Arrangers, the Syndication Agents and the Documentation Agents.

“Agent Parties” is defined in Section 13.01(c).

“Aggregate Commitment” means, at any time, the aggregate amount of the Commitments of all of the Lenders at such time, as may be adjusted from time to time pursuant to the terms hereof. The Aggregate Commitment as of the Effective Date is Three Billion and 00/100 Dollars ($3,000,000,000.00).

“Aggregate Outstanding Credit Exposure” means, at any time, the aggregate of the Outstanding Credit Exposure with respect to all of the Lenders at such time.

“Agreement” means this Credit Agreement, as it may be amended, restated, supplemented or otherwise modified and as in effect from time to time.

“Agreement Accounting Principles” means GAAP, applied in a manner consistent with that used in preparing the financial statements of the Borrower referred to in Section 5.04; provided, however, that notwithstanding anything contained in Section 9.07 to the contrary, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change in GAAP occurring after the Effective Date (or any change in GAAP that occurred on or prior to the Effective Date but was not reflected in the financial statements included in the Borrower SEC Report) or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

“Agreement Currency” is defined in Section 15.06.

“Alternate Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the Prime Rate in effect for such day and (c) the Eurocurrency Base Rate plus 1.0%. “Prime Rate” means the rate of interest in effect for such day as publicly announced from time to time by Citi as its “prime rate.” The “prime rate” is a rate set by Citi based upon various factors including Citi’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Citi shall take effect at the opening of business on the day specified in the public announcement of such change. If the Alternate Base Rate shall be less than zero, such rate shall be deemed zero for all purposes of this Agreement. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 3.07 hereof, then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above.

“Alternate Base Rate Advance” means an Advance which, except as otherwise provided in Section 2.11, bears interest at the Alternate Base Rate.

“Alternate Base Rate Loan” means a Revolving Loan, or portion thereof, which, except as otherwise provided in Section 2.11, bears interest at the Alternate Base Rate. All Alternate Base Rate Loans shall be denominated in Dollars.

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to the Borrower or any of its Subsidiaries from time to time concerning or relating to bribery, money laundering or corruption, including the United States Foreign Corrupt Practices Act of 1977, as amended.

“Applicable Margin” means, with respect to Advances of any Type at any time, the percentage rate per annum which is applicable at such time with respect to Advances of such Type as set forth under the heading “Applicable Margin” in the Pricing Schedule.

“Applicable Time” means, with respect to any borrowings and payments in any Foreign Currency, the local time in the place of settlement for such Foreign Currency as shall be reasonably determined by the Administrative Agent, the applicable Swingline Lender or the applicable Issuing Lender, as the case may be, to be necessary for timely settlement on the relevant date in accordance with normal banking procedures in the place of payment. In advance of the initial borrowing of a Revolving Loan, Swingline Loan or issuance of a Letter of Credit, in each case, in any Foreign Currency, the Administrative Agent, the applicable Swingline Lender or the applicable Issuing Lender, as applicable, shall provide the Borrower and Lenders with written notice of the Applicable Time for any borrowings and payments in such Foreign Currency. In the event no such notice is delivered by the Administrative Agent, the Borrower and any Lender shall be required to make any borrowings and payments in accordance with the times specified herein for borrowings and payments in Dollars.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means Citi, BofA Securities, Inc., JPMorgan Chase Bank, N.A., Barclays Bank PLC, Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Wells Fargo Bank, National Association, in their capacity as Joint Lead Arrangers.

“Article” means an Article of this Agreement unless another document is specifically referenced.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 12.01), and accepted by the Administrative Agent, in substantially the form of Exhibit B or any other form approved by the Administrative Agent.

“Authorized Officer” means any of the President, the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, any Vice President, the Treasurer, the Assistant Treasurer, the Controller or the Secretary of the Borrower and, solely for purposes of notices given pursuant to Article 2, any other officer or employee of the Borrower so designated by any of the foregoing officers in a notice to the Administrative Agent or any other officer or employee of the Borrower designated in or pursuant to an agreement between the Borrower and the Administrative Agent, in each case acting in accordance with the terms of the signing authority granted in the incumbency certificate delivered to the Administrative Agent pursuant to Section 4.01(d) (including any supplements thereto delivered to the Administrative Agent from time to time by way of an officers’ certificate jointly executed by two Authorized Officers).

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.07(b)(iv).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bank of America” means Bank of America, N.A., a national banking association having its principal office in Charlotte, North Carolina, in its individual capacity, and its successors.

“Benchmark” means, initially (i) with respect to any amounts denominated in Dollars, Dollar LIBOR, (ii) with respect to amounts denominated in Sterling, Sterling LIBOR and (iii) with respect to any amounts denominated in Euro, EURIBOR; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.07(b)(i).

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth below and (where applicable) in the order set forth below for the applicable currency that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	For any amounts denominated in Dollars:

(1)	the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2)	the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion.

(b)

For any amounts denominated in all Non-Hardwired Currencies, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for syndicated credit facilities denominated in such currency at such time in the U.S. syndicated loan market and (b) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clauses (a)(1), (a)(2), (a)(3) or (b) above would be less than the Floor for the applicable Benchmark, the Benchmark Replacement will be deemed to be the Floor applicable to such Benchmark for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1)

for purposes of clauses (a)(1) and (a)(2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent: (a) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor or (b) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2)

for purposes of clause (a)(3) or (b) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor and currency giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities in the applicable currency in the U.S. syndicated loan market;

provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, the formula for calculating any successor rates identified pursuant to the definition of “Benchmark Replacement”, the formula, methodology or convention for applying the successor Floor to the successor Benchmark Replacement and other technical, administrative or operational matters) that the Administrative Agent decides in its reasonable discretion may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides in its reasonable discretion that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides in its reasonable discretion is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(3) in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any then-current Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.07 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.07.

“Beneficial Ownership Regulation” is defined in Section 15.04.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower” is defined in the preamble hereto.

“Borrower Materials” is defined in Section 6.01.

“Borrower SEC Report” means the Borrower’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020.

“Borrowing Date” means a date on which an Advance is made or a Letter of Credit is issued hereunder.

“Borrowing Notice” is defined in Section 2.08.

“Business Day” means a day (other than Saturday or Sunday) on which banks are generally open in San Francisco, California and New York, New York for the conduct of substantially all of their commercial lending activities and interbank wire transfers can be made on the Fedwire system (or any other equivalent wire system) and:

(a) if such day relates to any interest rate settings as to a Eurocurrency Loan denominated in Dollars, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan, means any such day that is also a London Banking Day;

(b) if such day relates to any interest rate settings as to a Eurocurrency Loan denominated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such Eurocurrency Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan, means a TARGET Day;

(c) if such day relates to any interest rate settings as to a Eurocurrency Loan denominated in a currency other than Dollars or Euro, means any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other applicable offshore interbank market for such currency; and

(d) if such day relates to any fundings, disbursements, settlements and payments in a currency other than Dollars or Euro in respect of a Eurocurrency Loan denominated in a currency other than Dollars or Euro, or any other dealings in any currency other than Dollars or Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Loan (other than any interest rate settings), means any such day on which banks are open for foreign exchange business in the principal financial center of the country of such currency.

“Capitalized Lease” of a Person means any lease of Property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles; provided that notwithstanding anything contained in the definition of Agreement Accounting Principles to the contrary, unless the Borrower otherwise elects by delivery of a notice to the Administrative Agent, all leases of any Person that are or would be characterized as operating leases in accordance with GAAP as in effect in the United States on January 31, 2018 (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capitalized Leases) for purposes of this Agreement regardless of any change in GAAP following the date that would otherwise require such obligations to be recharacterized as Capitalized Leases.

“Capitalized Lease Obligations” of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles; provided that notwithstanding anything contained in the definition of Agreement Accounting Principles to the contrary, unless the Borrower otherwise elects by delivery of a notice delivered to the Administrative Agent, all obligations under any leases of any Person that are or would be characterized as operating lease obligations in accordance with GAAP as in effect in the United States on January 31, 2018 (whether or not such operating lease obligations were in effect on such date) shall continue to be accounted for as operating lease obligations (and not as Capitalized Lease Obligations) for purposes of this Agreement regardless of any change in GAAP following the date that would otherwise require such obligations to be recharacterized as Capitalized Lease Obligations.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of one or more of the Issuing Lenders or Lenders, as collateral for L/C Obligations or obligations of Lenders to fund participations in respect of L/C Obligations, cash or deposit account balances, in each case denominated in Dollars, or, if the applicable Issuing Lender shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to the applicable Issuing Lender. “Cash Collateral” shall have a meaning analogous to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives promulgated thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in the case of clauses (x) and (y) be deemed to be a “Change in Law”, regardless of the date enacted, adopted, issued, promulgated or implemented.

“Change of Control” means (a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Borrower and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) other than the Borrower or one of its Subsidiaries or (b) an event or series of events by which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50.0% of the then-outstanding shares of capital stock or equivalent interests of the Borrower the holders of which are ordinarily, in the absence of contingencies, entitled to vote for members of the board of directors or equivalent governing body of the Borrower on a fully diluted basis, even though the right to so vote has been suspended by the happening of such a contingency (the “Voting Stock”). Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (x) the Borrower becomes a direct or indirect wholly owned Subsidiary of another Person and (y) the shares of the Voting Stock of the Borrower outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of such Person immediately after giving effect to such transaction.

“Citi” means Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein, in its individual capacity, and its successors.

“Code” means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

“Commitment” means, for each Lender, the obligation of such Lender to (i) make Revolving Loans to the Borrower pursuant to Section 2.01(a), (ii) make Swingline Loans to the Borrower or purchase participations in Swingline Loans pursuant to Section 2.01(b) and (iii) purchase participations in L/C Obligations pursuant to Section 2.03, in an aggregate principal amount not to exceed the amount set forth on the Commitment Schedule (which schedule shall set forth each Lender’s Commitment as of the Effective Date) or in an Assignment and Assumption executed pursuant to Section 12.01, as it may be modified as a result of any assignment that has become effective pursuant to Section 12.01 or as otherwise modified from time to time pursuant to the terms hereof.

“Commitment Fee” is defined in Section 2.05.

“Commitment Schedule” means the Schedule attached hereto and identified as such, identifying each Lender’s Commitment and each Issuing Lender’s L/C Commitment as of the Effective Date.

“Communication” is defined in Section 14.02.

“Consolidated Assets” means, at any date of determination, the total amount, as shown on or reflected in the most recent consolidated balance sheet of the Borrower and its subsidiaries as at the end of the Borrower’s fiscal quarter ending prior to such date, of all assets of the Borrower and its consolidated subsidiaries on a consolidated basis in accordance with Agreement Accounting Principles (giving pro forma effect to any acquisition or disposition of Property of the Borrower or any of its subsidiaries involving the payment or receipt of consideration by the Borrower or any of its subsidiaries in excess of $500,000,000 that has occurred since the end of such fiscal quarter as if such acquisition or disposition had occurred on the last day of such fiscal quarter).

“Controlled Group” means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower or any of its Subsidiaries, are treated as a single employer under Section 414 of the Code.

“Conversion/Continuation Notice” is defined in Section 2.09.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding any business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means an event described in Article 7.

“Defaulting Lender” means, subject to Section 2.21(g), any Lender that (a) has failed to (i) perform any of its funding obligations hereunder, including in respect of its Loans, within three (3) Business Days of the date required to be funded by it hereunder unless such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that one or more conditions precedent to funding has not been satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing) or (ii) pay to the Administrative Agent, any Issuing Lender, any Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within three (3) Business Days of the date when due, (b) has notified the Borrower, the Administrative Agent, any Issuing Lender or any Swingline Lender in writing that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder, or generally under other agreements in which it commits to extend credit, unless such notification or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding cannot be satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing or public statement), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Borrower to confirm in a manner satisfactory to the Administrative Agent or the Borrower, as applicable, that it will comply with its funding obligations, which request was made because of a reasonable concern by the Administrative Agent or the Borrower that such Lender may not be able to comply with its funding obligations hereunder; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent or the Borrower, or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, (iii) become the subject of a Bail-In Action or (iv) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority unless such ownership or equity results in or provides such Lender with immunity from the jurisdiction of courts within the United States or any other nation or from the enforcement of judgments or writs of attachment on its assets or permits such Lender (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.21(g)) as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Borrower, each Issuing Lender, each Swingline Lender and each other Lender promptly following such determination.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is, or its government is, the subject or target of any Sanction.

“Documentation Agents” means Barclays Bank PLC, Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Wells Fargo Bank, National Association, each in its capacity as a documentation agent for the Lenders, and not in its individual capacity as a Lender.

“Dollar” and “$” means dollars in the lawful currency of the United States of America.

“Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Foreign Currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent, the applicable Swingline Lender or the applicable Issuing Lender, as the case may be, at such time on the basis of the Exchange Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Foreign Currency.

“Dollar LIBOR” means the Eurocurrency Base Rate applicable to Eurocurrency Loans denominated in Dollars.

“Early Opt-in Election” means, if the then-current Benchmark is a LIBOR, the occurrence of the following on or after December 31, 2020:

(1)

(a) with respect to Dollars, a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding Dollar denominated syndicated credit facilities in the U.S. syndicated loan market at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review); or (b) with respect to a Non-Hardwired Currency utilizing a LIBOR, a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding syndicated credit facilities which include such Non-Hardwired Currency at such time in the U.S. syndicated loan market contain a new benchmark interest rate to replace the then current Benchmark with respect to such Non-Hardwired Currency as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)

in each case, the joint election by the Administrative Agent and the Borrower to trigger a fallback from the applicable then-current Benchmark and the provision by the Administrative Agent of written notice of such election to the Lenders.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which all of the conditions specified in Section 4.01 shall first be satisfied (or waived).

“Electronic Copy” is defined in Section 14.02.

“Electronic Record” is defined in Section 14.02.

“Electronic Signature” is defined in Section 14.02.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 12.01(b)(v), (vi) and (vii) (subject to such consents, if any, as may be required under Section 12.01(b)(iii)).

“Environmental Laws” means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and other governmental restrictions relating to (a) the protection of the environment, (b) the effect of the environment on human health, (c) emissions, discharges or releases of pollutants, contaminants, hazardous substances or wastes into surface water, ground water or land, or (d) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, hazardous substances or wastes or the clean-up or other remediation thereof.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, cost of environmental remediation, fines, penalties or indemnities), resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, including (unless the context otherwise requires) the rules or regulations promulgated thereunder.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euro” means the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the legislative measures of the European Union for the introduction of, changeover to or operation of the Euro in one or more member states, being in part legislative measures to implement the European and Monetary Union as contemplated in the Treaty on European Union.

“Eurocurrency Advance” or “Eurocurrency Loan” means an Advance or Loan which, except as otherwise provided in Section 2.11, bears interest based on the applicable Eurocurrency Rate. Eurocurrency Advances and Eurocurrency Loans that are (i) Revolving Borrowings shall be denominated in Dollars or a Foreign Currency or (ii) Swingline Borrowing shall be denominated in Euros. All Revolving Loans denominated in a Foreign Currency must be Eurocurrency Loans.

“Eurocurrency Base Rate” means

(a) for any Interest Period with respect to a Eurocurrency Loan denominated in Dollars or Sterling, the rate per annum equal to the London Interbank Offered Rate for such currency administered by the ICE Benchmark Administration (or the successor thereto if the ICE Benchmark Administration is no longer making a London Interbank Offered Rate available) (“LIBOR”) as published on the applicable Reuters screen page (or such other comparable commercially available source providing such quotations as may be designated by the Administrative Agent from time to time in its reasonable discretion) at approximately 11:00 a.m., London time, two (2) London Banking Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) in the London interbank market with a term equivalent to such Interest Period;

(b) for any interest calculation with respect to an Alternate Base Rate Loan on any date, the rate per annum equal to LIBOR, at approximately 11:00 a.m., London time determined two (2) London Banking Days prior to such date for Dollar deposits being delivered in the London interbank market for a term of one month commencing that day; and

(c) for any Interest Period with respect to a Eurocurrency Loan denominated in Euros, the rate per annum equal to the Euro Interbank Offered Rate (“EURIBOR”), or a comparable or successor rate which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) (in such case, the “EURIBOR Rate”) at or about 11:00 a.m. (Brussels, Belgium time) two (2) TARGET Days prior to the commencement of such Interest Period;

If the Eurocurrency Base Rate shall be less than zero, such rate shall be deemed zero for all purposes of this Agreement.

“Eurocurrency Rate” means, with respect to a Eurocurrency Advance for the relevant Interest Period, the quotient of (i) the Eurocurrency Base Rate applicable to such Interest Period divided by (ii) one minus the Reserve Requirement (expressed as a decimal) applicable to such Interest Period.

“Exchange Rate” for a currency means the rate determined by the Administrative Agent, a Swingline Lender or an Issuing Lender, as applicable, for the purchase of such currency with another currency, as published on the applicable Reuters screen page (or such other source as may be agreed upon by the Administrative Agent, any Swingline Lender or any Issuing Lender, as applicable, and the Borrower) at or about 11:00 a.m. (New York time) on the date two Business Days prior to the date as of which the foreign exchange computation is made. In the event that such rate does not appear on the applicable Reuters screen page (or such other source as may be agreed upon by the Administrative Agent, any Swingline Lender or any Issuing Lender, as applicable, and the Borrower), the “Exchange Rate” with respect to the purchase of such currency with another currency shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent, any Swingline Lender or any Issuing Lender, as applicable, and the Borrower, or, in the absence of such agreement, such “Exchange Rate” shall instead be the rate determined by the Administrative Agent, a Swingline Lender or an Issuing Lender, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office in respect of such currency at approximately 11:00 a.m. (local time) on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that if at the time of any such determination, no such spot rate can reasonably be quoted, the Administrative Agent, a Swingline Lender or an Issuing Lender, as applicable, may use any reasonable method as it deems applicable to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) Taxes imposed on or measured by its overall net income (however denominated), franchise Taxes imposed on it (in lieu of net income Taxes), and branch profits or similar Taxes, in each case, imposed by the jurisdiction (or any political subdivision thereof) (i) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Installation is located, or (ii) where the recipient otherwise has a present or former connection (other than by reason of the activities and transactions specifically contemplated by this Agreement, including selling or assigning an interest in any Loan or Loan Document or enforcing provisions of any Loan Document), (b) any backup withholding Tax that is required by the Code to be withheld from amounts payable to a Lender that has failed to comply with Section 3.05(e)(ii), (c) in the case of a Foreign Lender, any U.S. withholding Tax that is required to be imposed on amounts payable to such Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.18) pursuant to the laws in force at the time such Foreign Lender becomes a party hereto (or designates a new Lending Installation), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Installation (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 3.05(a)(i) or (ii), (d) in the case of a Lender, any withholding Tax that is attributable to such Lender’s failure to comply with Section 3.05(e) and (e) any U.S. federal withholding Taxes imposed under FATCA.

“Exhibit” refers to an exhibit to this Agreement, unless another document is specifically referenced.

“Existing Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of April 30, 2018, among the Borrower, the lenders and letter of credit issuers from time to time parties thereto and Wells Fargo Bank, National Association, as administrative agent, swingline lender and an issuing lender (as amended, restated, supplemented or otherwise modified prior to the date hereof).

“Facility Termination Date” means the earlier of (a) December 23, 2025 and (b) the date of termination in whole of the Aggregate Commitment pursuant to Section 2.05 or Section 8.01 hereof; provided, that if such date is not a Business Day, the Facility Termination Date shall be the immediately preceding Business Day.

“FATCA” means Sections 1471-1474 of the Code as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any regulations promulgated thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Citi on such day on such transactions as determined by the Administrative Agent; provided further, that if the Federal Funds Rate shall be less than zero, the Federal Funds Rate shall be deemed to be zero for all purposes hereunder.

“Fee Letters” means (i) the Permanent Financing Citi Fee Letter, dated as of December 1, 2020, between the Borrower and Citi and (ii) the Permanent Financing Joint Fee Letter, dated as of December 1, 2020, among the Borrower, Citi, Bank of America and JPMorgan Chase Bank, N.A.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to any applicable Benchmark.

“Foreign Currency” means Sterling, Euros or any other currency (other than Sterling and Euros) which is approved in accordance with Section 1.05.

“Foreign Lender” means any Lender that is not organized under the laws of the United States, any State thereof or the District of Columbia.

“Foreign Pension Plan” means any defined benefit plan as described in Section 3(35) of ERISA for which the Borrower, any Subsidiary or any member of the Controlled Group is a sponsor or administrator or to which the Borrower, any Subsidiary or any member of the Controlled Group has any liability, and which (a) is maintained or contributed to for the benefit of employees of the Borrower, any of its respective Subsidiaries or any member of its Controlled Group, (b) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (c) under applicable local law, is required to be funded through a trust or other funding vehicle.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any Issuing Lender, such Defaulting Lender’s Pro Rata Share of the outstanding L/C Obligations with respect to Letters of Credit issued by such Issuing Lender, other than such L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof and (b) with respect to any Swingline Lender, such Defaulting Lender’s Pro Rata Share of outstanding Swingline Loans other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time, subject to the Agreement Accounting Principles.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Increased Amount Date” is defined in Section 2.22.

“Incremental Revolving Credit Commitment” is defined in Section 2.22.

“Indebtedness for Borrowed Money” of a Person means, without duplication, (a) the outstanding principal amount of indebtedness for borrowed money (whether or not evidenced by bonds, debentures, notes or similar instruments), (b) obligations for the deferred purchase price of property or services (other than (i) trade accounts payable, intercompany charges and expenses, deferred revenue and other accrued liabilities (including deferred payments in respect of services by employees), in each case incurred in the ordinary course of business and (ii) any earn-out obligation or other post-closing balance sheet adjustment prior to such time as it becomes a liability on the balance sheet of the Borrower in accordance with GAAP), (c) Capitalized Lease Obligations, (d) unpaid reimbursement obligations with respect to drawn letters of credit and banker’s acceptances issued for the account of such Person (to the extent not already cash collateralized) and (e) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of any other Person of the kinds referred to in clause (a), (b), (c) or (d) above. Notwithstanding the foregoing, clause (c) shall not include any obligations of the Borrower or any Subsidiary classified as Capitalized Lease Obligations under GAAP or for other accounting purposes, but for which the Borrower and its Subsidiaries do not make and are not required to make any cash payment.

“Indemnified Taxes” means Taxes (other than Excluded Taxes) imposed on or with respect to any payment made by or on account of any obligation of the Borrower hereunder.

“Indemnitee” is defined in Section 9.06(b).

“Information” is defined in Section 9.10.

“Interest Period” means, with respect to a (i) Eurocurrency Advance other than a Swingline Borrowing, a period of one week, one, two, three or six months or such other period agreed to by the Lenders and the Borrower and (ii) a Eurocurrency Advance in respect of a Swingline Borrowing, a period of one week or such other period agreed to by the applicable Swingline Lender and the Borrower, commencing on a Borrowing Date or on the date on which a Eurocurrency Advance is continued or an Alternate Base Rate Advance is converted into a Eurocurrency Advance. Such Interest Period shall end on but exclude the day which corresponds numerically to such date one, two, three or six months or such other agreed upon period thereafter, or, in the case of an Interest Period of one week shall end on but exclude the day that is one week thereafter; provided, however, that if there is no such numerically corresponding day in such next, second, third or sixth succeeding month or such other succeeding period, such Interest Period shall end on the last Business Day of such next, second, third or sixth succeeding month or such other succeeding period. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day; provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“ISP” means the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance of the relevant Letter of Credit).

“Issuing Lender” means each of (a) Citi, (b) Bank of America, (c) JPMorgan Chase Bank, N.A. and (d) any other Lender to the extent it has agreed in its sole discretion to act as an “Issuing Lender” hereunder and that has been approved in writing by the Borrower in its sole discretion as an “Issuing Lender” hereunder, in each case in its capacity as issuer of any Letter of Credit.

“Judgment Currency” is defined in Section 15.06.

“L/C Commitment” means, as to any Issuing Lender, the obligation of such Issuing Lender to issue Letters of Credit for the account of the Borrower or one or more of its Subsidiaries from time to time in an aggregate amount equal to the amount set forth opposite the name of each such Issuing Lender on the Commitment Schedule or, for any Issuing Lender becoming an Issuing Lender after the Effective Date, such amount as is separately agreed to in a written agreement between the Borrower and such Issuing Lender (which such agreement shall be promptly delivered to the Administrative Agent upon execution), in each case, as such amount may be changed after the Effective Date in a written agreement between the Borrower and such Issuing Lender (which such agreement shall be promptly delivered to the Administrative Agent upon execution); provided that the L/C Commitment with respect to any Person that ceases to be an Issuing Lender for any reason pursuant to the terms hereof shall be $0 (subject to the Letters of Credit of such Person remaining outstanding in accordance with the provisions hereof).

“L/C Obligations” means at any time, an amount equal to the sum of (a) the aggregate undrawn and unexpired amount of the then outstanding Letters of Credit plus (b) the aggregate amount of drawings under Letters of Credit which have not then been reimbursed pursuant to Section 2.03(f). For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.03.

“L/C Participants” means, with respect to any Letter of Credit, the collective reference to all of the Lenders other than the applicable Issuing Lender.

“L/C Sublimit” means the lesser of (a) $50,000,000 and (b) the Aggregate Commitment.

“Lenders” means the lending institutions listed on the signature pages of this Agreement and their respective successors and assigns, as well as any Person that becomes a “Lender” hereunder pursuant to an Assignment and Assumption or Section 2.22. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lenders.

“Lending Installation” means, with respect to a Lender or the Agents, the office, branch, subsidiary or affiliate of such Lender or Agent listed on the administrative information sheets provided to the Administrative Agent in connection herewith, or otherwise selected by such Lender or Agent pursuant to Section 2.16.

“Lender Joinder Agreement” means a joinder agreement in a form reasonably satisfactory to the Administrative Agent delivered in connection with Section 2.22.

“Letter of Credit Application” means an application, in the form specified by the applicable Issuing Lender from time to time, requesting such Issuing Lender to issue, extend or increase a Letter of Credit. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Lender relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

“Letters of Credit” means the collective reference to letters of credit issued pursuant to Section 2.03. Notwithstanding anything to the contrary contained herein, a letter of credit issued by any Issuing Lender (other than Citi at any time it is also acting as Administrative Agent) pursuant to Section 2.03 shall not be a “Letter of Credit” for purposes of the Loan Documents until such time as the Administrative Agent has been notified in writing of the issuance thereof by the applicable Issuing Lender. A Letter of Credit may be denominated, at the option of the Borrower, in Dollars or any Foreign Currency.

“LIBOR” means collectively Dollar LIBOR and Sterling LIBOR.

“Lien” means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

“Loan” means an extension of credit by a Lender to the Borrower in the form of a Revolving Loan or a Swingline Loan.

“Loan Documents” means this Agreement, each Letter of Credit Application, each Lender Joinder Agreement and any Notes issued pursuant to Section 2.13 (if requested) as the same may be amended, restated or otherwise modified and in effect from time to time.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Major Subsidiary” means any Subsidiary of the Borrower (a) which is organized and existing under, or has its principal place of business in, the United States or any political subdivision thereof, Canada or any political subdivision thereof, any country which is a member of the European Union on the Effective Date or any political subdivision thereof, or Switzerland, Norway or Australia or any of their respective political subdivisions, and (b) which has at any time total assets (after intercompany eliminations) exceeding 10% of Consolidated Assets.

“Material Adverse Effect” means a material adverse effect on (a) the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole or (b) the rights of or remedies available to the Lenders or the Administrative Agent against the Borrower under the Loan Documents, taken as a whole.

“Minimum Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or deposit account balances, an amount equal to 100% of the Fronting Exposure of the Issuing Lenders with respect to Letters of Credit issued and outstanding at such time and (b) otherwise, an amount reasonably determined by the Administrative Agent and the Issuing Lenders in their sole discretion.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) of ERISA that is subject to Title IV of ERISA and is maintained pursuant to a collective bargaining agreement or any other arrangement to which the Borrower, any Subsidiary or any member of the Controlled Group is a party to which more than one employer is obligated to make contributions.

“Note” is defined in Section 2.13(e).

“Non-Defaulting Lender” means, at any time, a Lender that is not a Defaulting Lender.

“Non-Hardwired Currencies” means all Foreign Currencies other than Dollars.

“Obligations” means all Loans, L/C Obligations, debts, liabilities, obligations, covenants and duties owing by the Borrower to any of the Agents, any Lender, any Issuing Lender, the Arrangers, any affiliate of the Agents or any Lender, any Issuing Lender, the Arrangers, or any indemnitee under the provisions of Section 9.06 or any other provisions of the Loan Documents, in each case of any kind or nature, present or future, arising under this Agreement or any other Loan Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, foreign exchange risk, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired (including, for the avoidance of doubt, interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any proceeding under any Debtor Relief Law, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding). The term includes, without limitation, all interest, charges, expenses, fees, attorneys’ fees and disbursements, paralegals’ fees, and any other sum chargeable to the Borrower under this Agreement or any other Loan Document.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Other Connection Taxes” means, with respect to the Administrative Agent or any Lender, Taxes imposed as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction imposing such Tax (other than connections arising from the Administrative Agent’s or such Lender’s having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, documentary, intangible, recording or filing taxes or any similar taxes, charges or levies arising from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.18).

“Outstanding Credit Exposure” means, as to any Lender at any time, (a) the Dollar Equivalent of the aggregate principal amount of its outstanding Revolving Loans at such time and (b) the Dollar Equivalent of such Lender’s Pro Rata Share of the aggregate L/C Obligations and principal amount of Swingline Loans outstanding at such time.

“Overnight Rate” means, for any day, (a) with respect to any amount denominated in Dollars, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent or any Issuing Lender, as the case may be, in accordance with banking industry rules on interbank compensation, and (b) with respect to any amount denominated in a Foreign Currency, the rate of interest per annum at which overnight deposits in the applicable Foreign Currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by a branch or Affiliate of the Administrative Agent in the applicable offshore interbank market for such currency to major banks in such interbank market.

“Participant” is defined in Section 12.01(d).

“Participant Register” is defined in Section 12.01(d).

“Payment Date” means the last Business Day of each March, June, September and December and the Facility Termination Date.

“PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.

“Person” means any natural person, corporation, firm, joint venture, partnership, limited liability company, association, enterprise, trust or other entity or organization, or any government or political subdivision or any agency, department or instrumentality thereof.

“Plan” means an employee benefit plan other than a Multiemployer Plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code as to which the Borrower, any Subsidiary or any member of the Controlled Group may have liability.

“Platform” is defined in Section 6.01.

“Pricing Schedule” means the Schedule identifying the Applicable Margin attached hereto identified as such.

“Property” of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

“Pro Rata Share” means, with respect to a Lender, a portion equal to a fraction the numerator of which is such Lender’s Commitment at such time (in each case, as adjusted from time to time in accordance with the provisions of this Agreement) and the denominator of which is the Aggregate Commitment at such time, or, if the Aggregate Commitment has been terminated, a portion equal to a fraction the numerator of which is such Lender’s Outstanding Credit Exposure at such time and the denominator of which is the sum of the Aggregate Outstanding Credit Exposure at such time.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Debt Rating” means the public credit rating for the Borrower’s senior unsecured, long-term debt without third-party credit enhancement by S&P and Moody’s.

“Public Lender” is defined in Section 6.01.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) with respect to a Eurocurrency Loan denominated in Dollars or Sterling, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, (2) with respect to a Eurocurrency Loan denominated in Euros, 11:00 a.m. (Brussels, Belgium time) two (2) TARGET Days preceding the date of such setting and (3) in any other case, the time determined by the Administrative Agent in its reasonable discretion.

“Register” is defined in Section 12.01(c).

“Regulation D” means Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors.

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors.

“Regulation X” means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors.

“Reimbursement Obligation” means the obligation of the Borrower to reimburse any Issuing Lender pursuant to Section 2.03(f) for amounts drawn under Letters of Credit issued by such Issuing Lender.

“Related Parties” means, with respect to any Person, such Person’s Affiliates, controlling Persons, successors and assigns, and the directors, officers, employees, agents and advisors of the foregoing.

“Released Party” is defined in Section 9.06(d).

“Relevant Governmental Body” means (i) with respect to a Benchmark or Benchmark Replacement in respect of any Benchmark applicable to Dollars, the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto, and (ii) with respect to a Benchmark or Benchmark Replacement in respect of any Benchmark applicable to a currency other than Dollars, (a) the central bank, regulator or other supervisory authority for the applicable currency or any central bank or other supervisor which is responsible for supervising (1) such Benchmark or Benchmark Replacement for such currency or (2) the administrator of such Benchmark or Benchmark Replacement for such currency or (b) any working group or committee officially endorsed or convened by: (1) the central bank for such currency, (2) any central bank or other supervisor that is responsible for supervising either (x) such Benchmark or Benchmark Replacement for such currency or (y) the administrator of such Benchmark or Benchmark Replacement for such currency, or (3) the Financial Stability Board, or a committee officially endorsed or convened by the Financial Stability Board, or any successor thereto.

“Removal Effective Date” is defined in Section 10.06(b).

“Reportable Event” means a reportable event, as defined in Section 4043 of ERISA and the regulations issued under such Section, with respect to a Plan, excluding, however, such events as to which the PBGC has by regulation or otherwise waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event; provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(c) of the Code.

“Request for Credit Extension” means (a) with respect to a Revolving Borrowing or a Swingline Borrowing, a Borrowing Notice and (b) with respect to the issuance of a Letter of Credit, a Letter of Credit Application.

“Required Lenders” means, on any date of determination, Lenders in the aggregate having greater than fifty percent (50%) of the Aggregate Commitment on such date or, if the Aggregate Commitment has been terminated, Lenders in the aggregate holding greater than fifty percent (50%) of the Aggregate Outstanding Credit Exposure on such date; provided that the Commitment of, and the portion of the Aggregate Outstanding Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Requisite Amount” means $500,000,000.

“Reserve Requirement” means, with respect to an Interest Period, the maximum aggregate reserve requirement (including all basic, supplemental, marginal and other reserves) which is imposed under Regulation D on “Eurocurrency liabilities” (as defined in Regulation D).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Revaluation Date” means (a) with respect to any Revolving Loan or Swingline Loan denominated in a Foreign Currency (i) the first day of each Interest Period applicable to such Revolving Loan, (ii) with an Interest Period longer than three months, at three-month intervals after the first day of such Interest Period and (iii) such additional dates as the Administrative Agent or, in the case of a Swingline Loan, the Administrative Agent and the applicable Swingline Lender, in each case shall reasonably require and (b) with respect to any Letter of Credit issued in a Foreign Currency, each of the following: (i) the date of the issuance of such Letter of Credit (or amendment of a Letter of Credit that increases the face amount thereof), (ii) the first Business Day of every calendar quarter after the date of issuance thereof while such Letter of Credit is outstanding, (iii) such additional dates as the Administrative Agent shall reasonably require and (iv) the date of each drawing thereunder.

“Revolving Borrowing” means a borrowing hereunder (a) consisting of the aggregate amount of several Revolving Loans made by the Lenders on the same Borrowing Date or (b) converted or continued by the Lenders on the same date of conversion or continuation, consisting, in either case, of the aggregate amount of the several Revolving Loans of the same Type and in the same currency and, in the case of Eurocurrency Loans, for the same Interest Period.

“Revolving Credit Facility” means the revolving credit facility established pursuant to Article 2 (including any increase in such revolving credit facility established pursuant to Section 2.22).

“Revolving Loan” means, with respect to a Lender, such Lender’s loan made pursuant to Section 2.01(a) (and any conversion or continuation thereof pursuant to Section 2.09).

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of S&P Global Inc. (or any successor thereto).

“Same Day Funds” means (a) with respect to disbursements and payments in Dollars, immediately available funds, and (b) with respect to disbursements and payments in a Foreign Currency, same day or other funds as may be determined by the Administrative Agent, any Swingline Lender or any Issuing Lender, as the case may be, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Foreign Currency.

“Sanction(s)” means any economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States Government (including, without limitation, OFAC or the U.S. Department of State), the United Nations Security Council, the European Union or Her Majesty’s Treasury.

“Schedule” refers to a specific schedule to this Agreement, unless another document is specifically referenced.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Section” means a numbered Section of this Agreement, unless another document is specifically referenced.

“Slack” means Slack Technologies, Inc., a company organized under the laws of the State of Delaware.

“Slack Acquisition” means the acquisition by the Borrower of all of the common equity interests of Slack.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Sterling” and “£” mean the lawful currency of the United Kingdom.

“Sterling LIBOR” means the Eurocurrency Base Rate applicable to Eurocurrency Rate Loans denominated in Sterling.

“Subject Related Parties” means, with respect to any Person, such Person’s (a) controlling Persons, controlled Affiliates or subsidiaries, (b) directors, officers or employees of such Person or of any of its subsidiaries, controlled Affiliates or controlling Persons or (c) agents and advisors of such Person or of any of its subsidiaries, controlled Affiliates or controlling Persons.

“Subsidiary” of a Person means (a) any corporation more than fifty percent (50%) of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or similar business organization more than fifty percent (50%) of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Borrower.

“Substantial Portion” means, on any date of determination, with respect to the Property of the Borrower and its Subsidiaries, Property which represents more than fifteen percent (15%) of the Consolidated Assets of the Borrower and its Subsidiaries on such date.

“Swingline Borrowing” means a borrowing of swingline loans pursuant to Section 2.01(b).

“Swingline Commitment” means with respect to each Swingline Lender, the commitment of such Swingline Lender to make Swingline Loans pursuant to Section 2.01. Each Swingline Lender’s Swingline Commitment shall equal (x) with respect to each of Citi, Bank of America and JPMorgan Chase Bank, N.A., 33.333% of the Swingline Sublimit or such other amount as shall be agreed by the applicable Swingline Lender and the Borrower and (y) with respect to any other Swingline Lender, such amount shall be agreed by such Swingline Lender and the Borrower.

“Swingline Lender” means each of (a) Citi, (b) Bank of America, (c) JPMorgan Chase Bank, N.A. and (d) any other Lender to the extent it has agreed in its sole discretion to act as a “Swingline Lender” hereunder and that has been approved in writing by the Borrower in its sole discretion as a “Swingline Lender” hereunder, in each case in its capacity as swingline lender hereunder.

“Swingline Loan” means any swingline loan made by any Swingline Lender to the Borrower pursuant to Section 2.01(b), and all such swingline loans collectively as the context requires.

“Swingline Sublimit” means the lesser of (a) $100,000,000 and (b) the Aggregate Commitment.

“Syndication Agents” means Bank of America and JPMorgan Chase Bank, N.A., in their capacities as the syndication agents for the Lenders, and not in their individual capacities as Lenders.

“TARGET Day” means any day on which TARGET2 (or, if such payment system ceases to be operative, such other payment system, if any, reasonably determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Type” means, with respect to any Advance, its nature as an Alternate Base Rate Advance or a Eurocurrency Advance.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unfunded Liabilities” means the amount (if any) by which the present value of all vested and unvested accrued benefits under all Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

“Unmatured Default” means an event which but for the lapse of time or the giving of notice, or both, would constitute a Default.

“U.S. Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended.

“U.S. Tax Compliance Certificate” is defined in Section 3.05(e)(ii)(B)(3).

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with Agreement Accounting Principles.

Section 1.02 Reserved.

Section 1.03 Letter of Credit Amounts. Unless otherwise specified, all references herein to the amount of a Letter of Credit at any time shall be deemed to mean the Dollar Equivalent of the maximum face amount of such Letter of Credit after giving effect to all automatic increases, if any, thereof contemplated by such Letter of Credit or the Letter of Credit Application therefor (at the time specified therefor in such applicable Letter of Credit or Letter of Credit Application and as such amount may be reduced by (a) any permanent reduction of such Letter of Credit or (b) any amount which is drawn, reimbursed and no longer available under such Letter of Credit).

Section 1.04 Exchange Rates, Basket Calculations.

(a) The Administrative Agent, the applicable Swingline Lender or the applicable Issuing Lender, respectively, shall determine the Exchange Rate in respect of each Revaluation Date to be used for calculating the Dollar Equivalent amounts of Revolving Loans, Swingline Loans and L/C Obligations, respectively, denominated in Foreign Currencies. Such Exchange Rates shall become effective as of such Revaluation Date and shall be the Exchange Rates employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur. Except for purposes of financial statements delivered by the Borrower hereunder and making calculations under the covenants and Defaults hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent, the applicable Swingline Lender or the applicable Issuing Lender, as applicable, based on the Exchange Rate in respect of the date of such determination as if such date were the Revaluation Date.

(b) Wherever in this Agreement in connection with an Advance, conversion, continuation or prepayment of a Eurocurrency Loan or a Swingline Loan, or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Advance, Eurocurrency Loan or Letter of Credit is denominated in a Foreign Currency, such amount shall be the relevant Foreign Currency equivalent of such Dollar amount (rounded to the nearest unit of such Foreign Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent, the applicable Swingline Lender or the applicable Issuing Lender, as the case may be, on the basis of the Exchange Rate (determined in respect of the most recent Revaluation Date).

(c) For purposes of determining compliance with Section 6.10, no Unmatured Default or Default shall be deemed to have occurred solely as a result of changes in Exchange Rates occurring after the time any Lien is created or incurred.

(d) [Reserved].

(e) [Reserved].

(f) The Administrative Agent shall provide written notice to the Borrower of each applicable Exchange Rate on, and the occurrence of, each Revaluation Date.

Section 1.05 Additional Foreign Currencies.

(a) The Borrower may from time to time request that Eurocurrency Loans be made and/or Letters of Credit be issued in a currency other than those specifically listed in the definition of “Foreign Currency”; provided that such requested currency is a lawful currency (other than Dollars) that is readily transferable and readily convertible into Dollars in the London interbank market. Such request shall be subject to the approval of the Administrative Agent and the Lenders; or in the case of any such request with respect to the issuance of Letters of Credit, such request shall be subject to the approval of the Administrative Agent and applicable Issuing Lender.

(b) Any such request shall be made to the Administrative Agent not later than 11:00 a.m. (New York time), ten (10) Business Days prior to the date of the desired Advance or the issuance of the applicable Letter of Credit (or such shorter period as may be agreed by the Administrative Agent and, in the case of any such request pertaining to Letters of Credit, the applicable Issuing Lender, in its or their sole discretion). In the case of any such request pertaining to Eurocurrency Loans, the Administrative Agent shall promptly notify each Lender thereof; and in the case of any such request pertaining to Letters of Credit, the Administrative Agent shall promptly notify the applicable Issuing Lender thereof. Each Lender (in the case of any such request pertaining to Eurocurrency Loans) or the applicable Issuing Lender (in the case of a request pertaining to Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m. (New York time), five (5) Business Days after receipt of such request (or such other time or date as may be agreed by the Administrative Agent in its sole discretion and notified to the Lenders) whether it consents, in its sole discretion, to the making of Eurocurrency Loans or the issuance of Letters of Credit, as the case may be, in such requested currency.

(c) Any failure by a Lender or an Issuing Lender, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Lender or Issuing Lender, as the case may be, to permit Eurocurrency Loans to be made or Letters of Credit to be issued in such requested currency. If the Administrative Agent and all the Lenders consent to making Eurocurrency Loans in such requested currency, the Administrative Agent shall so notify the Borrower and such currency shall thereupon be deemed for all purposes to be a Foreign Currency hereunder for purposes of any Advance of Eurocurrency Loans; and if the Administrative Agent and the applicable Issuing Lender consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the Borrower and such currency shall thereupon be deemed for all purposes to be a Foreign Currency hereunder for purposes of any Letter of Credit issuances by such Issuing Lender. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.05, the Administrative Agent shall promptly so notify the Borrower.

Section 1.06 Change of Currency.

(a) Each obligation of the Borrower under this Agreement to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro in accordance with the legislation of the European Union relating to Economic and Monetary Union as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption, provided that if and to the extent that such legislation or member state provides that any such obligation may be paid by debtors in either the Euro or such other currency, then the Borrower shall be permitted to repay such amount either in the Euro or such other currency. If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such borrowing, at the end of the then-current Interest Period.

(b) Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be reasonably necessary to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

(c) Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be reasonably necessary to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

ARTICLE 2

THE CREDITS

Section 2.01 Description of Facility; Commitment; Swingline Loans.

(a) Revolving Loans. From and including the Effective Date and prior to the Facility Termination Date, upon the satisfaction of the conditions precedent set forth in Section 4.02, each Lender severally and not jointly agrees, on the terms and conditions set forth in this Agreement, to make Revolving Loans to the Borrower in (at the Borrower’s election) Dollars or (other than in the case of Alternate Base Rate Loans) a Foreign

Currency from time to time in amounts not to exceed in the aggregate at any one time outstanding its Pro Rata Share of the Aggregate Commitment; provided that after giving effect to such Revolving Loan, (i) the Aggregate Outstanding Credit Exposure shall not exceed the Aggregate Commitment at such time and (ii) the Outstanding Credit Exposure of such Lender shall not exceed such Lender’s Commitment at such time. Subject to the terms of this Agreement, the Borrower may borrow, repay and re-borrow Revolving Loans at any time prior to the Facility Termination Date. The Commitments to lend hereunder shall expire automatically on the Facility Termination Date. Each Revolving Borrowing made under this Section 2.01(a) shall consist of Revolving Loans made from the several Lenders in accordance with their respective Pro Rata Shares of the Aggregate Commitment.

(b) Swingline Loans.

(i) Availability. Subject to the terms and conditions of this Agreement and the other Loan Documents, including, without limitation, Section 4.02 of this Agreement, and in reliance upon the representations and warranties set forth in this Agreement and the other Loan Documents, each Swingline Lender shall make Swingline Loans in Euros to the Borrower from time to time from the Effective Date to, but not including, the Facility Termination Date; provided that, after giving effect to any Swingline Borrowing, (A) the Aggregate Outstanding Credit Exposure shall not exceed the Aggregate Commitment and (B) the Dollar Equivalent of the aggregate principal amount of all outstanding Swingline Loans of the applicable Swingline Lender (after giving effect to any amount requested) shall not exceed the applicable Swingline Lender’s Swingline Commitment.

(ii) Refunding.

(A) Swingline Loans shall be refunded by the Lenders in Euros on demand by the applicable Swingline Lender. Such refundings shall be made by the Lenders in accordance with their respective Pro Rata Share and shall thereafter be reflected as Revolving Loans of the Lenders that are Eurocurrency Rate Loans in Euros on the books and records of the Administrative Agent. Each Lender shall fund its respective Pro Rata Share of Revolving Loans as required to repay Swingline Loans outstanding to the applicable Swingline Lender in immediately available funds upon demand by the applicable Swingline Lender but in no event later than 1:00 p.m. (Pacific time) on the third succeeding Business Day after such demand is made. No Lender’s obligation to fund its respective Pro Rata Share of a Swingline Loan shall be affected by any other Lender’s failure to fund its Pro Rata Share of a Swingline Loan, nor shall any Lender’s Pro Rata Share be increased as a result of any such failure of any other Lender to fund its Pro Rata Share of a Swingline Loan.

(B) The Borrower shall pay to the applicable Swingline Lender on demand in immediately available funds in Euros the amount of such Swingline Loans to the extent amounts received from the Lenders are not sufficient to repay in full the outstanding Swingline Loans requested or required to be refunded. In addition, the Borrower hereby authorizes the Administrative Agent to charge any account maintained by the Borrower with the applicable Swingline Lender (up to the amount available therein) in order to immediately pay such Swingline Lender the amount of such Swingline Loans to the extent amounts received from the Lenders are not sufficient to repay in full the outstanding Swingline Loans requested or required to be refunded. If any portion of any such amount paid to the applicable Swingline Lender shall be recovered by or on behalf of the Borrower from such Swingline Lender in bankruptcy or otherwise, the loss of the amount so recovered shall be ratably shared among all the Lenders in accordance with their respective Pro Rata Share (unless the amounts so recovered by or on behalf of the Borrower pertain to a Swingline Loan extended after the occurrence and during the continuance of a Default of which the Administrative Agent has received notice in the manner required pursuant to Section 8.01 and which such Default has not been waived by the Required Lenders or the Lenders, as applicable).

(iii) If for any reason any Swingline Loan cannot be refinanced with a Revolving Loan pursuant to Section 2.01(b)(ii)(A), each Lender shall, on the date such Revolving Loan was to have been made pursuant to Section 2.01(a), purchase for cash an undivided participating interest in the then outstanding Swingline Loans by paying to the applicable Swingline Lender an amount (the “Swingline Participation Amount”) equal to such Lender’s Pro Rata Share of the aggregate principal amount of Swingline Loans then outstanding. Each Lender will immediately transfer to the applicable Swingline Lender, in immediately available funds, the amount of its Swingline Participation Amount. Whenever, at any time after the applicable Swingline Lender has received from any Lender such Lender’s Swingline Participation Amount, the applicable Swingline Lender receives any payment on account of the Swingline Loans, such Swingline Lender will distribute to such Lender its Swingline Participation Amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans then due); provided that in the event that such payment received by the applicable Swingline Lender is required to be returned, such Lender will return to such Swingline Lender any portion thereof previously distributed to it by such Swingline Lender.

(iv) Each Lender acknowledges and agrees that its obligation to refund Swingline Loans and to purchase participating interests in accordance with the terms of this Section is absolute and unconditional and shall not be affected by any circumstance whatsoever, including (A) any setoff, counterclaim, recoupment, defense or other right that such Lender or the Borrower may have against any Swingline Lender, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of an Unmatured Default or Default or the failure to satisfy any of the other conditions specified in Section 4.02, (C) any adverse change in the condition (financial or otherwise) of the Borrower, (D) any breach of this Agreement or any other Loan Document by the Borrower or any other Lender or (E) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. Further, each Lender agrees and acknowledges that if prior to the refunding of any outstanding Swingline Loans pursuant to this Section, one of the events described in Sections 7.05 or 7.06 shall have occurred, each Lender will, on the date the applicable Revolving Loan would have been made, purchase an undivided participating interest in the Swingline Loan to be refunded in an amount equal to its Pro Rata Share of the aggregate amount of such Swingline Loan. Each Lender will immediately transfer to the applicable Swingline Lender, in immediately available funds, the amount of its participation and upon receipt thereof such Swingline Lender will deliver to such Lender a certificate evidencing such participation dated the date of receipt of such funds and for such amount. Whenever, at any time after the applicable Swingline Lender has received from any Lender such Lender’s participating interest in a Swingline Loan, such Swingline Lender receives any payment on account thereof, such Swingline Lender will distribute to such Lender its participating interest in such amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded).

(v) If any Lender fails to make available to the applicable Swingline Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.01(b) by the time specified in this Section 2.01(b), such Swingline Lender shall be entitled to recover from such Lender, on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Swingline Lender at a rate per annum equal to the applicable Overnight Rate, plus any administrative, processing or similar fees customarily charged by such Swingline Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Revolving Loan or Swingline Participation Amount, as the case may be. A certificate of the applicable Swingline Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (v) shall be conclusive absent manifest error.

(c) Defaulting Lenders. Notwithstanding anything to the contrary contained in this Agreement, this Section 2.01 shall be subject to the terms and conditions of Section 2.21.

Section 2.02 Facility Termination Date. Any outstanding Loans and all other unpaid Obligations (other than contingent indemnity obligations) shall be paid in full by the Borrower on the Facility Termination Date. Notwithstanding the termination of this Agreement on the Facility Termination Date, until all of the Obligations (other than contingent indemnity obligations) shall have been fully paid and satisfied and all financing arrangements among the Borrower and the Lenders hereunder and under the other Loan Documents shall have been terminated, all of the rights and remedies under this Agreement and the other Loan Documents shall survive.

Section 2.03 Letters of Credit.

(a) Availability. Subject to the terms and conditions hereof, each Issuing Lender, in reliance on the agreements of the Lenders set forth in Section 2.03(e), agrees to issue standby Letters of Credit in an aggregate amount not to exceed its L/C Commitment for the account of the Borrower or, subject to Section 2.03(k), any Subsidiary thereof. Letters of Credit may be issued on any Business Day from the Effective Date to but not including five (5) Business Days prior to the Facility Termination Date; provided that no Issuing Lender shall issue any Letter of Credit if, after giving effect to such issuance, (a) the Aggregate Outstanding Credit Exposure would exceed the Aggregate Commitment or (b) the L/C Obligations would exceed the L/C Sublimit. Each Letter of Credit shall (i) be denominated in (at the Borrower’s election) Dollars or any Foreign Currency in a minimum amount of $100,000 (or such lesser amount as agreed to by the applicable Issuing Lender), (ii) expire on a date no more than twelve (12) months after the date of issuance or last renewal of such Letter of Credit (subject to automatic renewal for additional one (1) year periods pursuant to the terms of the Letter of Credit Application or other documentation reasonably acceptable to the applicable Issuing Lender), which date shall be no later than the fifth (5th) Business Day prior to the Facility Termination Date provided, further that a Letter of Credit may, upon the request of the Borrower and the consent of the applicable Issuing Lender, be issued or renewed for a period beyond the date that is five (5) Business Days prior to the Facility Termination Date (it being understood that the Lenders shall automatically be released from their participation obligations with respect to any such Letter of Credit from and after the Facility Termination Date), and (iii) unless otherwise agreed by the applicable Issuing Lender and the Borrower, be subject to ISP 98 and, to the extent not inconsistent therewith, the laws of the State of New York. No Issuing Lender shall at any time be obligated to issue any Letter of Credit hereunder if (A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Lender from issuing such Letter of Credit, or any law applicable to such Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Issuing Lender shall prohibit, or request that such Issuing Lender refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Lender with respect to letters of credit generally or such Letter of Credit in particular any restriction or reserve or capital requirement (for which such Issuing Lender is not otherwise compensated) not in effect on the Effective Date, or any unreimbursed loss, cost or expense that was not applicable, in effect or known to such Issuing Lender as of the Effective Date and that such Issuing Lender in good faith deems material to it, (B) the issuance of the Letter of Credit would violate one or more policies of such Issuing Lender applicable to letters of credit generally, (C) the conditions set forth in Section 4.02 are not satisfied or (D) such Issuing Lender does not as of the issuance date of the requested Letter of Credit issue Letters of Credit in the requested Foreign Currency, if applicable. References herein to “issue” and derivations thereof with respect to Letters of Credit shall also include extensions, increases or modifications of any outstanding Letters of Credit, unless the context otherwise requires.

(b) Defaulting Lenders. Notwithstanding anything to the contrary contained in this Agreement, this Section 2.03 shall be subject to the terms and conditions of Section 2.20 and Section 2.21.

(c) Procedures for Issuance of Letters of Credit. The Borrower may from time to time request that any Issuing Lender issue a Letter of Credit by delivering to such Issuing Lender at its applicable office (with a copy to the Administrative Agent at the Administrative Agent’s Office) an appropriately completed Letter of Credit Application therefor and such other certificates, documents and other papers and information as such Issuing Lender or the Administrative Agent may reasonably request. Upon receipt of any Letter of Credit Application and such other certificates, documents and other papers and information as such Issuing Lender or the Administrative Agent may reasonably request, the applicable Issuing Lender shall process such Letter of Credit Application in accordance with its customary procedures and shall, subject to this Section 2.03 and Section 4.02, promptly issue the Letter of Credit requested thereby (but in no event shall such Issuing Lender be required to issue any Letter of Credit earlier than three (3) Business Days after its receipt of the Letter of Credit Application therefor and such other certificates, documents and other papers and information as such Issuing Lender or the Administrative Agent may reasonably request) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed by such Issuing Lender and the Borrower. The applicable Issuing Lender shall promptly furnish to the Borrower and the Administrative Agent a copy of such Letter of Credit, and the Administrative Agent shall promptly notify each Lender of the issuance and, upon request by any Lender, furnish to such Lender a copy of such Letter of Credit and the amount of such Lender’s participation therein.

(d) Commissions and Other Charges.

(i) Letter of Credit Fee. Subject to Section 2.21, the Borrower shall pay to the Administrative Agent, for the account of the applicable Issuing Lender and the L/C Participants, a letter of credit commission with respect to each Letter of Credit in the amount equal to the daily amount available to be drawn under such Letter of Credit multiplied by the Applicable Margin with respect to Revolving Loans that are Eurocurrency Loans (determined, in each case, on a per annum basis). Such commission shall be payable quarterly in arrears on each Payment Date and after the Facility Termination Date on demand of the Administrative Agent. The Administrative Agent shall, promptly following its receipt thereof, distribute to the applicable Issuing Lender and the L/C Participants all commissions received pursuant to this Section 2.03 in accordance with their respective Pro Rata Share.

(ii) Issuance Fee. In addition to the foregoing commission, the Borrower shall pay directly to each Issuing Lender, for its own account, an issuance fee with respect to each Letter of Credit issued by such Issuing Lender in an amount agreed by such Issuing Lender and the Borrower (it being understood and agreed that no Issuing Lender shall be required to issue a Letter of Credit until such time as such Issuing Lender and the Borrower shall have agreed to such amount). Such issuance fee shall be payable quarterly in arrears on each Payment Date, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Facility Termination Date and thereafter on demand of the applicable Issuing Lender.

(iii) Other Fees, Costs, Charges and Expenses. In addition to the foregoing fees and commissions, the Borrower shall pay or reimburse each Issuing Lender for such normal and customary fees, costs, charges and expenses as are incurred or charged by such Issuing Lender in issuing, effecting payment under, amending or otherwise administering any Letter of Credit issued by it.

(e) L/C Participations.

(i) Each Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce each Issuing Lender to issue Letters of Credit hereunder, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from each Issuing Lender, on the terms and conditions hereinafter stated, for such L/C Participant’s own account and risk an undivided interest equal to such L/C Participant’s Pro Rata Share in each Issuing Lender’s obligations and rights under and in respect of each Letter of Credit issued by it hereunder and the amount of each draft paid by such Issuing Lender thereunder. Each L/C Participant unconditionally and irrevocably agrees with each Issuing Lender that, if a draft is paid under any Letter of Credit issued by such Issuing Lender for which such Issuing Lender is not reimbursed in full by the Borrower through a Revolving Loan or otherwise in accordance with the terms of this Agreement, such L/C Participant shall pay to such Issuing Lender upon demand at such Issuing Lender’s address for notices specified herein an amount equal to such L/C Participant’s Pro Rata Share of the amount of such draft, or any part thereof, which is not so reimbursed.

(ii) Upon becoming aware of any amount required to be paid by any L/C Participant to any Issuing Lender pursuant to Section 2.03(d)(i) in respect of any unreimbursed portion of any payment made by such Issuing Lender under any Letter of Credit issued by it, such Issuing Lender shall notify the Administrative Agent of such unreimbursed amount, and the Administrative Agent shall notify each L/C Participant (with a copy to the applicable Issuing Lender) of the amount and due date of such required payment and such L/C Participant shall pay to the Administrative Agent (which, in turn shall pay such Issuing Lender) the amount specified on the applicable due date. If any such amount is paid to such Issuing Lender after the date such payment is due, such L/C Participant shall pay to such Issuing Lender on demand, in addition to such amount, the product of (i) such amount times (ii) the daily average Federal Funds Rate as determined by the Administrative Agent during the period from and including the date such payment is due to the date on which such payment is immediately available to such Issuing Lender times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. A certificate of such Issuing Lender with respect to any amounts owing under this Section 2.03 shall be conclusive in the absence of manifest error. With respect to payment to such Issuing Lender of the unreimbursed amounts described in this Section 2.03, if the L/C Participants receive notice that any such payment is due (A) prior to 1:00 p.m. (Pacific time) on any Business Day, such payment shall be due that Business Day, and (B) after 1:00 p.m. (Pacific time) on any Business Day, such payment shall be due on the following Business Day.

(iii) Whenever, at any time after any Issuing Lender has made payment under any Letter of Credit issued by it and has received from any L/C Participant its Pro Rata Share of such payment in accordance with this Section 2.03, such Issuing Lender receives any payment related to such Letter of Credit (whether directly from the Borrower or otherwise), or any payment of interest on account thereof, such Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided that in the event that any such payment received by such Issuing Lender shall be required to be returned by such Issuing Lender, such L/C Participant shall return to such Issuing Lender the portion thereof previously distributed by such Issuing Lender to it.

(iv) Each L/C Participant’s obligation to make the payments referred to in Section 2.03(e)(ii) and to purchase participating interests pursuant to Section 2.03(d)(i) shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such Lender or the Borrower may have against the Issuing Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of an Unmatured Default or Default or the failure to satisfy any of the other conditions specified in Section 4.02, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower or any other Lender or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(f) Reimbursement Obligation of the Borrower. In the event of any drawing under any Letter of Credit, the Borrower unconditionally agrees to reimburse (either with the proceeds of a Revolving Loan as provided for in this Section 2.03 or with funds from other sources), in same day funds, the applicable Issuing Lender on the first Business Day after the date on which such Issuing Lender notifies the Borrower of the date and amount of a draft paid by it under any Letter of Credit for the amount of (i) such draft so paid and (ii) any amounts referred to in Section 2.03(d)(iii) incurred by such Issuing Lender in connection with such payment. In the case of a Letter of Credit denominated in a Foreign Currency, the Borrower shall reimburse the applicable Issuing Lender in such Foreign Currency, unless (A) the applicable Issuing Lender (at its option) shall have specified in such notice that it will require reimbursement in Dollars, or (B) in the absence of any such requirement for reimbursement in Dollars, the Borrower shall have notified the applicable Issuing Lender promptly following receipt of the notice of drawing that the Borrower will reimburse the applicable Issuing Lender in Dollars. In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in a Foreign Currency, the applicable Issuing Lender (through the Administrative Agent) shall notify the Borrower of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. Unless the Borrower shall promptly (and in any event not later than 11:00 a.m. (Pacific Time) in the case of any Letter of Credit to be reimbursed in Dollars or the Applicable Time in the case of any Letter of Credit to be reimbursed in a Foreign Currency) on the applicable repayment date notify such Issuing Lender (and the Administrative Agent) that the Borrower intends to reimburse such Issuing Lender for such drawing from other sources or funds, the Borrower shall be deemed to have timely given a Borrowing Notice to the Administrative Agent requesting that the Lenders make a Revolving Loan as an Alternate Base Rate Loan on the applicable repayment date in the amount of (i) such draft so paid (or, in the case of a Letter of Credit denominated in a Foreign Currency, the Dollar Equivalent of the amount of such draft so paid) and (ii) any amounts referred to in Section 2.03(d)(iii) incurred by such Issuing Lender in connection with such payment, and the Lenders shall make a Revolving Loan as an Alternate Base Rate Loan in such amount on such first Business Day after the date of the notice from the applicable Issuing Lender (through the Administrative Agent) to the Borrower referred to in the first sentence of this Section 2.03(f), the proceeds of which shall be applied to reimburse such Issuing Lender for the amount of the related drawing and such fees and expenses. Each Lender acknowledges and agrees that its obligation to fund a Revolving Loan in accordance with this Section 2.03 to reimburse such Issuing Lender for any draft paid under a Letter of Credit issued by it is absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation, non-satisfaction of the conditions set forth in this Section 2.03 or Section 4.02. If the Borrower has elected to pay the amount of such drawing with funds from other sources and shall fail to reimburse such Issuing Lender as provided above, the unreimbursed amount of such drawing shall bear interest at the rate which would be payable on any outstanding Alternate Base Rate Loans which were then overdue from the date such amounts become payable (whether at stated maturity, by acceleration or otherwise) until payment in full. In the event that (x) a drawing of a Letter of Credit denominated in a Foreign Currency is to be reimbursed in Dollars pursuant to clause (B) of the second sentence of this subclause (f) and (y) the Dollar amount paid by the Borrower, whether on or after the applicable repayment date, shall not be adequate on the date of that payment to purchase in accordance with normal banking procedures a sum denominated in the Foreign Currency equal to the drawing, the Borrower agrees, as a separate and independent obligation, to indemnify the applicable Issuing Lender for the loss resulting from its inability on that date to purchase the Foreign Currency in the full amount of the drawing.

(g) Obligations Absolute. The Borrower’s obligations under this Section 2.03 (including, without limitation, the Reimbursement Obligation) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any adverse change in the relevant exchange rates or in the availability of the relevant Foreign Currency to the Borrower or any Subsidiary or in the relevant markets generally, (ii) any lack of validity or enforceability of any Letter of Credit or this Agreement, (iii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iv) payment by the Issuing Lender under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (v) any setoff, counterclaim or defense to payment which the Borrower may have or have had against the applicable Issuing Lender or any beneficiary of a Letter of Credit. No Issuing Lender shall be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit issued by it, except for errors or omissions, interruptions or delays caused by such Issuing Lender’s gross negligence or willful misconduct of the terms of this Agreement, as determined by a court of competent jurisdiction by final nonappealable judgment. The Borrower agrees that any action taken or omitted by any Issuing Lender under or in connection with any Letter of Credit issued by it or the related drafts or documents, if done in the absence of gross negligence or willful misconduct of its obligations under this Agreement, or such Issuing Lender’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit, in the case of any such willful failure to pay, as determined by a court of competent jurisdiction by a final and non-appealable judgment, shall be binding on the Borrower and shall not result in any liability of such Issuing Lender or any L/C Participant to the Borrower. The responsibility of any Issuing Lender to the Borrower in connection with any draft presented for payment under any Letter of Credit issued to it shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment substantially conform to the requirements under such Letter of Credit without responsibility for further investigation, regardless of any notice or information to the contrary.

(h) Effect of Letter of Credit Application. To the extent that any provision of any Letter of Credit Application related to any Letter of Credit is inconsistent with the provisions of this Section 2.03, the provisions of this Section 2.03 shall apply.

(i) Resignation of Issuing Lenders. (i) Any Lender may at any time resign from its role as an Issuing Lender hereunder upon not less than thirty (30) days prior notice to the Borrower and the Administrative Agent (or such shorter period of time as may be acceptable to the Borrower and the Administrative Agent); provided that (a) it shall have assigned all of its Commitments and Loans pursuant to Section 12.01(b) hereof at or prior to the time of such resignation and (b) another Lender acceptable to the Borrower shall have assumed the L/C Commitments of such resigning Issuing Lender (and, to the extent such assuming Lender was not an Issuing Lender hereunder, such assuming Lender shall have become an Issuing Lender hereunder).

(ii) Any resigning Issuing Lender shall retain all the rights, powers, privileges and duties of an Issuing Lender hereunder with respect to all Letters of Credit issued by it that are outstanding as of the effective date of its resignation as an Issuing Lender and all L/C Obligations with respect thereto (including, without limitation, the right to require the Lenders to take such actions as are required under Section 2.03(e)).

(j) Reporting of Letter of Credit Information and L/C Commitment. At any time that there is an Issuing Lender that is not also the financial institution acting as Administrative Agent, then (a) on the last Business Day of each calendar month, (b) on each date that a Letter of Credit is amended, terminated or otherwise expires, (c) on each date that a Letter of Credit is issued or the expiry date of a Letter of Credit is extended, and (d) upon the request of the Administrative Agent, each Issuing Lender (or, in the case of clauses (b), (c) or (d) of this Section 2.03(j), the applicable Issuing Lender) shall deliver to the Administrative Agent a report setting forth in form and detail reasonably satisfactory to the Administrative Agent information (including, without limitation, any reimbursement, Cash Collateral, or termination in respect of Letters of Credit issued by such Issuing Lender) with respect to each Letter of Credit issued by such Issuing Lender that is outstanding hereunder. In addition, each Issuing Lender shall provide notice to the Administrative Agent of its L/C Commitment, or any change thereto, promptly upon it becoming an Issuing Lender or making any change to its L/C Commitment (it being understood that any change to the L/C Commitment of any Issuing Lender shall only be made in accordance with the terms of the definition of “L/C Commitment”). No failure on the part of any Issuing Lender to provide such information pursuant to this Section 2.03(j) shall limit the obligations of the Borrower or any Lender hereunder with respect to its reimbursement and participation obligations hereunder.

(k) Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Borrower shall be obligated to reimburse, or to cause the applicable Subsidiary to reimburse, the applicable Issuing Lender hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of any of its Subsidiaries inures to the benefit of the Borrower and that the Borrower’s business derives substantial benefits from the businesses of such Subsidiaries.

Section 2.04 Types of Advances. Revolving Borrowings may consist of Alternate Base Rate Loans or Eurocurrency Loans, or a combination thereof, selected by the Borrower in accordance with Sections 2.08 and 2.09. Swingline Borrowings shall consist of Eurocurrency Loans.

Section 2.05 Fees; Reductions in Aggregate Commitment.

(a) Commitment Fee. The Borrower agrees to pay to the Administrative Agent for the account of each Lender a commitment fee in Dollars (the “Commitment Fee”) at a per annum rate equal to the percentage set forth under the heading “Commitment Fee” in the Pricing Schedule on the daily actual excess of such Lender’s Commitment over such Lender’s Outstanding Credit Exposure (excluding, for the purposes of this Section 2.05, any Swingline Loans) (such excess, such Lender’s “Actual Unused Commitments”) as adjusted pursuant to Section 2.05(c) from and including the Effective Date to and including the date on which this Agreement is terminated in full and all Obligations hereunder (other than contingent indemnity obligations) have been paid in full pursuant to Section 2.02, payable quarterly in arrears on each Payment Date; provided that no Commitment Fee shall accrue hereunder with respect to the Actual Unused Commitment of a Defaulting Lender so long as such Lender shall be a Defaulting Lender.

(b) Fee Letters. The Borrower shall pay to the Administrative Agent for its own account fees in Dollars in the amounts and at the times specified in the applicable Fee Letter. Such fees shall be fully earned when paid and shall be non-refundable for any reason whatsoever.

(c) Reductions in Aggregate Commitment. The Borrower may permanently reduce the Aggregate Commitment in whole, or in part ratably (except as provided in Section 2.18) among the Lenders, in integral multiples of $3,000,000 or any whole multiple of $1,000,000 in excess thereof, by giving the Administrative Agent notice of such reduction not later than 11:00 a.m. (Pacific time) on any Business Day, which notice shall specify the amount of any such reduction and which notice may be conditioned upon the occurrence of one or more events specified therein; provided, however, that the amount of the Aggregate Commitment may not be reduced below the Aggregate Outstanding Credit Exposure. All accrued Commitment Fees shall be payable on the effective date of any termination of all of the obligations of the Lenders to make Revolving Loans.

Section 2.06 Minimum Amount of Each Advance. Each Eurocurrency Advance that is a Revolving Borrowing shall be in the minimum amount of $5,000,000 (and in multiples of $1,000,000 if in excess thereof), each Alternate Base Rate Advance that is a Revolving Borrowing shall be in the minimum amount of $3,000,000 (and in multiples of $1,000,000 if in excess thereof) and each Swingline Borrowing shall be in the minimum amount of €500,000 (and in multiples of €100,000 if in excess thereof); provided, however, that any Eurocurrency Advance or Alternate Base Rate Advance (subject to, in the case of any Swingline Borrowing, the Swingline Sublimit) may be in the amount of the unused Aggregate Commitment. The Borrower shall not request a Eurocurrency Advance that is a Revolving Borrowing if, after giving effect to the requested Eurocurrency Advance, more than ten (10) Interest Periods would be in effect in respect of Revolving Borrowings (unless such limit has been waived by the Administrative Agent in its sole discretion).

Section 2.07 Prepayments, Optional Prepayments. (a) The Borrower may from time to time pay, without penalty or premium, (i) all of its outstanding Alternate Base Rate Advances that are Revolving Borrowings, or, in a minimum aggregate amount of $3,000,000 or any integral multiple of $1,000,000 in excess thereof, any portion of its outstanding Alternate Base Rate Advances that are Revolving Borrowings and (ii) all of its outstanding Swingline Borrowings, or, in a minimum aggregate amount of €500,000 or any integral multiple of €100,000 in excess thereof, any portion of its outstanding Swingline Borrowings, upon prior notice to the Administrative Agent substantially in the form of Exhibit C, or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent) appropriately completed and signed by an Authorized Officer of the Borrower stating the proposed date and aggregate principal amount of the applicable prepayments at or before 11:00 a.m. (Pacific time) on the date of such payment. The Borrower may from time to time pay, subject to the payment of any funding indemnification amounts required by Section 3.04 but without penalty or premium, all of its outstanding Eurocurrency Advances (other than Swingline Borrowings), or, in a minimum aggregate amount of $5,000,000 or any integral multiple of $1,000,000 in excess thereof, any portion of its outstanding Eurocurrency Advances (other than Swingline

Borrowings) upon prior notice to the Administrative Agent substantially in the form of Exhibit C, or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent) appropriately completed and signed by an Authorized Officer of the Borrower stating the proposed date and aggregate principal amount of the applicable prepayments at or before 11:00 a.m. (Pacific time) at least three (3) Business Days’ prior to, in the case of any Eurocurrency Advances denominated in Dollars, at least four (4) Business Days’ prior to, in the case of any Eurocurrency Advances (other than Swingline Borrowings) denominated in a Foreign Currency, and on, in the case of any Swingline Borrowings, the date of such payment (or, subject to the payment of any funding indemnification amounts required by Section 3.04, such other prior notice as the Administrative Agent may agree to). Subject to Section 2.21, each such prepayment of a Revolving Borrowing shall be applied ratably to the Revolving Loans of the Lenders included in such Revolving Borrowing in accordance with their respective Pro Rata Share. Any notice delivered pursuant to this Section 2.07 may be conditioned upon the occurrence of one or more events specified therein.

(b) If on any Revaluation Date, as a result of a fluctuation of the Exchange Rate, the Aggregate Outstanding Credit Exposure exceeds 105% of the Aggregate Commitment, the Borrower agrees to repay within five Business Days of receiving notice from the Administrative Agent thereof, by payment to the Administrative Agent for the account of the Lenders, extensions of credit in an amount equal to such excess with each such repayment applied first, to the principal amount of outstanding Swingline Loans, second to the principal amount of outstanding Revolving Loans and third, with respect to any Letters of Credit then outstanding, a payment of Cash Collateral into a Cash Collateral account opened by the Administrative Agent, for the benefit of the Lenders, in an amount equal to such excess, or take such other action to the extent necessary to eliminate any such excess.

Section 2.08 Method of Selecting Types and Interest Periods for New Advances. The Borrower shall select the Type of Advance and, in the case of each Eurocurrency Advance, the Interest Period applicable thereto from time to time. The Borrower shall give the Administrative Agent (and, in the case of a Swingline Borrowing, the applicable Swingline Lender) notice (which notice may be conditioned on the satisfaction or waiver (in accordance with Section 8.02) of the conditions set forth in Section 4.02) substantially in the form of Exhibit E or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), in each case appropriately completed and signed by an Authorized Officer of the Borrower (a “Borrowing Notice”) not later than 11:00 a.m. (Pacific time) on the Borrowing Date of each Alternate Base Rate Advance, 12:00 p.m. (London time) on the Borrowing Date of each Swingline Borrowing and 11:00 a.m. (Pacific time) three (3) Business Days’ before the Borrowing Date for each Eurocurrency Advance denominated in Dollars and four (4) Business Days’ before the Borrowing Date for each Eurocurrency Advance denominated in a Foreign Currency (other than Swingline Borrowings). A Borrowing Notice shall specify:

(a) the Borrowing Date, which shall be a Business Day, of such Advance,

(b) the aggregate amount and currency of such Advance,

(c) the Type of Advance selected (which in the case of an Advance made in a Foreign Currency shall be a Eurocurrency Advance),

(d) whether such Advance shall be a Revolving Borrowing or a Swingline Borrowing,

(e) in the case of each Eurocurrency Advance, the Interest Period applicable thereto, and

(f) the location and number of the Borrower’s account to which proceeds of the Advance are to be disbursed.

If no Interest Period is specified with respect to any requested Eurocurrency Advance, the Borrower will be deemed to have selected an Interest Period of one month’s (or, in the case of a Swingline Borrowing, one week’s) duration.

If the Borrower fails to specify a currency in a Borrowing Notice requesting an Advance (other than a Swingline Borrowing), then the Advance so requested shall be made in Dollars.

Section 2.09 Conversion and Continuation of Outstanding Advances. Alternate Base Rate Advances shall continue as Alternate Base Rate Advances unless and until such Alternate Base Rate Advances are converted into Eurocurrency Advances pursuant to this Section 2.09 or are repaid in accordance with Section 2.07. Each Eurocurrency Advance shall continue as a Eurocurrency Advance until the end of the then applicable Interest Period therefor, at which time (if denominated in Dollars) such Eurocurrency Advance shall be automatically converted into an Alternate Base Rate Advance or (if denominated in a Foreign Currency) such Eurocurrency Advance shall be automatically continued as Eurocurrency Advance in its original currency with an Interest Period of (I) in the case of a Swingline Loan, one week or (II) in all other cases, one month, in each case, unless (x) such Eurocurrency Advance is or was repaid in accordance with Section 2.07 or (y) the Borrower shall have given the Administrative Agent a Conversion/Continuation Notice (as defined below) requesting that, at the end of such Interest Period, such Eurocurrency Advance continue as a Eurocurrency Advance for the same or another Interest Period. Subject to the terms of Section 2.06, the Borrower may elect from time to time to convert all or any part of an Alternate Base Rate Advance into a Eurocurrency Advance. No Advance may be converted into or continued as an Advance denominated in a different currency, but instead must be repaid in the original currency of such Advance and reborrowed in the other currency. No Advance made in a Foreign Currency may be converted into an Alternate Base Rate Advance, but instead must be prepaid as a Eurocurrency Advance and reborrowed in Dollars. Notwithstanding anything to the contrary contained in this Section 2.09, when any Default has occurred and is continuing (I) no Dollar-denominated Advance may be converted or continued as a Eurocurrency Advance (except with the consent of the Required Lenders), (II) no Eurocurrency Advance (other than a Swingline Loan) denominated in a Foreign Currency shall be continued other than as a Eurocurrency Loan in its original currency with an Interest Period of one month and (III) each Swingline Loan shall be continued as a Eurocurrency Loan in its original currency with an Interest Period of one week or such other period agreed to by the applicable Swingline Lender and the Borrower. The Borrower shall give the Administrative Agent (and, with respect to a Swingline Borrowing, the applicable Swingline Lender) notice substantially in the form of Exhibit F (a “Conversion/Continuation Notice”) or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), in each case appropriately completed and signed by an Authorized Officer of the Borrower, of each conversion of an Alternate Base Rate Advance into a Eurocurrency Advance or continuation of a Eurocurrency Advance not later than 11:00 a.m. (Pacific time) at least three (3) Business Days prior to the date of the requested conversion or continuation, specifying:

(a) the requested date, which shall be a Business Day, of such conversion or continuation,

(b) the aggregate amount and Type of the Advance which is to be converted or continued as a Eurocurrency Advance; provided that no Advance made in a Foreign Currency may be converted into an Alternate Base Rate Advance, and

(c) the duration of the Interest Period applicable thereto; provided that each Swingline Loan shall have an Interest Period of one week.

Section 2.10 Interest Rates. Each Alternate Base Rate Advance in the form of Revolving Borrowing shall bear interest on the outstanding principal amount thereof, for each day from and including the date such Advance is made or is converted from a Eurocurrency Advance into an Alternate Base Rate Advance, to but excluding the date it is paid or is converted into a Eurocurrency Advance pursuant to Section 2.09 hereof, at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin for such day. Changes in the rate of interest on that portion of any Advance maintained as an Alternate Base Rate Advance will take effect simultaneously with each change in the Alternate Base Rate. Each Eurocurrency Advance shall bear interest on the outstanding principal amount thereof, for each day from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the Eurocurrency Rate for the applicable period plus the Applicable Margin. No Interest Period may end after the Facility Termination Date.

Section 2.11 Rates Applicable After Default. During the continuance of a Default under Section 7.02 the Required Lenders may, at their option, by notice to the Borrower (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 8.02 requiring unanimous consent of the Lenders to changes in interest rates and which election and notice shall not be required after a Default or Unmatured Default under Section 7.05 or 7.06), declare that interest on the overdue amount of the Loans shall be payable at a rate (after as well as before the commencement of any proceeding under any Debtor Relief Laws) equal to 2% per annum in excess of the rate otherwise payable thereon (and, with respect to any other overdue amounts, shall bear interest at a rate equal to the Alternate Base Rate plus the Applicable Margin applicable to Alternate Base Rate Loans plus 2% per annum) commencing on the date of such Default and continuing until such Default is cured or waived.

Section 2.12 Method of Payment. Except as otherwise specified herein, all payments by the Borrower of principal, interest, fees and its other Obligations shall be made, (i) with respect to Revolving Loans denominated in Dollars, Letters of Credit denominated in Dollars and the Aggregate Commitments, in Dollars, and (ii) with respect to Revolving Loans denominated in any Foreign Currency, Swingline Loans and Letters of Credit denominated in Foreign Currency, in the applicable Foreign Currency in which such Revolving Loans, Swingline Loans or Letters of Credit are denominated; provided, that in the case of a Letter of Credit denominated in a Foreign Currency, reimbursements by the Borrower may be made in Dollars in accordance with Section 2.03(f). All payments of the Obligations hereunder, other than payments of principal of and interest on any Swingline Loan and any fee, commission or other amounts payable in respect of any such Swingline Loan, shall be made, without setoff, deduction, or counterclaim, in immediately available funds to the Administrative Agent at the Administrative Agent’s address specified pursuant to Article 13, or at any other Lending Installation of the Administrative Agent specified in writing by the Administrative Agent to the Borrower, by 1:00 p.m. (Pacific time), in the case of any payments made in Dollars, and not later than the Applicable Time, in the case of any payments made in a Foreign Currency, in each case, on the date when due and shall be applied ratably by the Administrative Agent among the Lenders entitled thereto. Each payment to the Administrative Agent of any Issuing Lender’s fees or L/C Participants’ commissions shall be made in like manner, but for the account of such Issuing Lender or the L/C Participants, as the case may be. Each payment delivered to the Administrative Agent for the account of any Lender shall be delivered promptly by the Administrative Agent to such Lender in the same type of funds that the Administrative Agent received at such Lender’s address specified pursuant to Article 13 or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender. All payments of principal of and interest on any Swingline Loan and any fee, commission or other amounts payable in respect of any such Swingline Loan shall be made without setoff, deduction, or counterclaim, in immediately available funds to the applicable Swingline Lender at such Swingline Lender’s address specified pursuant to Article 13 or at any Lending Installation specified in a notice received by the Borrower from such Swingline Lender not later than the Applicable Time on the date that is at least two Business Days prior to the date when due. Each Swingline Lender shall promptly notify the Administrative Agent of receipt of any payments from the Borrower in respect of Swingline Loans.

Section 2.13 Noteless Agreement; Evidence of Indebtedness.

(a) Each Lender and each Issuing Lender shall maintain in accordance with its usual practice an account or accounts evidencing the extensions of credit made by such Lender or Issuing Lender, as applicable, to the Borrower from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b) The Administrative Agent shall also maintain accounts in which it will record (A) the date and the amount of each Loan made hereunder, the Type thereof and the Interest Period, if any, applicable thereto, (B) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, (C) the effective date and amount of each Assignment and Assumption delivered to and accepted by it and the parties thereto pursuant to Section 12.01, (D) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof, and (E) all other appropriate debits and credits as provided in this Agreement, including, without limitation, all fees, charges, expenses and interest. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control absent manifest error.

(c) The entries maintained in the accounts maintained pursuant to clauses (a) and (b) above shall be prima facie evidence of the existence and amounts of the Obligations therein recorded; provided, however, that the failure of the Administrative Agent, any Issuing Lender or any Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay its Obligations in accordance with their terms.

(d) In addition to the accounts and records referred to in clauses (a) and (b) above, each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swingline Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

(e) Any Lender may request that the Loans made or to be made by it be evidenced by a promissory note in substantially the form of Exhibit D (each, a “Note”). In such event, the Borrower shall prepare, execute and deliver to such Lender such Note or Notes payable to such Lender (or its registered assigns). Thereafter, the Loans evidenced by each such Note and interest thereon shall at all times (including after any assignment pursuant to Section 12.01) be represented by one or more Notes payable to the payee named therein or any assignee pursuant to Section 12.01, except to the extent that any such Lender or assignee subsequently returns any such Note for cancellation and requests that such Loans once again be evidenced as described in clauses (a) and (b) above.

Section 2.14 Interest Payment Dates; Interest and Fee Basis. Interest accrued on each Alternate Base Rate Advance shall be payable in arrears on each Payment Date, commencing with the first such date to occur after the Effective Date, and on any date on which the Alternate Base Rate Advance is prepaid, whether due to acceleration or otherwise. Interest accrued on that portion of the outstanding principal amount of any Alternate Base Rate Advance converted into a Eurocurrency Advance on a day other than a Payment Date shall be payable on the date of conversion. Interest accrued on each Eurocurrency Advance shall be payable on the last day of its applicable Interest Period, on any date on which the Eurocurrency Advance is prepaid, whether by acceleration or otherwise, on any date on which the Eurocurrency Advance is required to be repaid, and on the Facility Termination Date. Interest accrued on each Eurocurrency Advance having an Interest Period longer than three (3) months shall also be payable on the last day of each three-month interval during such Interest Period. Interest accrued pursuant to Section 2.11 shall be payable on demand. With respect to (a) interest on all Advances (other than (1) Alternate Base Rate Loans where the interest is based on the Prime Rate or (2) Revolving Loans denominated in Sterling), Commitment Fees and other fees hereunder, such interest or fees shall be calculated for actual days elapsed on the basis of a 360-day year and (b) interest on Advances which are (1) Alternate Base Rate Loans where the interest is based on the Prime Rate and (2) Revolving Loans denominated in Sterling, such interest shall be calculated for actual days elapsed on the basis of a 365/366-day year. Interest shall be payable for the day an Advance is made but not for the day of any payment on the amount paid if payment is received prior to (x) 1:00 p.m. (Pacific time), in the case of an Advance denominated in Dollars or (y) the Applicable Time, in the case of an Advance denominated in a Foreign Currency, in each case, at the place of payment. If any payment of principal of or interest on an Advance, any fees or any other amounts payable to any Agent or any Lender hereunder shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest, fees and commissions in connection with such payment.

Section 2.15 Notification of Advances, Interest Rates, Prepayments and Commitment Reductions; Availability of Revolving Loans. Promptly after receipt thereof, the Administrative Agent will notify each Lender of the contents of each Aggregate Commitment reduction notice, Borrowing Notice, Conversion/Continuation Notice and prepayment notice received by it hereunder. The Administrative Agent will notify each Lender of the interest rate applicable to each Advance promptly upon determination of such interest rate and will give prompt notice of each change in the Alternate Base Rate. Not later than 1:00 p.m. (Pacific time), in the case of any Revolving Loan denominated in Dollars, and not later than the Applicable Time, in the case of any Revolving Loan denominated in a Foreign Currency on each Borrowing Date, each Lender shall make available its Revolving Loan or Revolving Loans in funds immediately available to the Administrative Agent’s Office for the applicable currency. The Administrative Agent will make the funds so received from the Lenders available to the Borrower at the Administrative Agent’s aforesaid address. Revolving Loans to be made for the purpose of refunding Swingline Loans shall be made by the Lenders as provided in Section 2.01(b).

Section 2.16 Lending Installations. Each Lender may book its Loans at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation and the Loans and any Notes issued hereunder shall be deemed held by each Lender for the benefit of any such Lending Installation. Each Lender may, by written notice to the Administrative Agent and the Borrower in accordance with Article 13, designate replacement or additional Lending Installations through which Loans will be made by it and for whose account Loan payments are to be made.

Section 2.17 Payments Generally; Administrative Agent’s Clawback.

(a) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Advance of Eurocurrency Loans (other than Swingline Borrowings) (or, in the case of any Advance of Alternate Base Rate Loans, prior to 12:00 noon (Pacific time) on the date of any such Advance) that such Lender will not make available to the Administrative Agent such Lender’s share of such Advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.15 and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Advance available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in Same Day Funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Alternate Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Advance to the Administrative Agent, then the amount so paid shall constitute such Lender’s Revolving Loan included in such Advance. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(b) Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders, any Issuing Lender or any Swingline Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders, the applicable Issuing Lender or the applicable Swingline Lender, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders, the Issuing Lenders or the Swingline Lenders, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, Issuing Lender or Swingline Lender, in Same Day Funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(c) Obligations of Lenders Several. The obligations of the Lenders hereunder to make Revolving Loans, to issue or participate in Letters of Credit and Swingline Loans and to make payments pursuant to Section 9.06(c) are several and not joint. The failure of any Lender to make any Revolving Loan, to fund any such participation or to make any payment under Section 9.06(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Revolving Loan, to purchase its participation or to make its payment under Section 9.06(c).

Section 2.18 Replacement of Lender. If any Lender requests compensation under Section 3.01 or 3.02, or if any Lender gives notice to the Borrower pursuant to Section 3.03, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.05, or if any Lender is a Defaulting Lender, or if a Lender fails to consent to an amendment or waiver approved by the Required Lenders as to any matter for which such Lender’s consent is needed, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.01), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(a) The Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 12.01(b)(iv);

(b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and funded participations in Letter of Credit draws, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.04) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 3.01 or payments required to be made pursuant to Section 3.05, such assignment will result in a reduction in such compensation or payments thereafter;

(d) such assignment does not conflict with applicable laws; and

(e) in the case of any such assignment resulting from a failure to consent to an amendment or waiver approved by the Required Lenders, such assignee shall have consented to the relevant amendment or waiver.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.19 Sharing of Payments by Lenders. Except as otherwise specified herein, if any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it, resulting in such Lender’s receiving payment of a proportion of the aggregate amount of such Loans and accrued interest thereon greater than its Pro Rata Share to which it is entitled pursuant hereto, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that:

(a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(b) the provisions of this Section 2.19 shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (y) the application of Cash Collateral as provided in Section 2.20 or (z) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or subparticipations in Swingline Loans and Letters of Credit to any assignee or participant, other than to the Borrower or any Subsidiary (as to which the provisions of this Section 2.19 shall apply).

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

Section 2.20 Cash Collateral.

(a) If there shall exist a Defaulting Lender, within one (1) Business Day following the written request of the Administrative Agent or any Issuing Lender (with a copy to the Administrative Agent), the Borrower shall Cash Collateralize the Fronting Exposure of the Issuing Lenders with respect to such Defaulting Lender (determined after giving effect to Section 2.21 and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Minimum Collateral Amount.

(b) Grant of Security Interest. The Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to the Administrative Agent, for the benefit of the Issuing Lenders, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for the Defaulting Lender’s obligation to fund participations in respect of L/C Obligations, to be applied pursuant to clause (c) below. If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the Issuing Lenders as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Collateral Amount, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the Defaulting Lender).

(c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.20 or 8.01 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of L/C Obligations (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(d) Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce the Fronting Exposure of any Issuing Lender shall no longer be required to be held as Cash Collateral pursuant to this Section 2.20 following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (ii) the determination by the Administrative Agent and the Issuing Lenders that there exists excess Cash Collateral; provided that, subject to Section 2.21, the Person providing Cash Collateral and the Issuing Lenders may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations.

Section 2.21 Defaulting Lenders.

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(b) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 8.02 and the definition of Required Lender.

(c) Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender under this Agreement or the other Loan Documents (whether voluntary or mandatory, at maturity, pursuant to Section 8.01 or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 11.01) shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Lender or any Swingline Lender hereunder; third, to Cash Collateralize the Fronting Exposure of the Issuing Lenders with respect to such Defaulting Lender in accordance with Section 2.20 with a corresponding release of any Cash Collateral provided by the Borrower and/or a reversal of any reallocations made among the Lenders with respect to such Fronting Exposure pursuant to Section 2.21(e); fourth, as the Borrower may request (so long as no Default or Unmatured Default exists), to the funding of any Loan or funded participation in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released in order to (A) satisfy obligations of that Defaulting Lender’s potential future funding obligations with respect to Loans and funded participations under this Agreement and (B) Cash Collateralize the Issuing Lenders’ future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.20; sixth, to the payment of any amounts owing to the Lenders, the Issuing Lenders or the Swingline Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender, any Issuing Lender or any Swingline Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Unmatured Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or funded participations in Letters of Credit in respect of which that Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied first to pay the Loans of, and funded participations in Letters of Credit owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or funded participations in Letters of Credit or Swingline Loans owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations and Swingline Loans are held by the Lenders pro rata in accordance with the Aggregate Commitment under the Revolving Credit Facility without giving effect to Section 2.22(d). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.21 shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(d) Certain Fees. The Defaulting Lender shall not be entitled to receive any Commitment Fee pursuant to Section 2.05(a) for any period during which that Lender is a Defaulting Lender. Each Defaulting Lender shall be entitled to receive letter of credit commissions pursuant to Section 2.03 for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Pro Rata Share of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.20. With respect to any letter of credit commission not required to be paid to any Defaulting Lender, the Borrower shall (1) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in L/C Obligations that has been reallocated to such Non-Defaulting Lender pursuant to clause (e) below, (2) pay to each applicable Issuing Lender the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Lender’s Fronting Exposure to such Defaulting Lender, and (3) not be required to pay the remaining amount of any such fee.

(e) Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in L/C Obligations and Swingline Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Pro Rata Share (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate Outstanding Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Commitment. Subject to Section 15.07, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(f) Cash Collateral, Repayment of Swingline Loans. If the reallocation described in clause (e) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, (x) first, repay Swingline Loans in an amount equal to the Swingline Lenders’ Fronting Exposure and (y) second, Cash Collateralize the Issuing Lenders’ Fronting Exposure in accordance with the procedures set forth in Section 2.20.

(g) Defaulting Lender Cure. If the Borrower, the Administrative Agent, the Issuing Lenders and the Swingline Lenders agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase that portion of outstanding Revolving Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Revolving Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held on a pro rata basis by the Lenders in accordance with their Pro Rata Shares whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(h) New Swingline Loans/Letters of Credit. So long as any Lender is a Defaulting Lender, (i) no Swingline Lender shall be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan and (ii) no Issuing Lender shall be required to issue, extend, increase, reinstate or renew any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

Section 2.22 Incremental Loans. At any time after the Effective Date and prior to the Facility Termination Date, the Borrower may by written notice to the Administrative Agent elect to request the establishment of one or more increases in the Aggregate Commitment (any such increase, an “Incremental Revolving Credit Commitment”) to make revolving credit loans under the Revolving Credit Facility (any such increase, an “Incremental Revolving Credit Increase”); provided that (1) the total aggregate principal amount for all such increases during the term of this Agreement shall not exceed $1,000,000,000 and (2) the total aggregate amount for each Incremental Revolving Credit

Increase shall not be less than $25,000,000 or, if less, the remaining amount permitted pursuant to the foregoing clause (1). Each such notice shall specify the date (each, an “Increased Amount Date”) on which the Borrower proposes that any Incremental Revolving Credit Increase shall be effective. The Borrower may invite any Lender, any Affiliate of any Lender and/or any Approved Fund, and/or any other Person reasonably satisfactory to the Administrative Agent to provide an Incremental Revolving Credit Commitment (any such Person, an “Incremental Lender”). Any Incremental Revolving Credit Commitments shall become effective as of such Increased Amount Date; provided that:

(a) no Unmatured Default or Default shall exist on such Increased Amount Date;

(b) each of the representations and warranties contained in Article 5 shall be true and correct in all material respects, except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true and correct in all respects, on such Increased Amount Date with the same effect as if made on and as of such date (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty shall be true and correct in all material respects (except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty shall be true and correct in all respects) as of such earlier date);

(c) in the case of each Incremental Revolving Credit Increase:

(i) the outstanding Revolving Loans and Pro Rata Shares of Swingline Loans and L/C Obligations will be reallocated by the Administrative Agent on the applicable Increased Amount Date among the Lenders (including the Incremental Lenders providing such Incremental Revolving Credit Increase) in accordance with their revised Pro Rata Share (and the Lenders (including the Incremental Lenders providing such Incremental Revolving Credit Increase) agree to make all payments and adjustments necessary to effect such reallocation and the Borrower shall pay any and all costs required pursuant to Section 3.04 in connection with such reallocation as if such reallocation were a repayment); and

(ii) such Incremental Revolving Credit Commitments shall be effected pursuant to one or more Lender Joinder Agreements executed and delivered by the Borrower, the Administrative Agent and the applicable Incremental Lenders (which Lender Joinder Agreement(s) may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provisions of this Section 2.22);

(d) No existing Lender shall be obligated to participate in any Incremental Revolving Credit Increase, and each Lender’s decision to provide (or not provide) an Incremental Revolving Credit Commitment in any instance shall be made in such Lender’s sole and absolute discretion in each case.

(e) On any Increased Amount Date on which any Incremental Revolving Credit Increase becomes effective, subject to the foregoing terms and conditions, each Incremental Lender with an Incremental Revolving Credit Commitment shall become a Lender hereunder.

ARTICLE 3

YIELD PROTECTION; TAXES

Section 3.01 Yield Protection. If, on or after the date of this Agreement, any Change in Law:

(i) imposes, modifies or deems applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in the Eurocurrency Rate) or any Issuing Lender;

(ii) subjects any Lender or Issuing Lender to any Tax of any kind whatsoever (except for Indemnified Taxes or Other Taxes covered by Section 3.05 and Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) imposes on any Lender or any Issuing Lender the London interbank market any other condition, cost or expense affecting this Agreement or Eurocurrency Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, continuing, converting to or maintaining any Eurocurrency Loans (or, in the case of a Change in Law with respect to Taxes, any Loan) or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender or Issuing Lender of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or Issuing Lender hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or Issuing Lender, the Borrower shall pay to such Lender or Issuing Lender, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Lender, as the case may be, for such additional costs incurred or reduction suffered. Notwithstanding the foregoing, no Lender or Issuing Lender shall be entitled to seek compensation under this Section 3.01 unless such Lender or Issuing Lender is generally seeking compensation from other borrowers that are similarly situated to and of similar creditworthiness with respect to its similarly affected commitments, loans and/or participations under agreements with such borrowers having provisions similar to this Section 3.01.

Section 3.02 Changes in Capital Adequacy Regulations; Certificates for Reimbursement; Delay in Requests.

(a) Changes in Capital Adequacy. If any Lender or Issuing Lender determines that any Change in Law after the date of this Agreement affecting such Lender or Issuing Lender or any Lending Installation of such Lender or Issuing Lender or such Lender’s or Issuing Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or Issuing Lender’s capital or on the capital of such Lender’s or Issuing Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swingline Loans held by, such Lender, or the Letters of Credit issued by such Issuing Lender to a level below that which such Lender or Issuing Lender or such Lender’s or Issuing Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Lender’s policies and the policies of such Lender’s or Issuing Lender’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or Issuing Lender, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Lender such Lender’s or Issuing Lender’s holding company for any such reduction suffered. Notwithstanding the foregoing, no Lender or Issuing Lender shall be entitled to seek compensation under this Section 3.02 unless such Lender or Issuing Lender is generally seeking compensation from other borrowers that are similarly situated to and of similar creditworthiness with respect to its similarly affected commitments, loans and/or participations under agreements with such borrowers having provisions similar to this Section 3.02.

(b) Certificates for Reimbursement. A certificate of a Lender or an Issuing Lender setting forth the amount or amounts necessary to compensate such Lender, such Issuing Lender or their respective holding companies, as the case may be, as specified in Section 3.01 or subsection (a) of this Section 3.02 and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay to such Lender or Issuing Lender, as the case may be, the amount shown as due on any such certificate within fifteen (15) days after receipt thereof.

(c) Delay in Requests. Failure or delay on the part of any Lender or Issuing Lender to demand compensation pursuant to the foregoing provisions of this Section 3.02 or Section 3.01 shall not constitute a waiver of such Lender’s or Issuing Lender’s right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender or Issuing Lender, as the case may be, pursuant to the foregoing provisions of this Section 3.02 or Section 3.01 for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender or Issuing Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(d) Additional Reserve Requirements. The Borrower shall pay to each Lender, as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Loans denominated in a Foreign Currency, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least thirty (30) days’ prior notice (with a copy to the Administrative Agent) of such additional costs from such Lender. Such Lender shall deliver a certificate to the Borrower setting forth in reasonable detail a calculation of such actual costs incurred by such Lender and shall certify that it is generally charging such costs to similarly situated customers of similar creditworthiness of the applicable Lender under agreements having provisions similar to this Section 3.02(d) If a Lender fails to give notice thirty (30) days prior to the relevant interest payment date, such additional costs shall be due and payable thirty (30) days from receipt of such notice. For the avoidance of doubt, any amounts paid under this Section 3.02(d) shall be without duplication of eurocurrency adjustments in the definition of “Eurocurrency Rate”.

Section 3.03 Illegality. If any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Administrative Agent or any Lender or its applicable Lending Installation to make, maintain or fund Eurocurrency Loans, or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars or any Foreign Currency in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurocurrency Loans or to convert Alternate Base Rate Loans to Eurocurrency Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable and such Revolving Loans are denominated in Dollars, convert all Eurocurrency Loans of such Lender to Alternate Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

Section 3.04 Compensation for Losses. Upon demand of any Lender or, with respect to clause (c) below, any Issuing Lender, the Borrower shall promptly compensate such Lender or such Issuing Lender for and hold such Lender or such Issuing Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan other than an Alternate Base Rate Loan on a day other than the last day of the Interest Period for such Loan or other than upon at least three (3) Business Days’ prior notice to the Administrative Agent (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise, but excluding any prepayment or conversion required pursuant to Section 3.03);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than an Alternate Base Rate Loan on the date or in the amount notified by the Borrower; or

(c) any failure by the Borrower to make payment of any Revolving Loan, Swingline Loan or drawing under any Letter of Credit (or interest due thereon) denominated in a Foreign Currency on its scheduled due date or any payment thereof in a different currency; or

(d) any assignment of a Eurocurrency Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 2.18;

including any foreign exchange losses and loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained or from the performance of any foreign exchange contract. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.04, each Lender shall be deemed to have funded each Eurocurrency Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for such currency and for a comparable amount and for a comparable period, whether or not such Eurocurrency Loan was in fact so funded.

Section 3.05 Taxes.

(a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i) Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall to the extent permitted by applicable laws be made free and clear of and without reduction or withholding for any Taxes. If, however, applicable laws require the Borrower or the Administrative Agent to withhold or deduct any such Tax, such Tax shall be withheld or deducted in accordance with such laws as determined by the Borrower or the Administrative Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below.

(ii) If the Borrower or the Administrative Agent shall be required by applicable law to withhold or deduct any Taxes from any payment under any Loan Document, then (A) the Borrower or the Administrative Agent, as applicable, shall withhold or make such deductions as are determined by the Borrower or the Administrative Agent, as applicable, to be required based upon the information and documentation it, or the applicable taxing authority, has received pursuant to subsection (e) below (for the avoidance of doubt, in the case of any such information and documentation received by an applicable taxing authority, solely to the extent the Borrower or the Administrative Agent has been provided with a copy of such information and documentation or otherwise has actual knowledge of such information and documentation and, in each case, is entitled to rely thereon), (B) the Borrower or the Administrative Agent, as applicable, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with applicable law, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by the Borrower shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.05) the Administrative Agent or any Lender or Issuing Lender receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b) Payment of Other Taxes. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable laws.

(c) Indemnification.

(i) Without limiting the provisions of subsection (a) or (b) above, the Borrower shall indemnify the Administrative Agent, each Lender and each Issuing Lender and shall make payment in respect thereof within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 3.05) withheld or deducted by the Borrower or the Administrative Agent or paid by the Administrative Agent or such Lender or Issuing Lender, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability delivered to the Borrower by a Lender or Issuing Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or Issuing Lender, shall be conclusive absent manifest error.

(ii) Without limiting the provisions of subsection (a) or (b) above, each Lender and Issuing Lender shall, and does hereby, indemnify (x) the Borrower and the Administrative Agent, and shall make payment in respect thereof within thirty (30) days after demand therefor, against any and all Taxes and any and all related losses, claims, liabilities, penalties, interest and expenses (including the fees, charges and disbursements of any counsel for the Borrower or the Administrative Agent) incurred by or asserted against the Borrower or the Administrative Agent by any Governmental Authority as a result of (1) the failure by such Lender to deliver, or as a result of the inaccuracy, inadequacy or deficiency of, any documentation required to be delivered by such Lender or Issuing Lender to the Borrower or the Administrative Agent pursuant to subsection (e) or (2) the failure of such Lender or Issuing Lender to comply with the provisions of Section 12.01(d) relating to the maintenance of a Participant Register and (y) the Administrative

Agent against any Indemnified Taxes or Other Taxes attributable to such Lender or Issuing Lender (but only to the extent the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes or Other Taxes and without limiting the obligation of the Borrower to do so) or Excluded Taxes attributable to such Lender or Issuing Lender, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent or the Borrower shall be conclusive absent manifest error. Each Lender and Issuing Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (ii). The agreements in this clause (ii) shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all other Obligations.

(d) Evidence of Payments. Upon request by the Borrower or the Administrative Agent, as the case may be, after any payment of Taxes by the Borrower or the Administrative Agent to a Governmental Authority as provided in this Section 3.05, the Borrower shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Borrower, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by law to report such payment or other evidence of such payment reasonably satisfactory to the Borrower or the Administrative Agent, as the case may be.

(e) Status of Lenders and Issuing Lenders; Tax Documentation.

(i) Each Lender and Issuing Lender shall deliver to the Borrower, the Administrative Agent or the applicable taxing authority, at the time or times prescribed by applicable laws or when reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable laws or by the taxing authorities of any jurisdiction and such other reasonably requested information (A) to secure any applicable exemption from, or reduction in the rate of, deduction or withholding imposed by any jurisdiction in respect of any payments to be made by the Borrower to such Lender or Issuing Lender, and (B) as will permit the Borrower or the Administrative Agent, as the case may be, to determine (1) whether or not payments made hereunder or under any other Loan Document are subject to Taxes, (2) if applicable, the required rate of withholding or deduction, and (3) such Lender’s or Issuing Lender’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Lender or Issuing Lender by the Borrower pursuant to this Agreement or otherwise to establish such Lender’s or Issuing Lender’s status for withholding tax purposes in the applicable jurisdiction.

(ii) Without limiting the generality of the foregoing, if the Borrower (or, if the Borrower is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) is a “United States person” within the meaning of Section 7701(a)(30) of the Code,

(A) any Lender or Issuing Lender (or, if such Lender or Issuing Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) that is a “United States person” within the meaning of Section 7701(a)(30) of the Code shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender or Issuing Lender becomes an Issuing Lender under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent) executed originals of Internal Revenue Service Form W-9 or such other documentation or information prescribed by applicable laws or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent, as the case may be, to determine whether or not such Lender or Issuing Lender is subject to backup withholding or information reporting requirements;

(B) each Foreign Lender or non-U.S. Issuing Lender (or, if such Foreign Lender or Issuing Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) that is entitled under the Code or any applicable treaty to an exemption from or reduction of withholding tax with respect to payments hereunder or under any other Loan Document shall deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender or Issuing Lender becomes a Lender or Issuing Lender under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent, but only if such Foreign Lender or Issuing Lender (or, if such Foreign Lender or Issuing Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) is legally entitled to do so), whichever of the following is applicable:

(1) executed originals of Internal Revenue Service Form W-8BEN or W-BEN-E, as applicable, claiming eligibility for benefits of an income tax treaty to which the United States is a party,

(2) executed originals of Internal Revenue Service Form W-8ECI,

(3) in the case of a Foreign Lender or non-U.S. Issuing Lender (or, if such Foreign Lender or Issuing Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit H-1 to the effect that such Foreign Lender or Issuing Lender (or such other Person) is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of Internal Revenue Service Form W-8BEN or W-8BEN-E, as applicable,

(4) executed originals of Internal Revenue Service Form W-8IMY and all required supporting documentation, including IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-2 or Exhibit H-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Lender or Issuing Lender is a partnership and one or more direct or indirect partners of such Lender or Issuing Lender are claiming the portfolio interest exemption, such Lender or Issuing Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-4 on behalf of each such direct and indirect partner, or

(5) executed originals of any other form prescribed by applicable laws as a basis for claiming exemption from or a reduction in U.S. federal withholding tax together with such supplementary documentation as may be prescribed by applicable laws to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(C) each Lender and Issuing Lender shall deliver to the Administrative Agent and the Borrower such documentation reasonably requested by the Administrative Agent or the Borrower sufficient for the Administrative Agent and the Borrower to comply with their obligations under FATCA and to determine whether payments to such Lender or Issuing Lender are subject to withholding tax under FATCA. Solely for purposes of this subclause (C), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iii) Each Lender and Issuing Lender shall promptly (A) notify the Borrower and the Administrative Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (B) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender or Issuing Lender and as may be reasonably necessary (including the redesignation of its Lending Installation) to avoid any requirement of applicable laws of any jurisdiction that the Borrower or the Administrative Agent make any withholding or deduction for taxes from amounts payable to such Lender or Issuing Lender.

(f) Treatment of Certain Refunds. Unless required by applicable laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender or Issuing Lender, or have any obligation to pay to any Lender or Issuing Lender, any refund of Taxes withheld or deducted from funds paid for the account of such Lender or Issuing Lender. If the Administrative Agent or any Lender or Issuing Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 3.05, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 3.05 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses incurred by the Administrative Agent or such Lender, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Borrower, upon the request of the Administrative Agent or such Lender, as the case may be, agrees to repay the amount paid over to the Borrower (plus any penalties, interest (to the extent accrued from the date such refund is paid over to the Borrower) or other charges imposed by the relevant Governmental Authority), to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This subsection shall not be construed to require the Administrative Agent or any Lender or Issuing Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

Section 3.06 Mitigation Obligations. If any Lender requests compensation under Section 3.01 or Section 3.02, or the Borrower is required to pay any additional amount to any Lender or Issuing Lender or any Governmental Authority for the account of any Lender or Issuing Lender pursuant to Section 3.05, or if any Lender gives a notice pursuant to Section 3.03, then such Lender or Issuing Lender shall use reasonable efforts to designate a different Lending Installation for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or Issuing Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01, 3.02 or 3.05, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.03, as applicable, and (ii) in each case, would not subject such Lender or Issuing Lender, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or Issuing Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender or Issuing Lender in connection with any such designation or assignment.

Section 3.07 Inability to Determine Rates.

(a) If the Required Lenders determine that for any reason in connection with any request for a Eurocurrency Loan or a conversion to or continuation thereof that (x)(i) deposits (whether in Dollars or a Foreign Currency) are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurocurrency Loan or (ii) adequate and reasonable means do not exist for determining the Eurocurrency Base Rate for any requested Interest Period with respect to a proposed Eurocurrency Loan (whether denominated in Dollars or a Foreign Currency), and clause (b)(i) does not apply or (y) the Required Lenders determine that Eurocurrency Base Rate for any requested Interest Period with respect to a proposed Eurocurrency Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan (which determination shall be made by notice to the Administrative Agent), the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to convert Alternate Base Rate Loans to, or to continue, make or maintain Eurocurrency Loans in the affected currency shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for an Advance of, conversion to or continuation of Eurocurrency Loans of the affected currency or, failing that, will be deemed to have converted such request into a request for Alternate Base Rate Loans in the amount specified therein.

(b) Benchmark Replacement Setting.

(i) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred for a currency prior to the Reference Time in respect of any setting of a then-current Benchmark for such currency, then (x) if a Benchmark Replacement is determined in accordance with clause (a)(1) or (a)(2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (a)(3) or (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any such Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If (i) a Benchmark Replacement Date has occurred for USD LIBOR and the applicable Benchmark Replacement on such Benchmark Replacement Date for USD LIBOR is a Benchmark Replacement other than the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment, (ii) subsequently, the Relevant Governmental Body recommends for use a forward-looking term rate based on SOFR for loans denominated in Dollars and the Borrower requests that the Administrative Agent review the administrative feasibility of such recommended forward-looking term rate for purposes of this Agreement and (iii) following such request from the Borrower, the Administrative Agent determines (in its sole discretion) that such forward looking term rate is administratively feasible for the Administrative Agent, then the Administrative Agent may (in its sole discretion) provide the Borrower and Lenders with written notice that from and after a date identified in such notice: (i) a Benchmark Replacement Date shall be deemed to have occurred and the Benchmark Replacement on such Benchmark Replacement Date shall be deemed to be a Benchmark Replacement determined in accordance with clause (a)(1) of the definition of “Benchmark Replacement” under this Section 3.07(b); provided, however, that if upon such Benchmark Replacement Date the Benchmark Replacement Adjustment is unable to be determined in accordance with clause (a)(1) of the definition of “Benchmark Replacement” and the corresponding definition of “Benchmark Replacement Adjustment”, then the Benchmark Replacement Adjustment in effect immediately prior to such new Benchmark Replacement Date shall be utilized for purposes of this Benchmark Replacement (for avoidance of doubt, for purposes of this proviso, such Benchmark Replacement Adjustment shall be the Benchmark Replacement Adjustment which was established in accordance with the definition of “Benchmark Replacement Adjustment” on the date determined in accordance with clauses (1) or (2), as applicable, of the definition of “Benchmark Replacement Date” hereunder) and (ii) such forward looking term rate shall be deemed to be the forward looking term rate referenced in the definition of “Term SOFR” for all purposes hereunder or under any Loan Document in respect of any Benchmark setting and any subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document. For the avoidance of doubt, if the circumstances described in the immediately preceding sentence shall occur, all applicable provisions set forth in this Section titled “Benchmark Replacement Setting” shall apply with respect to such election of the Administrative Agent as completely as if such forward-looking term rate was initially determined in accordance with clause (a)(1) of the definition of “Benchmark Replacement”, including, without limitation, the provisions set forth in clause (ii) and (vi) of this Section 3.07(b).

(ii) Benchmark Replacement Conforming Changes. In connection with the implementation of any Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any Benchmark Replacement Date and the related Benchmark Replacement, (ii) the effectiveness of any Benchmark Replacement Conforming Changes, (iii) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (iv) below and (iv) the commencement of any Benchmark Unavailability Period. For the avoidance of doubt, any notice required to be delivered by the Administrative Agent as set forth in this Section 3.07 may be provided, at the option of the Administrative Agent (in its sole discretion), in one or more notices and may be delivered together with, or as part of any amendment which implements any Benchmark Replacement or Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.07, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 3.07.

(iv) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(v) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Benchmark for Dollars, the Borrower may revoke any request for a Eurocurrency Advance of, conversion to or continuation of Eurocurrency Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Alternate Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current

Benchmark is not an Available Tenor, to the extent a component of Alternate Base Rate is based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, such Benchmark or tenor will not be used in any determination of Alternate Base Rate. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Benchmark for any currency other than Dollars, the obligation of the Lenders to make or maintain Loans referencing such Benchmark in the affected currency shall be suspended (to the extent of the affected Borrowings or Interest Periods).

(vi) Disclaimer. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (i) the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of “Eurocurrency Rate” or with respect to any alternative or successor rate thereto, or replacement rate thereof (including, without limitation any Benchmark Replacement implemented hereunder), (ii) the composition or characteristics of any such Benchmark Replacement, including whether it is similar to, or produces the same value or economic equivalence to LIBOR or any other then-current Benchmark or have the same volume or liquidity as did LIBOR or any other then-current Benchmark, (iii) any actions or use of its discretion or other decisions or determinations made with respect to any matters covered by this Section 3.07(b) including, without limitation, whether or not a Benchmark Transition Event has occurred, the removal or lack thereof of unavailable or non-representative tenors, the implementation or lack thereof of any Benchmark Replacement Conforming Changes, the delivery or non-delivery of any notices required by clause (c) above or otherwise in accordance herewith, and (iv) the effect of any of the foregoing provisions of this Section 3.07(b).

Section 3.08 Survival. All of the Borrower’s obligations under this Article 3 shall survive termination of the Aggregate Commitments, repayment of all other Obligations hereunder and resignation of the Administrative Agent.

ARTICLE 4

CONDITIONS PRECEDENT

Section 4.01 Effectiveness. The occurrence of the Effective Date is subject to the satisfaction (or waiver) of only the following conditions precedent:

(a) all commitments under the Existing Credit Agreement shall have been terminated, and all principal, interest and fees due under the Existing Credit Agreement shall have been repaid in full;

(b) copies of the certificate of incorporation of the Borrower, together with all amendments thereto, and a certificate of good standing for the Borrower, each certified by the appropriate governmental officer in its jurisdiction of incorporation;

(c) copies, certified by the Secretary or Assistant Secretary of the Borrower, of the Borrower’s by-laws and of its Board of Directors’ resolutions and of resolutions or actions of any other body authorizing the execution of the Loan Documents to which it is a party and a certification that there have been no changes to its certificate of incorporation provided pursuant to Section 4.01(b);

(d) an incumbency certificate, executed by the Secretary or Assistant Secretary of the Borrower, which shall identify by name and title and bear the signatures of the Authorized Officers and any other officers or employees of the Borrower authorized to sign the Loan Documents to which the Borrower is a party and to request Loans hereunder, upon which certificate the Agents and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower;

(e) an officer’s certificate, dated as of the Effective Date, signed by an Authorized Officer of the Borrower, certifying that (x) on the Effective Date, no Default or Unmatured Default has occurred and is continuing and (y) the representations and warranties contained in Article 5 are true and correct in all material respects (except to the extent such representations and warranties are qualified by “materiality” or “Material Adverse Effect” or similar terms, in which case such representations and warranties shall be true and correct in all respects) as of the Effective Date, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects (except to the extent such representations and warranties are qualified with “materiality” or “Material Adverse Effect” or similar terms, in which case such representations and warranties shall be true and correct in all respects) on and as of such earlier date;

(f) except as disclosed in the Borrower SEC Report or any subsequent Quarterly Report on Form 10-Q of the Borrower filed prior to the Effective Date (in each case excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking or safe harbor statements), since January 31, 2020, there has been no material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole;

(g) a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of Wachtell, Lipton, Rosen & Katz reasonably acceptable to the Administrative Agent;

(h) each Note requested from the Borrower in writing at least five (5) Business Days prior to the Effective Date by any Lender pursuant to Section 2.13 executed by the Borrower and payable to the order of each such requesting Lender;

(i) all fees, costs and expenses due and payable to the Administrative Agent, for itself and on behalf of the Lenders, or its counsel on the Effective Date and (in the case of expenses) for which the Borrower has received an invoice at least three (3) Business Days prior to the Effective Date (provided that such invoice may reflect an estimate and/or only costs processed to date and shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent, including with respect to fees, costs or expenses incurred prior to the Effective Date);

(j) at least three (3) days prior to the Effective Date, the Borrower shall have provided the documentation and other information about the Borrower to the Administrative Agent that is required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S. Patriot Act, to the extent such information was reasonably requested by the Arrangers or a Lender in writing at least ten (10) Business Days prior to the Effective Date; and

(k) the Administrative Agent (or its counsel) shall have received from (I) each Lender, (II) the Administrative Agent, (III) each Issuing Lender, (IV) each Swingline Lender and (V) the Borrower either (i) a counterpart of this Agreement signed on behalf of such party or (ii) customary written evidence reasonably satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

The occurrence of the Effective Date shall be confirmed by a written notice from the Administrative Agent to the Borrower on the Effective Date, and shall be conclusive evidence of the occurrence thereof. Without limiting the generality of the provisions of Section 8.02, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

Section 4.02 Each Request for Credit Extension. The Lenders shall not be required to honor any Request for Credit Extension, unless on the applicable Borrowing Date:

(a) no Unmatured Default or Default has occurred and is continuing or would result from such Request for Credit Extension;

(b) each of the representations and warranties set forth in Article 5 (other than the representations and warranties set forth in Sections 5.05, 5.06 and 5.07) are true and correct in all material respects (except to the extent such representations and warranties are qualified with “materiality” or “Material Adverse Effect” or similar terms, in which case such representations and warranties shall be true and correct in all respects) as of such Borrowing Date, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects (except to the extent such representations and warranties are qualified with “materiality” or “Material Adverse Effect” or similar terms, in which case such representations and warranties shall be true and correct in all respects) on and as of such earlier date; and

(c) the Borrower shall have delivered a Request for Credit Extension.

Each Request for Credit Extension shall constitute a representation and warranty by the Borrower that the applicable conditions contained in Section 4.02 have been satisfied as of the date of the applicable Advance or issuance of a Letter of Credit.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants as follows to each Lender and the Agents as of the Effective Date and thereafter on each date as required by Section 4.02:

Section 5.01 Existence and Standing. The Borrower (a) is a corporation, partnership, limited liability company or other entity duly and properly incorporated or organized, as the case may be, validly existing and (to the extent such concept applies to such entity) in good standing under the laws of its jurisdiction of incorporation or organization and (b) has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent that the failure to have such authority would not reasonably be expected to have a Material Adverse Effect.

Section 5.02 Authorization and Validity. The Borrower has the power and authority and legal right to execute and deliver the Loan Documents and to perform its obligations thereunder. The execution and delivery by the Borrower of the Loan Documents and the performance of its obligations thereunder have been duly authorized by proper proceedings, and the Loan Documents constitute legal, valid and binding obligations of the Borrower enforceable against it in accordance with their terms, except as may be limited by bankruptcy, insolvency or similar laws relating to or affecting creditors’ rights generally and by general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 5.03 No Conflict; Government Consent. (a) Neither the execution and delivery by the Borrower of the Loan Documents, nor the consummation of the transactions therein contemplated, nor compliance with the provisions thereof will violate (i) any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Borrower, (ii) the Borrower’s bylaws, articles or certificate of incorporation, partnership agreement, certificate of partnership, operating agreement or other management agreement, articles or certificate of organization or other similar formation, organizational or governing documents, instruments and agreements, as the case may be, or (iii) the provisions of any indenture, instrument or agreement to which the Borrower is a party or is subject, or by which it, or its Property, is bound, except in the case of clauses (i) and (iii) where such violation would not reasonably be expected to have a Material Adverse Effect.

(b) No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority, or any subdivision thereof, which has not been obtained by the Borrower, is required to be obtained by the Borrower in connection with the execution and delivery of the Loan Documents, the borrowings under the Loan Documents, the payment and performance by the Borrower of its Obligations or the legality, validity, binding effect or enforceability of the Loan Documents.

Section 5.04 Financial Statements. The January 31, 2020 audited consolidated financial statements of the Borrower heretofore delivered to the Arrangers and the Lenders, copies of which are included in the Borrower’s Annual Report on Form 10-K as filed with the SEC and, if applicable, the audited consolidated financial statements of the Borrower and its Subsidiaries as of the last day of the fiscal year for which the Borrower has most recently filed an annual report on Form 10-K and, if applicable, the unaudited consolidated financial statements of the Borrower and its Subsidiaries as of the last day of the most recent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) for which the Borrower has most recently filed a quarterly report on Form 10-Q, (a) were prepared in accordance with GAAP (except as otherwise expressly noted therein), (b) fairly present in all material respects the consolidated financial condition and operations of the Borrower and its Subsidiaries at such date and the consolidated results of their operations and cash flows for the period then ended (subject, in the case of unaudited quarterly reports, to the absence of footnotes and to normal year-end audit adjustments) and (c) show all material indebtedness and other liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof that are required under Agreement Accounting Principles to be reflected thereon.

Section 5.05 Material Adverse Effect. As of the Effective Date, except as disclosed in the Borrower SEC Report or any subsequent Quarterly Report on Form 10-Q of the Borrower filed prior to the Effective Date (in each case excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking or safe harbor statements), since January 31, 2020, there has been no material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole.

Section 5.06 Solvency. As of the Effective Date, (i) the Borrower and its Subsidiaries on a consolidated basis are able to pay their debts and other liabilities, contingent obligations and other commitments as they mature in their ordinary course; (ii) the Borrower and its Subsidiaries do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature in their ordinary course; (iii) the Borrower and its Subsidiaries on a consolidated basis are not engaged in a business or a transaction, and are not about to engage in a business or a transaction, for which their property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which they are engaged; (iv) the fair value of the property and assets of the Borrower and its Subsidiaries on a consolidated basis is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of the Borrower and its Subsidiaries on a consolidated basis; and (v) the present fair salable value of the property and assets of the Borrower and its Subsidiaries on a consolidated basis is not less than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries on a consolidated basis on their debts as they become absolute and matured. In computing the amount of contingent liabilities for purposes of this Section 5.06, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability, and all in accordance with GAAP.

Section 5.07 Litigation. As of the Effective Date, there is no litigation, arbitration, governmental investigation, proceeding or inquiry pending or, to the knowledge of any of their officers, threatened against or affecting the Borrower or any of its Subsidiaries which has not been disclosed in the Borrower SEC Report (a) that would reasonably be expected to have a Material Adverse Effect or (b) which seeks to prevent, enjoin or delay the making of any Loan or otherwise calls into question the validity of any Loan Document and as to which there is a reasonable possibility of an adverse decision.

Section 5.08 Disclosure. All written information (to the knowledge of the Borrower with respect to Slack and its subsidiaries) other than financial projections and other forward-looking information and information of a general economic or industry nature (as used in this Section 5.08, the “Information”) provided on or prior to the Effective Date by the Borrower or on behalf of the Borrower by its representatives to the Agents or the Lenders in connection with the negotiation and syndication of and entry into this Agreement does not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, when taken as a whole, not materially misleading when taken as a whole and in light of the circumstances under which such statements were made (giving effect to any supplements then or theretofore furnished).

Section 5.09 Regulation U. The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying margin stock (within the meaning of Regulation U or Regulation X); and after applying the proceeds of each Advance, margin stock (as defined in Regulation U) constitutes not more than twenty-five percent (25%) of the value of those assets of the Borrower which are subject to any limitation on sale or pledge, or any other restriction hereunder.

Section 5.10 Investment Company Act. The Borrower is not an “investment company”, a company “controlled by” an “investment company” or a company required to register as an “investment company,” each as defined in the Investment Company Act of 1940, as amended.

Section 5.11 OFAC, FCPA. Neither the Borrower nor any of its Subsidiaries, nor, to the knowledge of the Borrower, any director or officer thereof, is an individual or entity that is (a) the subject or target of any Sanctions or in violation of applicable Anti-Corruption Laws, (b) included on OFAC’s List of Specially Designated Nationals, HMT’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by the United States federal government (including, without limitation, OFAC), the European Union or Her Majesty’s Treasury or (c) located, organized or resident in a Designated Jurisdiction.

Section 5.12 Affected Financial Institution. The Borrower is not an Affected Financial Institution.

ARTICLE 6

COVENANTS

From the Effective Date, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation hereunder (other than any contingent indemnification obligations for which no claim has been made) shall remain unpaid or unsatisfied or (except to the extent agreed by the Issuing Lender that has issued such Letter of Credit or to the extent such Letter of Credit has been Cash Collateralized) any Letter of Credit shall remain outstanding:

Section 6.01 Financial Reporting. The Borrower will maintain, for itself and each Subsidiary, a system of accounting established and administered in accordance with GAAP, and furnish to the Administrative Agent for the Administrative Agent’s distribution to the Lenders:

(a) As soon as available, but in any event on or prior to the 90th day after the close of each of its fiscal years (commencing with the first fiscal year of the Borrower ending after the Effective Date), a consolidated balance sheet as of the end of such period, related statements of operations, comprehensive income/loss, stockholder’s equity and cash flows prepared in accordance with GAAP on a consolidated basis for itself and its Subsidiaries, together with an audit report certified by independent certified public accountants of recognized standing, whose opinion shall not be qualified as to the scope of the audit or as to the status of the Borrower and its consolidated Subsidiaries as a going concern.

(b) As soon as available, but in any event on or prior to the 45th day after the close of the first three quarterly periods of each of its fiscal years (commencing with the first such fiscal quarter of the Borrower ending after the Effective Date), for itself and its Subsidiaries, a consolidated (or, at the Borrower’s option and to the extent filed (or to be filed) with the SEC in its quarterly report on Form 10-Q, condensed consolidated) unaudited balance sheet as at the close of each such period and consolidated unaudited statements of operations, comprehensive income (loss) and cash flows for the period from the beginning of such fiscal year to the end of such quarter, all certified by its chief financial officer, chief accounting officer or treasurer.

(c) Together with the financial statements required under Sections 6.01(a) and (b), a compliance certificate in substantially the form of Exhibit A signed by its chief financial officer, chief accounting officer or treasurer stating that no Default or Unmatured Default exists, or if any Default or Unmatured Default exists, stating the nature and status thereof.

(d) Promptly upon the filing thereof, copies of all registration statements or other regular reports not otherwise provided pursuant to this Section 6.01 which the Borrower or any of its Subsidiaries files with the SEC.

(e) Such other information with respect to the business, condition or operations, financial or otherwise, and Properties of the Borrower and its Subsidiaries as the Administrative Agent, including at the request of any Lender, may from time to time reasonably request.

Documents required to be delivered pursuant to Section 6.01(a), (b) or (d) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet at investor.salesforce.com or such other website with respect to which the Borrower may from time to time notify the Administrative Agent and to which the Lenders have access; or (ii) on which such documents are posted on the Borrower’s behalf by the Administrative Agent on SyndTrak or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent) or filed electronically through EDGAR and available on the Internet at www.sec.gov. The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on SyndTrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 9.10); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform that is not designated “Public Side Information.”

Section 6.02 Use of Proceeds. The Borrower will, and will cause each of its Subsidiaries to, use the proceeds of the Advances for general corporate purposes (which may include, without limitation, financing the consideration for and fees, costs and expenses related to any acquisition). The Borrower shall use the proceeds of the Advances in compliance with all applicable legal and regulatory requirements and any such use shall not result in a violation of any such requirements, including, without limitation, Regulation U and Regulation X, the Securities Act of 1933 and the Securities Exchange Act of 1934 and the regulations promulgated thereunder.

Section 6.03 Notice of Default. The Borrower will give prompt notice in writing to the Lenders of the occurrence of any Default or Unmatured Default.

Section 6.04 Conduct of Business. The Borrower will, and will cause each of its Subsidiaries to, except as otherwise permitted by Section 6.08, do all things necessary to remain duly incorporated or organized, validly existing and (to the extent such concept applies to such entity) in good standing as a corporation, partnership, limited liability company or other entity in its jurisdiction of incorporation or organization, as the case may be, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except in each case (other than valid existence of the Borrower) where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 6.05 Compliance with Laws. The Borrower will, and will cause each of its Major Subsidiaries to, comply in all material respects with all applicable laws, rules, regulations and orders (such compliance to include, without limitation, compliance with ERISA and Environmental Laws and paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith), except to the extent such noncompliance would not have a Material Adverse Effect.

Section 6.06 Inspection; Keeping of Books and Records. Subject to applicable law and third party confidentiality agreements entered into by the Borrower or any Subsidiary in the ordinary course of business, the Borrower will, and will cause each Subsidiary to, permit the Administrative Agent, during the continuance of a Default or Unmatured Default, by its representatives and agents, to inspect any of the Property, books and financial records of the Borrower and each Subsidiary, to examine and make copies of the books of accounts and other financial records of the Borrower and each Subsidiary, and to discuss the affairs, finances and accounts of the Borrower and each Subsidiary with their respective officers at such reasonable times and intervals as the Administrative Agent may designate but in all events upon reasonable prior notice to the Borrower. The Borrower shall keep and maintain, and cause each of its Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with GAAP shall be made of all dealings and transactions in relation to their respective businesses and activities.

Section 6.07 OFAC, FCPA. The Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, employees and agents with Anti-Corruption Laws and applicable Sanctions.

Section 6.08 Merger. (a) The Borrower will not merge into or consolidate with any other Person, unless (i) the Person formed by such consolidation or into which the Borrower is merged shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume pursuant to an instrument executed and delivered to the Administrative Agent, and in form and substance reasonably satisfactory to the Administrative Agent, the Borrower’s obligations for the due and punctual payment of the Obligations and the performance of every covenant of this Agreement on the part of the Borrower to be performed; and (ii) immediately after giving effect to such transaction, no Default or Unmatured Default shall have occurred and be continuing.

(b) Upon any consolidation by the Borrower with or merger by the Borrower into any other Person, the successor Person formed by such consolidation or into which the Borrower is merged shall succeed to, and be substituted for, and may exercise every right and power of, the Borrower under this Agreement with the same effect as if such successor Person had been named as the Borrower herein.

(c) For the avoidance of doubt, (i) this Section 6.08 shall only apply to a merger or consolidation in which the Borrower is not the surviving Person and (ii) the Slack Acquisition shall be permitted by this Section 6.08.

Section 6.09 [Reserved].

Section 6.10 Liens. The Borrower will not, and will not permit any Major Subsidiary to, create or suffer to exist any Lien in or on any of its Property, in each case to secure or provide for the payment of any Indebtedness for Borrowed Money, except:

(a) Precautionary Liens provided by the Borrower or any Major Subsidiary in connection with the sale, assignment, transfer or other disposition of assets by the Borrower or any Major Subsidiary which transaction is determined by the Board of Directors of the Borrower or such Major Subsidiary to constitute a “sale” under accounting principles generally accepted in the United States.

(b) Liens existing on the Effective Date securing Indebtedness for Borrowed Money.

(c) Usual and customary deposits in favor of lessors and similar deposits in the ordinary course of business.

(d) Liens existing on Property of any Person acquired by the Borrower or any Major Subsidiary (which may include Property previously leased by the Borrower or any of its Subsidiaries and leasehold interests on such Property, provided that the lease terminates prior to or upon the acquisition), other than any such Lien or security interest created in contemplation of such acquisition (and the replacement, extension or renewal thereof upon or in the same Property).

(e) Liens on Property of a Person existing at the time such Person is merged into or consolidated with the Borrower or any Subsidiary, at the time such Person first becomes a Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the Properties or assets of a Person to the Borrower or any Subsidiary, provided that such Lien was not incurred in anticipation of the merger, consolidation, sale, lease or other disposition.

(f) Liens in favor of the Borrower or any of its Subsidiaries.

(g) Liens on fixed or capital assets (including real property) to secure the payment of all or any part of the cost of acquisition, construction, development or improvement of such assets, or to secure Indebtedness for Borrowed Money incurred to provide funds for any such purpose; provided that (i) the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 12 months after the completion of the acquisition, construction, development or improvement of such assets, (ii) the Indebtedness for Borrowed Money secured by such Lien does not exceed the cost of such acquisition, construction, development or improvement of such assets (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium and fees, if any, on the Indebtedness for Borrowed Money so secured)), and (iii) such Lien shall not apply to any other Property of the Borrower or any Subsidiary, except for accessions and improvements to such fixed or capital assets covered by such Lien and the proceeds and products thereof.

(h) Liens on cash and securities (and deposit and securities accounts) securing reimbursement obligations in respect of letters of credit and banker’s acceptances issued for the account of the Borrower or any of its Subsidiaries in the ordinary course of business.

(i) Liens securing Indebtedness for Borrowed Money in an aggregate amount, immediately after giving effect to the incurrence of such Indebtedness for Borrowed Money, not to exceed 10% of Consolidated Assets.

(j) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens (or Indebtedness for Borrowed Money secured by Liens) referred to in clauses (a) through (i) and (k), inclusive, provided that such extension, renewal or replacement Lien shall be limited to all or a part of the same Property that secured the Lien extended, renewed or replaced (plus improvements on and accessions to such Property), and (ii) the Indebtedness for Borrowed Money secured by such Lien at such time is not increased (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the Indebtedness for Borrowed Money being refinanced)).

(k) Liens created in substitution of any Liens permitted by clauses (a) through (j), inclusive, provided that, (i) based on a good faith determination of a senior officer of the Borrower, the property encumbered by such substitute or replacement Lien is substantially similar in nature to the property encumbered by the otherwise permitted Lien that is being replaced, and (ii) the Indebtedness for Borrowed Money secured by such Lien at such time is not increased (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the Indebtedness for Borrowed Money being refinanced)).

If a Subsidiary incurs a Lien in or on any of its Property to secure or provide for the payment of any Indebtedness for Borrowed Money at the time that it is not a Major Subsidiary, the incurrence and existence of such Lien shall not be prohibited or restricted by, and shall not reduce availability under any clause of, this Section 6.10 upon such Subsidiary subsequently becoming a Major Subsidiary unless such Lien was incurred in contemplation of such Subsidiary becoming a Major Subsidiary.

Section 6.11 [Reserved].

Section 6.12 OFAC, FCPA. Neither the Borrower nor any of its Subsidiaries will directly, or to the Borrower’s knowledge, indirectly, use the proceeds of any Advance or Letter of Credit (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the subject or target of Sanctions in each case of this clause (b) in violation of applicable Sanctions or (c) in any other manner that will result in a violation of Sanctions applicable to any party hereto.

ARTICLE 7

DEFAULTS

The occurrence of any one or more of the following events shall constitute a Default:

Section 7.01 Breach of Representations or Warranties. Any representation or warranty made by the Borrower to the Lenders or the Administrative Agent under this Agreement, or any certificate or information delivered in connection with this Agreement, shall be false in any material respect when made or deemed made.

Section 7.02 Failure to Make Payments When Due. Nonpayment of (a) principal of any Loan when due or the Borrower’s obligation under Section 2.03(f) when due to reimburse an Issuing Lender the amount of each draft under a Letter of Credit paid by such Issuing Lender, or (b) interest upon any Loan, any Commitment Fee or other payment Obligations under any of the Loan Documents within five (5) Business Days after such interest, fee or other Obligation becomes due.

Section 7.03 Breach of Covenants. The breach by the Borrower of (a) any of the terms or provisions of Section 6.03, 6.08 or 6.10 or (b) any of the other terms or provisions of this Agreement which is not remedied within thirty (30) days after the Borrower knows of the occurrence thereof.

Section 7.04 Cross Default.

(a) The Borrower or any Major Subsidiary shall fail to pay any principal of or premium or interest on any Indebtedness for Borrowed Money which is outstanding in a principal amount of at least the Requisite Amount in the aggregate (but excluding indebtedness arising hereunder) of the Borrower or such Major Subsidiary (as the case may be) when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness for Borrowed Money unless adequate provision for any such payment has been made in form and substance satisfactory to the Required Lenders.

(b) Any Indebtedness for Borrowed Money of the Borrower or any Major Subsidiary (other than Slack’s 0.50% Convertible Senior Notes due 2025) which is outstanding in a principal amount of at least the Requisite Amount in the aggregate shall be declared to be due and payable, or required to be prepaid (other than by a scheduled required prepayment), redeemed, purchased or defeased, or an offer to prepay, redeem, purchase or defease such Indebtedness for Borrowed Money shall be required to be made, in each case prior to the stated maturity thereof as a result of a breach by the Borrower or such Major Subsidiary (as the case may be) of the agreement or instrument relating to such Indebtedness for Borrowed Money and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness for Borrowed Money unless adequate provision for the payment of such Indebtedness for Borrowed Money has been made in form and substance satisfactory to the Required Lenders.

(c) The Borrower or any of its Major Subsidiaries shall admit in writing its inability to pay its debts generally as they become due.

Section 7.05 Voluntary Bankruptcy; Appointment of Receiver; Etc. The Borrower or any of its Major Subsidiaries shall (a) have an order for relief entered with respect to it under the Federal bankruptcy laws as now or hereafter in effect, (b) make an assignment for the benefit of creditors, (c) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any Substantial Portion of its Property, (d) institute any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or seeking to adjudicate it bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (e) take any corporate or partnership action to authorize or effect any of the foregoing actions set forth in this Section 7.05, or (f) fail to contest in good faith any appointment or proceeding described in Section 7.06.

Section 7.06 Involuntary Bankruptcy; Appointment of Receiver; Etc. Without the application, approval or consent of the Borrower or any of its Major Subsidiaries, a receiver, trustee, custodian, examiner, liquidator or similar official shall be appointed for the Borrower or any of its Major Subsidiaries or any Substantial Portion of its Property, or a proceeding described in Section 7.05(d) shall be instituted against the Borrower or any of its Major Subsidiaries, and such appointment continues undischarged, or such proceeding continues undismissed or unstayed, in each case, for a period of sixty (60) consecutive days.

Section 7.07 Judgments. The Borrower or any of its Major Subsidiaries shall fail within sixty (60) days to pay, bond or otherwise discharge one or more judgments or orders for the payment of money (except to the extent covered by independent third party insurance and as to which the insurer has not disclaimed coverage) in excess of $500,000,000 (or the equivalent thereof in currencies other than Dollars) in the aggregate, which judgment(s), in any such case, is/are not stayed on appeal or otherwise being appropriately contested in good faith.

Section 7.08 Unfunded Liabilities. (i) The aggregate Unfunded Liabilities of all Plans would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole; (ii) the present value of the unfunded liabilities to provide the accrued benefits under all Foreign Pension Plans in the aggregate would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole; or (iii) any Reportable Event shall occur in connection with any Plan and such Reportable Event would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole.

Section 7.09 Change of Control. A Change of Control shall have occurred.

Section 7.10 Other ERISA Liabilities. The Borrower, any Subsidiary, or any other member of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that it has incurred withdrawal liability or become obligated to make contributions to a Multiemployer Plan in an amount which, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Borrower, any Subsidiary, or any other member of the Controlled Group as withdrawal liability (determined as of the date of such notification), would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole.

Section 7.11 Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations (other than contingent indemnification obligations that survive the termination of this Agreement), ceases to be in full force and effect; or the Borrower contests in any manner the validity or enforceability of any Loan Document; or the Borrower denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document for any reason other than as expressly permitted hereunder or thereunder.

ARTICLE 8

ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES

Section 8.01 Acceleration, Etc. If any Default described in Section 7.05 or 7.06 occurs, the obligations of the Lenders to make Loans and the obligations of the Issuing Lenders to issue Letters of Credit hereunder shall automatically terminate and the Obligations of the Borrower shall immediately become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as required in clause (ii) below shall automatically become effective, in each case without any election or action on the part of the Administrative Agent or any Lender or Issuing Lender. If any other Default occurs, the Required Lenders (or the Administrative Agent with the consent of the

Required Lenders) may (i) terminate or suspend (in whole or in part) the obligations of the Lenders to make Loans and the Issuing Lenders to issue Letters of Credit hereunder and declare the Obligations of the Borrower to be due and payable (in whole or in part), whereupon such Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower hereby expressly waives and (ii) require that the Borrower Cash Collateralize the L/C Obligations in an amount equal to 100% of the outstanding L/C Obligations. Promptly upon any acceleration of the Obligations, the Administrative Agent will provide the Borrower with notice of such acceleration.

If, within thirty (30) days after acceleration of the maturity of the Obligations of the Borrower or termination of the obligations of the Lenders to make Loans and the obligations of the Issuing Lenders to issue Letters of Credit hereunder as a result of any Default (other than any Default as described in Section 7.05 or 7.06) and before any judgment or decree for the payment of the Obligations due shall have been obtained or entered, the Required Lenders (in their sole discretion) shall so direct, the Administrative Agent shall, by notice to the Borrower, rescind and annul such acceleration and/or termination.

Section 8.02 Amendments. Subject to the provisions of this Article 8, Section 2.22 and Section 3.07, the Required Lenders (or the Administrative Agent with the consent in writing of the Required Lenders) and the Borrower may enter into (with notice to the Administrative Agent, if the Administrative Agent is not acting with the consent in writing of the Required Lenders) agreements supplemental hereto for the purpose of adding or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrower hereunder or thereunder or waiving any Default hereunder or thereunder; provided, however, that no such supplemental agreement shall:

(a) Extend the final maturity of any Loan of any Lender or forgive all or any portion of the principal amount thereof payable to any Lender or of any unpaid obligations of the Borrower under Section 2.03(f) to reimburse an Issuing Lender the amount of each draft under a Letter of Credit paid by such Issuing Lender, or reduce the rate or extend the scheduled time of payment of interest or fees thereon (other than a waiver of the application of the default rate of interest pursuant to Section 2.11 hereof) payable to any Lender, without the consent of each Lender or Issuing Lender affected thereby.

(b) Reduce the percentage specified in the definition of Required Lenders or any other percentage of Lenders specified to be the applicable percentage in this Agreement to act on specified matters or amend Section 2.19 or the definition of “Pro Rata Share”, without the consent of all Lenders affected thereby. For the sake of clarity, the addition of a term loan or an increased or additional revolving credit facility or an extension of the maturity of a portion of the revolving credit facility and similar modifications shall be permitted with the consent of the Required Lenders and the Lenders agreeing to participate in the new facility or to increase the amount of their commitment or extend the maturity of their Loans.

(c) Extend the Facility Termination Date as it applies to any Lender or otherwise extend the term or increase the amount of the Commitment of any Lender hereunder (other than as expressly permitted by the terms of Section 2.22) without the consent of each Lender affected thereby.

(d) Permit the Borrower to assign its rights or obligations under this Agreement except as provided in Section 6.08 without the consent of all Lenders.

(e) Amend this Section 8.02 without the consent of all Lenders.

(f) Amend the definition of “Foreign Currency” or Section 1.05 without the consent of all Lenders.

Notwithstanding the foregoing, (v) no amendment of any provision of this Agreement relating to any Agent shall be effective without the written consent of such Agent; (w) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (x) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency (including, without limitation, amendments, supplements or waivers to any of documents executed by the Borrower or any Subsidiary in connection with this Agreement if such amendment, supplement or waiver is delivered in order to cause such related documents to be consistent with this Agreement and the other Loan Documents); (y) no amendment, waiver or consent shall affect the rights or duties of any Issuing Lender under this Agreement or any Loan Document relating to any Letter of Credit issued or to be issued by it without the prior written consent of such Issuing Lender; and (z) no amendment, waiver or consent shall affect the rights or duties of any Swingline Lender under this Agreement without the prior written consent of such Swingline Lender.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (it being specifically understood and agreed that any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (A) the Commitment of such Lender may not be increased without the consent of such Lender and (B) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender.

Section 8.03 Preservation of Rights. No delay or omission of the Lenders or any Issuing Lender or Agents to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Loan or issuance of any Letter of Credit notwithstanding the existence of a Default or Unmatured Default or the inability of the Borrower to satisfy the conditions precedent to such Loan or issuance of Letter of Credit shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by, or by the Administrative Agent with the consent of, the requisite number of Lenders required pursuant to Section 8.02, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Agents and the Lenders until all of the Obligations have been paid in full.

ARTICLE 9

GENERAL PROVISIONS

Section 9.01 Survival of Representations. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent, each Lender, each Issuing Lender and each Swingline Lender regardless of any investigation made by the Administrative Agent, any Lender, any Issuing Lender or any Swingline Lender or on their behalf and notwithstanding that the Administrative Agent, any Lender, any Issuing Lender or any Swingline Lender may have had notice or knowledge of any Default at the time of any Advance, and shall continue in full force and effect as long as any Loan, (except as may be Cash Collateralized or as otherwise agreed by the applicable Issuing Lender) L/C Obligation or any other Obligation hereunder (other than any contingent indemnification obligations for which no claim has been made) shall remain unpaid or unsatisfied.

Section 9.02 Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

Section 9.03 Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

Section 9.04 Entire Agreement. The Loan Documents, together with the Fee Letters, embody the entire agreement and understanding among the Borrower, the Agents, the Lenders party thereto and supersede all prior agreements and understandings among the Borrower, the Agents and the Lenders, as applicable, relating to the subject matter thereof.

Section 9.05 Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders and the Issuing Lenders hereunder are several and not joint and no Lender or Issuing Lender shall be the partner or agent of any other (except to the extent to which the Agents are authorized to act as such). The failure of any Lender or Issuing Lender to perform any of its obligations hereunder shall not relieve any other Lender or Issuing Lender from any of its obligations hereunder. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 12.01(d) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement; provided, however, that the parties hereto expressly agree that each Arranger shall enjoy the benefits of the provisions of Sections 9.06, 9.09 and 10.07 to the extent specifically set forth therein and shall have the right to enforce such provisions on its own behalf and in its own name to the same extent as if it were a party to this Agreement.

Section 9.06 Expenses; Indemnification.

(a) Costs and Expenses. The Borrower shall reimburse from time to time on demand (i) all reasonable and documented out-of-pocket fees and expenses incurred by, without duplication, the Administrative Agent, the Arrangers and their respective Affiliates (in the case of fees, disbursements and other charges of counsel, limited to the reasonable and documented fees, disbursements and other charges of one counsel to the Administrative Agent and the Arrangers and the Lenders (taken together) and, if reasonably necessary, of one local counsel in any relevant jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local counsel in any relevant jurisdiction)) incurred in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof and (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Issuing Lenders and the Lenders (in the case of fees, disbursements and charges of counsel, limited to the reasonable and documented fees, disbursements and other charges of one counsel to such parties, taken together (and, if reasonably necessary, of one local counsel in any relevant jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local counsel in any relevant jurisdiction) for all affected parties, taken together)) in connection with the enforcement or protection of their rights (A) in connection with this Agreement and the other Loan Documents, including their rights under this Section 9.06, or (B) in connection with the Loans or Letters of Credit made or issued hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or the Borrower’s obligations in respect of Letters of Credit.

(b) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Arranger, each Lender, each Issuing Lender and each of their respective Affiliates, controlling Persons, successors and assigns and their respective officers, directors, employees, agents and advisors (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from (and will reimburse each Indemnitee as the same are incurred for), any and all losses, claims, damages, liabilities and expenses (in the case of fees, disbursements and charges of counsel, limited to the reasonable and documented fees, disbursements and other charges of one counsel to all Indemnitees, taken together (and, if reasonably necessary, of one local counsel in any relevant jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local counsel in any relevant jurisdiction) for all affected Indemnitees, taken together)) that may be incurred by or awarded against any Indemnitee, in each case arising out of or in connection with (i) the Revolving Credit Facility, (ii) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.05), (iii) any Loan or Letter of Credit or the use or proposed use of the proceeds, (iv) any actual or alleged presence or release of Hazardous Materials on, at, to or from any property currently or formerly owned, leased or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries or (v) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from (x) the bad faith, gross negligence or willful misconduct of such Indemnitee or its Subject Related Parties, (y) a material breach by such Indemnitee or any of its Subject Related Parties of such Indemnitee’s obligations hereunder or under any other Loan Document or (z) a dispute solely among two or more Indemnitees not arising from any act or omission of the Borrower or its Subsidiaries hereunder (other than claims against an Indemnitee in its capacity or as a result of fulfilling its role as an Agent, Arranger or similar role under any of the Loan Documents). This Section 9.06(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim. In the case of an investigation, litigation or proceeding to which the indemnity in this Section 9.06(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, its equityholders or creditors, Slack, its subsidiaries or any other third party or an Indemnitee, whether or not an Indemnitee is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

(c) Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) of this Section 9.06 or the Borrower for any reason fails to indefeasibly pay or cause to be paid any amount required under subsection (b) of this Section 9.06, in each case, to be paid to the Administrative Agent (or any sub-agent thereof), any Arranger, any Issuing Lender, any Swingline Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), such Arranger, such Issuing Lender, such Swingline Lender or such Related Party, as the case may be, such Lender’s Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), such Arranger, such Issuing Lender or such Swingline Lender in its capacity as such or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), such Arranger, such Issuing Lender or such Swingline Lender in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.17(c).

(d) Waiver of Consequential Damages; Limitation of Liability. To the fullest extent permitted by applicable law, each party hereto agrees that it shall not assert, and hereby waives, any claim against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof (it being agreed that the Borrower’s indemnity and contribution obligations set forth in this Section 9.06 shall apply in respect of any special, indirect, consequential or punitive damages that may be awarded against any Indemnitee in connection with a claim by a third party unaffiliated with the Indemnitee). No Administrative Agent (or any sub-agent thereof), Arranger, Lender nor any of their respective Affiliates, controlling Persons, successors and assigns or their respective officers, directors, employees, agents and advisors (each such Person being called a “Released Party”) shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Released Party through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence, bad faith or willful misconduct of such Released Party or its Subject Related Parties or a material breach of such Released Party’s or its Subject Related Parties’ obligations hereunder or under any other Loan Document, in each case, as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e) Payments. All amounts due under this Section 9.06 shall be payable not later than ten (10) Business Days after written demand therefor.

(f) Survival. The agreements in this Section 9.06 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitment and the repayment, satisfaction or discharge of all the other Obligations.

Section 9.07 Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with the Agreement Accounting Principles.

Section 9.08 Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable. Without limiting the foregoing provisions of this Section 9.08, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, then such provisions shall be deemed to be in effect only to the extent not so limited.

Section 9.09 Nonliability of Lenders. The relationship between the Borrower on the one hand and the Lenders and the Agents on the other hand shall be solely that of borrower and lender. None of the Agents, the Arrangers or any Lender shall have any fiduciary responsibilities to the Borrower. None of the Agents, the Arrangers or any Lender undertakes any responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower’s business or operations.

Section 9.10 Confidentiality. Each of the Administrative Agent, each other Agent, the Issuing Lenders and the Lenders agrees to use all Information received by them solely for the purposes of providing the services that are the subject of this Agreement and to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, trustees, advisors and agents (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority (including any self-regulatory authority), in which case such Administrative Agent, other Agent, Issuing Lender or Lender, as applicable, agrees to the extent reasonably practicable and not prohibited by applicable law, rule, regulation or order, to inform the Borrower promptly of the disclosure thereof, (c) to the extent required by applicable laws, rules or regulations or by any subpoena or order or similar legal process (in which case such Administrative Agent, other Agent, Issuing Lender or Lender, as applicable, agrees to the extent not prohibited by applicable law, rule, regulation or order, to inform the Borrower promptly of the disclosure thereof), (d) in connection with performing the services set forth herein and consummating the transactions contemplated hereby, to any prospective Lender or Issuing Lender or participant subject to the such prospective Lender or Issuing Lender or participant agreeing to confidentiality arrangements (for the benefit of the Borrower) no less favorable to the Borrower than those set forth in this Section 9.10, (e) to potential counterparties to any swap or derivative transaction, subject to the confidentiality agreements in favor of the Borrower no less favorable to the Borrower than this paragraph, (f) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (g) with the prior written consent of the Borrower, (h) in connection with obtaining CUSIP numbers, (i) as and to the extent set forth in Section 12.02, (j) to the extent such Information (x) is or becomes publicly available other than as a result of a breach of this Section 9.10 or (y) becomes available to such Administrative Agent, other Agent, Issuing Lender or Lender, as applicable, from a source other than the Borrower (or the Borrower’s representatives) that is not, such Person’s knowledge, subject to confidentiality or fiduciary obligations owing to you or any of your subsidiaries and (k) to any other party hereto. Notwithstanding the foregoing, the Administrative Agent shall not be required to provide notice of any Lender by any governmental agency or examiner or regulatory body with jurisdiction over any Lender.

In addition, on a confidential basis, the Administrative Agent, each Issuing Lender and each Lender may disclose the existence and terms of this Agreement (including, without limitation, the Aggregate Commitment, the nature of the facility as a revolving credit facility, the use of proceeds provisions herein and the principal amount outstanding at a given time), and the identity of the parties hereto (including titles and participants) to market data collectors, similar services providers to the lending industry, and service providers to the Administrative Agent, the Issuing Lenders and the Lenders in connection with the administration and management of this Agreement and the other Loan Documents.

For purposes of this Section 9.10, “Information” means all information received from the Borrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses or the Slack Acquisition in connection with the transactions contemplated hereby.

Each of the Administrative Agent, the Issuing Lenders and the Lenders acknowledges that (a) the Information may include material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable law, including United States Federal and state securities laws.

Section 9.11 Nonreliance. Each of the Lenders hereby represents that it is not relying on or looking to any margin stock (as defined in Regulation U) as collateral in the extension or maintenance of the credit provided for herein.

Section 9.12 Disclosure. The Borrower, the Issuing Lenders and each Lender hereby acknowledge and agree that the Administrative Agent, Arrangers and/or their respective Affiliates and certain of the other Lenders, Issuing Lenders and/or their respective Affiliates from time to time may hold investments in, make other loans to or have other relationships with the Borrower and its Affiliates.

ARTICLE 10

THE ADMINISTRATIVE AGENT

Section 10.01 Appointment and Authority. Each of the Lenders and each Issuing Lender hereby irrevocably appoints Citi to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 10 (other than Section 10.06 below) are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Lenders, and the Borrower shall not have rights as a third party beneficiary of any of such provisions (other than as provided in Section 10.06 below). It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

Section 10.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

Section 10.03 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan or the issuance, extension, renewal, amendment or increase of a Letter of Credit that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Lender unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Lender prior to the making of such Loan or the issuance, extension, renewal, amendment or increase of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in good faith in accordance with the advice of any such counsel, accountants or experts.

Section 10.04 Exculpatory Provisions. The Administrative Agent and the Arrangers, as applicable, shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent and the Arrangers, as applicable:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent, the Arrangers or any of their Related Parties in any capacity.

Neither the Administrative Agent nor any of its Related Parties shall be liable for any action taken or not taken by the Administrative Agent (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Article 8) or (ii) in the absence of (A) its and its Subject Related Parties’ gross negligence or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment and (B) material breach by the Administrative Agent and its Subject Related Parties of the Administrative Agent’s obligations pursuant to the terms of the Loan Documents as determined by a court of competent jurisdiction by a final and non-appealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given in writing to the Administrative Agent by the Borrower or a Lender.

Neither the Administrative Agent nor any of its Related Parties shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith (including any report provided to it by an Issuing Lender pursuant to Section 2.03), (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent, or (vi) the utilization of any Issuing Lender’s L/C Commitment (it being understood and agreed that each Issuing Lender shall monitor compliance with its own L/C Commitment without any further action by the Administrative Agent).

Section 10.05 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article 10 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct (or breached its material obligations under the Loan Documents) in the selection of such sub-agents.

Section 10.06 Resignation of Administrative Agent.

(a) The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to, so long as no Default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld or delayed), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (such date, or the date, if earlier, upon which a successor is appointed, the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders and the Issuing Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above, subject to, so long as no Default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld or delayed). Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b) If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, subject to, so long as no Default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld or delayed), appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each Issuing Lender directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired or removed) Administrative Agent (other than as provided in Section 3.08 and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article 10 and Section 9.06 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them (i) while the retiring or removed Administrative Agent was acting as Administrative Agent and (ii) after such resignation or removal for as long as any of them continues to act in any agency capacity hereunder or under the other Loan Documents, including in respect of any actions taken in connection with transferring the agency to any successor Administrative Agent.

(d) Any resignation by, or removal of, Citi as Administrative Agent pursuant to this Section shall also constitute its resignation as a Swingline Lender. If Citi resigns as a Swingline Lender, it shall retain all the rights of a Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Loans or fund participations in outstanding Swingline Loans pursuant to Section 2.01. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (a) such successor shall, if in its sole discretion it elects to, succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Swingline Lender in its capacity as such and (b) the retiring Swingline Lender shall be discharged from all of its duties and obligations in its capacity as such. For the avoidance of doubt, any resignation by Citi as an Issuing Lender shall be subject to Section 2.03(i).

Section 10.07 Non-Reliance on Administrative Agent and Other Lenders. Each of the Lenders and each Issuing Lender acknowledges that none of the Administrative Agent nor any Arranger has made any representation or warranty to it, and that no act by the Administrative Agent or any Arranger hereafter taken, including any consent to, and acceptance of any assignment or review of the affairs of the Borrower of any Affiliate thereof, shall be deemed to constitute any representation or warranty by the Administrative Agent or the Arrangers to any Lender as to any matter, including whether the Administrative Agent or the Arrangers have disclosed material information in their (or their Related Parties’) possession. Each Lender and each Issuing Lender represents to the Administrative Agent and the Arrangers that it has, independently and without reliance upon the Administrative Agent, any Arranger or any other Lender or Issuing Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis of, appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own and decision to enter into this Agreement and to extend credit to the Borrower hereunder. Each of the Lenders and each Issuing Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger or any other Lender or Issuing Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower. Each Lender and each Issuing Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility and (ii) it is engaged in making, acquiring or holding commercial loans in the ordinary course and is entering into this Agreement as a Lender or Issuing Lender for the purpose of making, acquiring or holding commercial loans and providing other facilities set forth herein as may be applicable to such Lender or Issuing Lender, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument, and each Lender and each Issuing Lender agrees not to assert a claim in contravention of the foregoing. Each Lender and each Issuing Lender represents and warrants that it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or Issuing Lender, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities.

Section 10.08 No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Arrangers or other Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or an Issuing Lender hereunder.

Section 10.09 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to the Borrower, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Lenders and the Administrative

Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Lenders and the Administrative Agent under Sections 2.09, 3.03 and 9.06) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each Issuing Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09, 3.03 and 9.06.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or Issuing Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or Issuing Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender or Issuing Lender in any such proceeding.

Section 10.10 ERISA. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of subsections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower, that none of the Administrative Agent, any Arranger or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments, the Letters of Credit and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

ARTICLE 11

SETOFF

Section 11.01 Setoff. In addition to, and without limitation of, any rights of the Lenders or any Issuing Lender under applicable law, if any Default occurs, any and all deposits (including all account balances, whether provisional or final and whether or not collected or available) and any other indebtedness at any time held or owing by any Lender or any Issuing Lender or any Affiliate of any Lender or Issuing Lender to or for the credit or account of the Borrower may be offset and applied toward the payment of the Obligations of the Borrower then owing to such Lender or Issuing Lender to the extent the Obligations shall then be due; provided, that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.

ARTICLE 12

BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

Section 12.01 Successors and Assigns. (a) Successors and Assigns Generally. The provisions of this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of the parties hereto and thereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder or thereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void).

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans (including for purposes of this subsection (b), participations in L/C Obligations and in Swingline Loans) at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $25,000,000 unless each of the Administrative Agent and, so long as no Default under Section 7.02, 7.05 or 7.06 has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not apply to any Swingline Lender’s rights and obligations in respect of Swingline Loans.

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) the prior written consent of the Borrower (such consent to not to be unreasonably withheld or delayed) shall be required unless such assignment is to a Lender or an Affiliate of a Lender or a Default under Section 7.02, Section 7.05 or Section 7.06 has occurred and is continuing; provided that no assignment shall result in any Lender, together with its Affiliates, holding more than 30% of the Aggregate Commitments at any time without the prior written consent of the Borrower;

(B) the prior written consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required if such assignment is to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender; and

(C) the consent of the Issuing Lenders and the Swingline Lenders (such consent not to be unreasonably withheld or delayed) shall be required for any assignment.

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an administrative questionnaire.

(v) No Assignment to Borrower. No such assignment shall be made to the Borrower or any of its Affiliates or Subsidiaries.

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person.

(vii) No Assignment to Defaulting Lenders. No such assignment shall be made to a Defaulting Lender.

(viii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the Pro Rata Share of Revolving Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, the Issuing Lenders, the Swingline Lenders or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full Pro Rata Share of all Loans and participations in Letters of Credit and Swingline Loans. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.03, 3.04, 3.05 and 9.06 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c) Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments and L/C Commitments of, and principal amounts (and stated interest) of the Loans and L/C Obligations owing to, each Lender and Issuing Lender, as applicable, pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender or Issuing Lender, as applicable, hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. In addition, the Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Loan Documents is pending, any Lender may request and receive from the Administrative Agent a copy of the Register.

(d) Participations. Any Lender may at any time, without the prior written consent of the Borrower, sell participations to any Person (other than a natural person, Defaulting Lender or the Borrower or any of its Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations and/or Swingline Loans)); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, the Issuing Lenders and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the proviso to Section 8.02 that affects such Participant. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 3.01, 3.03, 3.04 or 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.01 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.19 as though it were a Lender.

Each Lender that sells a participation shall, acting solely for this purpose as a nonfiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other Obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans or its other Obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other Obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.03, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant shall not be entitled to the benefits of Section 3.05 unless such Participant agrees to comply with Section 3.05 as though it were a Lender (it being understood that the documentation required under Section 3.05(e) shall be delivered to the Lender who sells the participation).

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central banking authority having jurisdiction over such Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 12.02 Dissemination of Information. The Borrower authorizes each of the Lenders to disclose to any Participant and any prospective Participant any and all information in such Lender’s possession concerning the creditworthiness of the Borrower and its Subsidiaries, including without limitation any information contained in any reports or other information delivered by the Borrower pursuant to Section 6.01; provided that each Participant and prospective Participant agrees to be bound by Section 9.10 of this Agreement or other provisions at least as restrictive as Section 9.10 including making the acknowledgments set forth therein (in each case for the benefit of the Borrower).

Section 12.03 Tax Treatment. If any interest in any Loan Document is transferred to any Participant which is organized under the laws of any jurisdiction other than the United States or any State thereof, the transferor Lender shall cause such Participant, concurrently with the effectiveness of such transfer, to comply with the provisions of Section 3.05(e).

ARTICLE 13

NOTICES

Section 13.01 Notices; Effectiveness; Electronic Communication. (a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Borrower or the Administrative Agent, to the address, telecopier number, electronic mail address or telephone number set forth on Schedule 13.01; and

(ii) if to any other Lender or Issuing Lender, to the address, telecopier number, electronic mail address or telephone number specified in its administrative questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b) Electronic Communications. Notices and other communications to the Lenders and Issuing Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent or as otherwise determined by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or Issuing Lender pursuant to Article 2 if such Lender or Issuing Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent, the Borrower, any Issuing Lender or any Swingline Lender may, in its respective discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it or as it otherwise determines, provided that such determination or approval may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO

WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender, any Issuing Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of, or breach of its material obligations under any Loan Document by, such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any Lender, any Issuing Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d) Change of Address, Etc. Each of the Borrower, the Administrative Agent, each Issuing Lender and each Swingline Lender may change its address, telecopier or telephone number for notices and other communications hereunder by written notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by written notice to the Borrower, the Administrative Agent, each Issuing Lender and each Swingline Lender. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable law, including United States Federal and state securities laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(e) Reliance by Administrative Agent and Lenders. The Administrative Agent, the Lenders and the Issuing Lenders shall be entitled to rely and act upon any notices purportedly given by or on behalf of the Borrower so long as such notices appear on their face to be authentic even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender, each Issuing Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

ARTICLE 14

COUNTERPARTS; INTEGRATION; EFFECTIVENESS; ELECTRONIC EXECUTION

Section 14.01 Counterparts; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Article 4, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or email shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 14.02 Electronic Execution. The words “delivery”, “execute,” “execution,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including without limitation Assignment and Assumptions, amendments or other modifications, Conversion/Continuation Notices, Borrowing Notices, waivers and consents) (each, a “Communication”) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. For the avoidance of doubt, the authorization under this Section 14.02 may include, without limitation, use or acceptance by the Borrower, the Administrative Agent and each of the Lenders of a manually signed paper Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The Borrower, the Administrative Agent and each of the Lenders may, at its option, create one or more copies of any Communication in the form of an imaged Electronic Record (“Electronic Copy”), which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document. Notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; provided, without limiting the foregoing, (a) to the extent the Administrative Agent has agreed to accept such Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the Borrower without further verification and (b) upon the reasonable request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by such manually executed counterpart. For purposes hereof, “Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

ARTICLE 15

CHOICE OF LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL

Section 15.01 Choice of Law. THE LOAN DOCUMENTS AND OBLIGATIONS OF THE PARTIES THEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER THEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

Section 15.02 Consent to Jurisdiction. EACH OF THE BORROWER, THE AGENTS, THE ISSUING LENDERS, THE SWINGLINE LENDERS AND THE LENDERS HEREBY IRREVOCABLY SUBMITS TO JURISDICTION OF ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, OF ANY STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE AGENTS, THE ISSUING LENDERS, THE SWINGLINE LENDERS OR ANY LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BROUGHT BY THE BORROWER, DIRECTLY OR INDIRECTLY, IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT SHALL BE BROUGHT ONLY IN A COURT IN ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK.

EACH OF THE BORROWER, THE AGENTS, THE ISSUING LENDERS, THE SWINGLINE LENDERS AND THE LENDERS HEREBY AGREES FURTHER THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT

REQUESTED, TO THE APPLICABLE PERSON AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 13.01 AND AGREES THAT SUCH SERVICE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PERSON IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE AGENTS OR LENDERS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 15.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 15.04 U.S. Patriot Act Notice and Beneficial Ownership Regulation. Each Lender that is subject to the U.S. Patriot Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the U.S. Patriot Act and the requirements of 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the U.S. Patriot Act and the Beneficial Ownership Regulation. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S. Patriot Act.

Section 15.05 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Arrangers and the Lenders are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent, the Arrangers and the Lenders, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Administrative Agent, the Arrangers and the Lenders is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither the Administrative Agent nor the Arrangers nor any of the Lenders has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Arrangers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither the Administrative Agent nor the Arrangers nor any of the Lenders has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby agrees and covenants that it will not make any claims that it may have against the Administrative Agent, the Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 15.06 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent, any Issuing Lender or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent, such Issuing Lender or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent, such Issuing Lender or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent, any Issuing Lender or any Lender from the Borrower in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent, such Issuing Lender or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent, any Issuing Lender or any Lender in such currency, the Administrative Agent, such Issuing Lender or such Lender, as the case may be, agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable law).

Section 15.07 Acknowledgement and Consent to Bail-in of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender or Issuing Lender that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender or Issuing Lender that is an Affected Financial Institution;

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SALESFORCE.COM, INC.

/s/ Mark Hawkins
Name: Mark Hawkins
Title: President and Chief Financial Officer

[Signature Page to Revolving Credit Agreement]

ADMINISTRATIVE AGENT:	CITIBANK, N.A.,
as the Administrative Agent

	By:	/s/ Susan M. Olsen
	Name:	Susan M. Olsen
	Title:	Vice President

CITIBANK, N.A.,
as a Swingline Lender, an Issuing Lender, and a Lender

	By:	/s/ Susan M. Olsen
	Name:	Susan M. Olsen
	Title:	Vice President

[Signature Page to Revolving Credit Agreement]

Bank of America, N.A., as a Swingline Lender, an Issuing Lender and a Lender

By:	/s/ Molly Daniello
Name:	Molly Daniello
Title:	Director

[Signature Page to Revolving Credit Agreement]

JPMORGAN CHASE BANK, N.A.,
as a Swingline Lender, an Issuing Lender, and a Lender

By:	/s/ Ryan Zimmerman
Name:	Ryan Zimmerman
Title:	Vice President

[Signature Page to Revolving Credit Agreement]

BARCLAYS BANK PLC, as a Lender

By:	/s/ Martin Corrigan
Name:	Martin Corrigan
Title:	Vice President

[Signature Page to Credit Agreement]

DEUTSCHE BANK AG NEW YORK BRANCH, as a Lender

By:	/s/ Ming K Chu
Name:	Ming K Chu
Title:	Director

By:	/s/ Marko Lukin
Name:	Marko Lukin
Title:	Vice President

[Signature Page to Credit Agreement]

ROYAL BANK OF CANADA, as a Lender

By:	/s/ Nicholas Heslip
Name:	Nicholas Heslip
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Jesse Mason
Name:	Jesse Mason
Title:	Director

[Signature Page to Credit Agreement]

BNP PARIBAS, as a Lender

By:	/s/ Brendan Heneghan
Name:	Brendan Heneghan
Title:	Director

By:	/s/ Karim Remtoula
Name:	Karim Remtoula
Title:	Vice President

[Signature Page to Credit Agreement]

MUFG Bank, Ltd.,
as a Lender

By:	/s/ Lillian Kim
Name:	Lillian Kim
Title:	Director

[Signature Page to Credit Agreement]

U.S. BANK NATIONAL ASSOCIATION, as a Lender

By:	/s/ Matt S. Scullin
Name:	Matt S. Scullin
Title:	Senior Vice President

[Signature Page to Credit Agreement]

TRUIST BANK, as a Lender

By:	/s/ Carlos Cruz
Name:	Carlos Cruz
Title:	Director

[Signature Page to Credit Agreement]

CREDIT SUISSE AG, NEW YORK BRANCH, as a Lender

By:	/s/ Doreen Barr
Name:	Doreen Barr
Title:	Authorized Signatory

By:	/s/ Andrew Griffin
Name:	Andrew Griffin
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

Mizuho Bank, Ltd., as a Lender

By:	/s/ Tracy Rahn
Name:	Tracy Rahn
Title:	Executive Director

[Signature Page to Credit Agreement]

MORGAN STANLEY BANK, N.A., as a Lender

By:	/s/ Michael King
Name:	Michael King
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Karl Thomasma
Name:	Karl Thomasma
Title:	Senior Vice President

[Signature Page to Credit Agreement]

THE TORONTO-DOMINION BANK,
NEW YORK BRANCH, as a Lender

By:	/s/ Michael Borowiecki
Name:	Michael Borowiecki
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

Exhibit 10.2

EXECUTION VERSION

Published Deal CUSIP: 79466NAQ3

Published Term Loan CUSIP: 79466NAR1

CREDIT AGREEMENT

DATED AS OF DECEMBER 23, 2020

AMONG

SALESFORCE.COM, INC.,

as the Borrower,

THE LENDERS FROM TIME TO TIME PARTIES HERETO,

and

BANK OF AMERICA, N.A.,

as Administrative Agent

BofA SECURITIES, INC.,

CITIBANK, N.A.,

JPMORGAN CHASE BANK, N.A.,

BARCLAYS BANK PLC,

DEUTSCHE BANK SECURITIES INC.,

RBC CAPITAL MARKETS, LLC1

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Joint Lead Arrangers and Joint Book Managers

CITIBANK, N.A. and

JPMORGAN CHASE BANK, N.A.,

as Syndication Agents

BARCLAYS BANK PLC,

DEUTSCHE BANK SECURITIES INC.,

RBC CAPITAL MARKETS, LLC

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Documentation Agents

[1]	RBC Capital Markets is a brand name for the capital markets business of Royal Bank of Canada and its affiliates.

	ARTICLE 11
	SETOFF
Section 11.01	Setoff	77

	ARTICLE 12
	BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

Section 12.01	Successors and Assigns	77
Section 12.02	Dissemination of Information	81
Section 12.03	Tax Treatment	81

	ARTICLE 13
	NOTICES

Section 13.01	Notices; Effectiveness; Electronic Communication	82

	ARTICLE 14
	COUNTERPARTS; INTEGRATION; EFFECTIVENESS; ELECTRONIC EXECUTION

Section 14.01	Counterparts; Integration; Effectiveness	84
Section 14.02	Electronic Execution	84

	ARTICLE 15
	CHOICE OF LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL

Section 15.01	Choice of Law	85
Section 15.02	Consent to Jurisdiction	85
Section 15.03	Waiver of Jury Trial	86
Section 15.04	U.S. Patriot Act Notice and Beneficial Ownership Regulation	87
Section 15.05	No Advisory or Fiduciary Responsibility	87
Section 15.06	Judgment Currency	87
Section 15.07	Acknowledgement and Consent to Bail-in of Affected Financial Institutions	88

v

EXHIBITS

Exhibit A	–	Form of Compliance Certificate
Exhibit B	–	Form of Assignment and Assumption
Exhibit C	–	Form of Prepayment Notice
Exhibit D	–	Form of Promissory Note
Exhibit E	–	Form of Borrowing Notice
Exhibit F	–	Form of Conversion/Continuation Notice
Exhibit G	–	[Reserved]
Exhibit H-1	–	Form of U.S. Tax Compliance Certificate
Exhibit H-2	–	Form of U.S. Tax Compliance Certificate
Exhibit H-3	–	Form of U.S. Tax Compliance Certificate
Exhibit H-4	–	Form of U.S. Tax Compliance Certificate

SCHEDULES

Pricing Schedule
Commitment Schedule

Schedule 13.01	–	Certain Addresses for Notices

CREDIT AGREEMENT

This Credit Agreement, dated as of December 23, 2020, is among salesforce.com, inc., a Delaware corporation (the “Borrower”), the institutions from time to time parties hereto as Lenders (whether by execution of this Agreement or an assignment pursuant to Section 12.01), and Bank of America, N.A., as Administrative Agent.

The Borrower intends to acquire Slack pursuant to the Slack Acquisition Agreement. In connection with the Slack Acquisition, the Borrower requests that the Lenders provide a term loan facility to the Borrower for the purposes set forth herein, and the Lenders are willing to do so on the terms and conditions set forth herein. In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Certain Defined Terms. As used in this Agreement:

“Administrative Agent” means Bank of America in its capacity as contractual representative of the Lenders pursuant to Article 10, and not in its individual capacity as a Lender, and any successor Administrative Agent appointed pursuant to Article 10.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 13.01, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person is the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ten percent (10%) or more of any class of voting securities (or other voting interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of voting securities, by contract or otherwise.

“Agency Fee Letter” means that certain Permanent Financing Bank of America Fee Letter, dated as of December 1, 2020, among the Borrower and the Administrative Agent

“Agent” means any of the Administrative Agent, the Arrangers, the Syndication Agents or the Documentation Agents, as appropriate, and “Agents” means, collectively, the Administrative Agent, the Arrangers, the Syndication Agents and the Documentation Agents.

“Agent Parties” is defined in Section 13.01(c).

“Aggregate Commitment” means, at any time, the aggregate amount of the Commitments of all of the Lenders at such time, as may be adjusted from time to time pursuant to the terms hereof. The Aggregate Commitment as of the Effective Date is Three Billion and 00/100 Dollars ($3,000,000,000.00).

“Aggregate Outstanding Credit Exposure” means, at any time, the aggregate of the Outstanding Credit Exposure with respect to all of the Lenders at such time.

“Agreement” means this Credit Agreement, as it may be amended, restated, supplemented or otherwise modified and as in effect from time to time.

“Agreement Accounting Principles” means GAAP, applied in a manner consistent with that used in preparing the financial statements of the Borrower referred to in Section 5.04; provided, however, that notwithstanding anything contained in Section 9.07 to the contrary, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change in GAAP occurring after the Effective Date (or any change in GAAP that occurred on or prior to the Effective Date but was not reflected in the financial statements included in the Borrower SEC Report) or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

“Agreement Currency” is defined in Section 15.06.

“Alternate Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the Prime Rate in effect for such day and (c) the Eurocurrency Base Rate plus 1.0%. “Prime Rate” means the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate.” The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change. If the Alternate Base Rate shall be less than zero, such rate shall be deemed zero for all purposes of this Agreement. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 3.07 hereof, then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above.

“Alternate Base Rate Loan” means a Loan, or portion thereof, which, except as otherwise provided in Section 2.11, bears interest at the Alternate Base Rate. All Alternate Base Rate Loans shall be denominated in Dollars.

2

“Anti-Corruption Laws” means all laws, rules and regulations of any jurisdiction applicable to the Borrower or any of its Subsidiaries from time to time concerning or relating to bribery, money laundering or corruption, including the United States Foreign Corrupt Practices Act of 1977, as amended.

“Applicable Margin” means, with respect to Loans of any Type at any time, the percentage rate per annum which is applicable at such time with respect to Loans of such Type as set forth under the heading “Applicable Margin” in the Pricing Schedule.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means BAS, Citibank, N.A., JPMorgan, Barclays Bank PLC, Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Wells Fargo Bank, National Association (or any of their respective affiliates), in their capacity as Joint Lead Arrangers.

“Article” means an Article of this Agreement unless another document is specifically referenced.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 12.01), and accepted by the Administrative Agent, in substantially the form of Exhibit B or any other form approved by the Administrative Agent.

“Authorized Officer” means any of the President, the Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer, any Vice President, the Treasurer, the Assistant Treasurer, the Controller or the Secretary of the Borrower and, solely for purposes of notices given pursuant to Article 2, any other officer or employee of the Borrower so designated by any of the foregoing officers in a notice to the Administrative Agent or any other officer or employee of the Borrower designated in or pursuant to an agreement between the Borrower and the Administrative Agent, in each case acting in accordance with the terms of the signing authority granted in the incumbency certificate delivered to the Administrative Agent pursuant to Section 4.01(c) (including any supplements thereto delivered to the Administrative Agent from time to time by way of an officers’ certificate jointly executed by two Authorized Officers).

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.07(b)(iv).

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“BAS” means BofA Securities, Inc.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bank of America” means Bank of America, N.A., a national banking association having its principal office in Charlotte, North Carolina, in its individual capacity, and its successors.

“Benchmark” means, initially Dollar LIBOR; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.07(b)(i).

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth below and (where applicable) in the order set forth below for Dollars that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2)	the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for Dollar denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion.

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If the Benchmark Replacement as determined pursuant to clauses (1), (2) or (3) above would be less than the Floor for the applicable Benchmark, the Benchmark Replacement will be deemed to be the Floor applicable to such Benchmark for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1)

for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent: (a) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor or (b) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2)

for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities in Dollars in the U.S. syndicated loan market; provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion.

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“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, the formula for calculating any successor rates identified pursuant to the definition of “Benchmark Replacement”, the formula, methodology or convention for applying the successor Floor to the successor Benchmark Replacement and other technical, administrative or operational matters) that the Administrative Agent decides in its reasonable discretion may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides in its reasonable discretion that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides in its reasonable discretion is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(3) in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with

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respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any then-current Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no

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Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.07 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.07.

“Beneficial Ownership Regulation” is defined in Section 15.04.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Borrower” is defined in the preamble hereto.

“Borrower Materials” is defined in Section 6.01.

“Borrower SEC Report” means the Borrower’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020.

“Borrowing” means a borrowing hereunder (a) consisting of the aggregate amount of several Loans made by the Lenders on the Closing Date or (b) converted or continued by the Lenders on the same date of conversion or continuation, consisting, in either case, of the aggregate amount of the several Loans of the same Type and, in the case of Eurocurrency Loans, for the same Interest Period.

“Borrowing Notice” is defined in Section 2.08.

“Bridge Facility” means the 364-day unsecured bridge term loan facility contemplated by that certain commitment letter, dated December 1, 2020, among Citi, Bank of America, JPMorgan and the Borrower, as amended, supplemented or otherwise modified from time to time.

“Business Day” means a day (other than Saturday or Sunday) on which banks are generally open in San Francisco, California and New York, New York for the conduct of substantially all of their commercial lending activities and interbank wire transfers can be made on the Fedwire system (or any other equivalent wire system) and if such day relates to any interest rate settings, any fundings, disbursements, settlements and payments in respect of any Eurocurrency Loan, any day that is also a London Banking Day.

“Capitalized Lease” of a Person means any lease of Property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles; provided that notwithstanding anything contained in the definition of Agreement Accounting Principles to the contrary, unless the Borrower otherwise elects by delivery of a notice to the Administrative Agent, all leases of any Person that are or would be characterized as operating leases in accordance with GAAP as in effect in the United States on January 31, 2018 (whether or not such operating leases were in effect on such date) shall continue to be accounted for as operating leases (and not as Capitalized Leases) for purposes of this Agreement regardless of any change in GAAP following the date that would otherwise require such obligations to be recharacterized as Capitalized Leases.

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“Capitalized Lease Obligations” of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person prepared in accordance with Agreement Accounting Principles; provided that notwithstanding anything contained in the definition of Agreement Accounting Principles to the contrary, unless the Borrower otherwise elects by delivery of a notice delivered to the Administrative Agent, all obligations under any leases of any Person that are or would be characterized as operating lease obligations in accordance with GAAP as in effect in the United States on January 31, 2018 (whether or not such operating lease obligations were in effect on such date) shall continue to be accounted for as operating lease obligations (and not as Capitalized Lease Obligations) for purposes of this Agreement regardless of any change in GAAP following the date that would otherwise require such obligations to be recharacterized as Capitalized Lease Obligations.

“Certain Funds Period” is defined in Section 4.03.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives promulgated thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in the case of clauses (x) and (y) be deemed to be a “Change in Law”, regardless of the date enacted, adopted, issued, promulgated or implemented.

“Change of Control” means (a) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Borrower and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) other than the Borrower or one of its Subsidiaries or (b) an event or series of events by which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50.0% of the then-outstanding shares of capital stock or equivalent interests

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of the Borrower the holders of which are ordinarily, in the absence of contingencies, entitled to vote for members of the board of directors or equivalent governing body of the Borrower on a fully diluted basis, even though the right to so vote has been suspended by the happening of such a contingency (the “Voting Stock”). Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (x) the Borrower becomes a direct or indirect wholly owned Subsidiary of another Person and (y) the shares of the Voting Stock of the Borrower outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of such Person immediately after giving effect to such transaction.

“Citi” means Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein, in its individual capacity, and its successors.

“Closing Date” means the date on which all of the conditions precedent specified in Section 4.02 shall first be satisfied (or waived).

“Code” means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

“Commitment” means, for each Lender, the obligation of such Lender to make Loans to the Borrower pursuant to Section 2.01, in an aggregate principal amount not to exceed the amount set forth on the Commitment Schedule (which schedule shall set forth each Lender’s Commitment as of the Effective Date) or in an Assignment and Assumption executed pursuant to Section 12.01 or as otherwise modified from time to time pursuant to the terms hereof.

“Commitment Fee” is defined in Section 2.05.

“Commitment Schedule” means the Schedule attached hereto and identified as such, identifying each Lender’s Commitment as of the Effective Date.

“Communication” is defined in Section 14.02.

“Consolidated Assets” means, at any date of determination, the total amount, as shown on or reflected in the most recent consolidated balance sheet of the Borrower and its subsidiaries as at the end of the Borrower’s fiscal quarter ending prior to such date, of all assets of the Borrower and its consolidated subsidiaries on a consolidated basis in accordance with Agreement Accounting Principles (giving pro forma effect to any acquisition or disposition of Property of the Borrower or any of its subsidiaries involving the payment or receipt of consideration by the Borrower or any of its subsidiaries in excess of $500,000,000 that has occurred since the end of such fiscal quarter as if such acquisition or disposition had occurred on the last day of such fiscal quarter).

“Controlled Group” means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control which, together with the Borrower or any of its Subsidiaries, are treated as a single employer under Section 414 of the Code.

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“Conversion/Continuation Notice” is defined in Section 2.09.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding any business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means an event described in Article 7.

“Defaulting Lender” means, subject to Section 2.21(e), any Lender that (a) has failed to (i) perform any of its funding obligations hereunder, including in respect of its Loans, within three (3) Business Days of the date required to be funded by it hereunder unless such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that one or more conditions precedent to funding has not been satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing) or (ii) pay to the Administrative Agent or any Lender any other amount required to be paid by it hereunder within three (3) Business Days of the date when due, (b) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder, or generally under other agreements in which it commits to extend credit, unless such notification or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding cannot be satisfied (which conditions precedent, together with the applicable default, if any, will be specifically identified in such writing or public statement), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Borrower to confirm in a manner satisfactory to the Administrative Agent or the Borrower, as applicable, that it will comply with its funding obligations, which request was made because of a reasonable concern by the Administrative Agent or the Borrower that such Lender may not be able to comply with its funding obligations hereunder; provided that such Lender shall cease to be a Defaulting

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Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent or the Borrower, or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, (iii) become the subject of a Bail-In Action or (iv) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority unless such ownership or equity results in or provides such Lender with immunity from the jurisdiction of courts within the United States or any other nation or from the enforcement of judgments or writs of attachment on its assets or permits such Lender (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.21(e)) as of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Borrower and each Lender promptly following such determination.

“Delayed Closing Date” means the earlier of (x) the date that is 15 Business Days (as defined in the Slack Acquisition Agreement as in effect on December 1, 2020) after the Original Closing Date (as defined in Section 1.3 of the Slack Acquisition Agreement as in effect on December 1, 2020) and (y) March 15, 2021.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory itself is, or its government is, the subject or target of any Sanction.

“Documentation Agents” means Barclays Bank PLC, Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Wells Fargo Bank, National Association, each in its capacity as a documentation agent for the Lenders, and not in its individual capacity as a Lender.

“Dollar” and “$” means dollars in the lawful currency of the United States of America.

“Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any other currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent at such time on the basis of the Exchange Rate for the purchase of Dollars with such currency.

“Dollar LIBOR” means the Eurocurrency Base Rate applicable to Eurocurrency Loans denominated in Dollars.

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“Early Opt-in Election” means if the then-current Benchmark is Dollar LIBOR, the occurrence of the following on or after December 31, 2020:

(1)

a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding Dollar denominated syndicated credit facilities in the U.S. syndicated loan market at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)

the joint election by the Administrative Agent and the Borrower to trigger a fallback from the applicable then-current Benchmark and the provision by the Administrative Agent of written notice of such election to the Lenders.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which all of the conditions specified in Section 4.01 shall first be satisfied (or waived).

“Electronic Copy” is defined in Section 14.02.

“Electronic Record” is defined in Section 14.02.

“Electronic Signature” is defined in Section 14.02.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 12.01(b)(v), (vi) and (vii) (subject to such consents, if any, as may be required under Section 12.01(b)(iii)).

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“Environmental Laws” means any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and other governmental restrictions relating to (a) the protection of the environment, (b) the effect of the environment on human health, (c) emissions, discharges or releases of pollutants, contaminants, hazardous substances or wastes into surface water, ground water or land, or (d) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, hazardous substances or wastes or the clean-up or other remediation thereof.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, cost of environmental remediation, fines, penalties or indemnities), resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, including (unless the context otherwise requires) the rules or regulations promulgated thereunder.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurocurrency Base Rate” means

(a) for any Interest Period with respect to a Eurocurrency Loan, the rate per annum equal to the London Interbank Offered Rate administered by the ICE Benchmark Administration (or the successor thereto if the ICE Benchmark Administration is no longer making a London Interbank Offered Rate available) (“LIBOR”) as published on the applicable Bloomberg screen page (or such other comparable commercially available source providing such quotations as may be designated by the Administrative Agent from time to time in its reasonable discretion) at approximately 11:00 a.m., London time, two (2) London Banking Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) in the London interbank market with a term equivalent to such Interest Period; and

(b) for any interest calculation with respect to an Alternate Base Rate Loan on any date, the rate per annum equal to LIBOR, at approximately 11:00 a.m., London time determined two (2) London Banking Days prior to such date for Dollar deposits being delivered in the London interbank market for a term of one month commencing that day.

If the Eurocurrency Base Rate shall be less than zero, such rate shall be deemed zero for all purposes of this Agreement.

“Eurocurrency Loan” means a Loan which, except as otherwise provided in Section 2.11, bears interest at the applicable Eurocurrency Rate requested by the Borrower pursuant to Sections 2.08 and 2.09. Eurocurrency Loans shall be denominated in Dollars.

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“Eurocurrency Rate” means, with respect to a Eurocurrency Loan for the relevant Interest Period, the quotient of (i) the Eurocurrency Base Rate applicable to such Interest Period divided by (ii) one minus the Reserve Requirement (expressed as a decimal) applicable to such Interest Period.

“Exchange Rate” for a currency means the rate determined by the Borrower for the purchase of such currency with another currency, as published on the applicable Bloomberg screen page at or about 11:00 a.m. (New York time) on the date as of which the foreign exchange computation is made. In the event that such rate does not appear on the applicable Bloomberg screen page, the “Exchange Rate” with respect to the purchase of such currency with another currency shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such agreement, such “Exchange Rate” shall instead be the rate determined by the Borrower to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office in respect of such currency at approximately 11:00 a.m. (local time) on the date as of which the foreign exchange computation is made; provided that if at the time of any such determination, no such spot rate can reasonably be quoted, the Borrower may use any reasonable method as it deems applicable to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) Taxes imposed on or measured by its overall net income (however denominated), franchise Taxes imposed on it (in lieu of net income Taxes), and branch profits or similar Taxes, in each case, imposed by the jurisdiction (or any political subdivision thereof) (i) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Installation is located, or (ii) where the recipient otherwise has a present or former connection (other than by reason of the activities and transactions specifically contemplated by this Agreement, including selling or assigning an interest in any Loan or Loan Document or enforcing provisions of any Loan Document), (b) any backup withholding Tax that is required by the Code to be withheld from amounts payable to a Lender that has failed to comply with Section 3.05(e)(ii), (c) in the case of a Foreign Lender, any U.S. withholding Tax that is required to be imposed on amounts payable to such Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.18) pursuant to the laws in force at the time such Foreign Lender becomes a party hereto (or designates a new Lending Installation), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Installation (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 3.05(a)(i) or (ii), (d) in the case of a Lender, any withholding Tax that is attributable to such Lender’s failure to comply with Section 3.05(e) and (e) any U.S. federal withholding Taxes imposed under FATCA.

“Exhibit” refers to an exhibit to this Agreement, unless another document is specifically referenced.

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“FATCA” means Sections 1471-1474 of the Code as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any regulations promulgated thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by the Administrative Agent; provided further, that if the Federal Funds Rate shall be less than zero, the Federal Funds Rate shall be deemed to be zero for all purposes hereunder.

“Fee Letters” means each of (i) the Agency Fee Letter and (ii) the Joint Fee Letter.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to any applicable Benchmark.

“Foreign Lender” means any Lender that is not organized under the laws of the United States, any State thereof or the District of Columbia.

“Foreign Pension Plan” means any defined benefit plan as described in Section 3(35) of ERISA for which the Borrower, any Subsidiary or any member of the Controlled Group is a sponsor or administrator or to which the Borrower, any Subsidiary or any member of the Controlled Group has any liability, and which (a) is maintained or contributed to for the benefit of employees of the Borrower, any of its respective Subsidiaries or any member of its Controlled Group, (b) is not covered by ERISA pursuant to Section 4(b)(4) of ERISA, and (c) under applicable local law, is required to be funded through a trust or other funding vehicle.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time, subject to the Agreement Accounting Principles.

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“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Indebtedness for Borrowed Money” of a Person means, without duplication, (a) the outstanding principal amount of indebtedness for borrowed money (whether or not evidenced by bonds, debentures, notes or similar instruments), (b) obligations for the deferred purchase price of property or services (other than (i) trade accounts payable, intercompany charges and expenses, deferred revenue and other accrued liabilities (including deferred payments in respect of services by employees), in each case incurred in the ordinary course of business and (ii) any earn-out obligation or other post-closing balance sheet adjustment prior to such time as it becomes a liability on the balance sheet of the Borrower in accordance with GAAP), (c) Capitalized Lease Obligations, (d) unpaid reimbursement obligations with respect to drawn letters of credit and banker’s acceptances issued for the account of such Person (to the extent not already cash collateralized) and (e) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of any other Person of the kinds referred to in clause (a), (b), (c) or (d) above. Notwithstanding the foregoing, clause (c) shall not include any obligations of the Borrower or any Subsidiary classified as Capitalized Lease Obligations under GAAP or for other accounting purposes, but for which the Borrower and its Subsidiaries do not make and are not required to make any cash payment.

“Indemnified Taxes” means Taxes (other than Excluded Taxes) imposed on or with respect to any payment made by or on account of any obligation of the Borrower hereunder.

“Indemnitee” is defined in Section 9.06(b).

“Information” is defined in Section 9.10.

“Interest Period” means, with respect to a Eurocurrency Loan, a period of one, two, three or six months or such other period agreed to by the Lenders and the Borrower, as selected by the Borrower in its Borrowing Notice, commencing on the Closing Date, if applicable, or on the date on which a Eurocurrency Loan is continued or an Alternate Base Rate Loan is converted into a Eurocurrency Loan. Such Interest Period shall end on but exclude the day which corresponds numerically to such date one, two, three or six months or such other agreed upon period thereafter; provided, however, that if there is no such numerically corresponding day in such next, second, third or sixth succeeding month or such other succeeding period, such Interest Period shall end on the last Business Day of

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such next, second, third or sixth succeeding month or such other succeeding period. If an Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next succeeding Business Day; provided, however, that if said next succeeding Business Day falls in a new calendar month, such Interest Period shall end on the immediately preceding Business Day.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“JPMorgan” means JPMorgan Chase Bank, N.A.

“Joint Fee Letter” means that certain Permanent Financing Joint Fee Letter, dated as of December 1, 2020, among the Borrower, Citigroup Global Markets, Inc. and JPMorgan.

“Judgment Currency” is defined in Section 15.06.

“Lenders” means the lending institutions listed on the signature pages of this Agreement and their respective successors and assigns, as well as any Person that becomes a “Lender” hereunder pursuant to an Assignment and Assumption.

“Lending Installation” means, with respect to a Lender or the Agents, the office, branch, subsidiary or affiliate of such Lender or Agent listed on the administrative information sheets provided to the Administrative Agent in connection herewith, or otherwise selected by such Lender or Agent pursuant to Section 2.16.

“LIBOR” is defined in the definition of “Eurocurrency Base Rate”.

“Lien” means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

“Loan” means, with respect to a Lender, any of such Lender’s loans made pursuant to Section 2.01 (and any conversion or continuation thereof pursuant to Section 2.09).

“Loan Documents” means this Agreement and any Notes issued pursuant to Section 2.13 (if requested) as the same may be amended, restated or otherwise modified and in effect from time to time.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

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“Major Subsidiary” means any Subsidiary of the Borrower (a) which is organized and existing under, or has its principal place of business in, the United States or any political subdivision thereof, Canada or any political subdivision thereof, any country which is a member of the European Union on the Effective Date or any political subdivision thereof, or Switzerland, Norway or Australia or any of their respective political subdivisions, and (b) which has at any time total assets (after intercompany eliminations) exceeding 10% of Consolidated Assets.

“Material Adverse Effect” means a material adverse effect on (a) the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole or (b) the rights of or remedies available to the Lenders or the Administrative Agent against the Borrower under the Loan Documents, taken as a whole.

“Maturity Date” means the date that is three (3) years after the Closing Date; provided, that if such date is not a Business Day, the Maturity Date shall be the immediately preceding Business Day.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) of ERISA that is subject to Title IV of ERISA and is maintained pursuant to a collective bargaining agreement or any other arrangement to which the Borrower, any Subsidiary or any member of the Controlled Group is a party to which more than one employer is obligated to make contributions.

“Note” is defined in Section 2.13(e).

“Non-Defaulting Lender” means, at any time, a Lender that is not a Defaulting Lender.

“Obligations” means all Loans, debts, liabilities, obligations, covenants and duties owing by the Borrower to any of the Agents, any Lender, the Arrangers, any affiliate of the Agents or any Lender, the Arrangers, or any indemnitee under the provisions of Section 9.06 or any other provisions of the Loan Documents, in each case of any kind or nature, present or future, arising under this Agreement or any other Loan Document, whether or not evidenced by any note, guaranty or other instrument, whether or not for the payment of money, whether arising by reason of an extension of credit, loan, foreign exchange risk, guaranty, indemnification, or in any other manner, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising and however acquired (including, for the avoidance of doubt, interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any proceeding under any Debtor Relief Law, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding). The term includes, without limitation, all interest, charges, expenses, fees, attorneys’ fees and disbursements, paralegals’ fees, and any other sum chargeable to the Borrower under this Agreement or any other Loan Document.

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“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Other Connection Taxes” means, with respect to the Administrative Agent or any Lender, Taxes imposed as a result of a present or former connection between the Administrative Agent or such Lender and the jurisdiction imposing such Tax (other than connections arising from the Administrative Agent’s or such Lender’s having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, documentary, intangible, recording or filing taxes or any similar taxes, charges or levies arising from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.18).

“Outstanding Credit Exposure” means, as to any Lender at any time, the aggregate principal amount of its outstanding Loans at such time.

“Overnight Rate” means, for any day, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

“Participant” is defined in Section 12.01(d).

“Participant Register” is defined in Section 12.01(d).

“Payment Date” means the last Business Day of each March, June, September and December and the Maturity Date.

“PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.

“Person” means any natural person, corporation, firm, joint venture, partnership, limited liability company, association, enterprise, trust or other entity or organization, or any government or political subdivision or any agency, department or instrumentality thereof.

“Plan” means an employee benefit plan other than a Multiemployer Plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code as to which the Borrower, any Subsidiary or any member of the Controlled Group may have liability.

“Platform” is defined in Section 6.01.

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“Pricing Schedule” means the Schedule identifying the Applicable Margin attached hereto identified as such.

“Property” of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

“Pro Rata Share” means, with respect to a Lender, prior to the Closing Date, a portion equal to a fraction (carried out to the ninth decimal place) the numerator of which is such Lender’s Commitment at such time (in each case, as adjusted from time to time in accordance with the provisions of this Agreement) and the denominator of which is the Aggregate Commitment at such time, and from and after the Closing Date, a portion equal to a fraction (carried out to the ninth decimal place) the numerator of which is such Lender’s Outstanding Credit Exposure at such time and the denominator of which is the sum of the Aggregate Outstanding Credit Exposure at such time.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Debt Rating” means the public credit rating for the Borrower’s senior unsecured, long-term debt without third-party credit enhancement by S&P and Moody’s.

“Public Lender” is defined in Section 6.01.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is Dollar LIBOR, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (2) if such Benchmark is not Dollar LIBOR, the time determined by the Administrative Agent in its reasonable discretion.

“Register” is defined in Section 12.01(c).

“Regulation D” means Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors.

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors.

“Regulation X” means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors.

“Related Parties” means, with respect to any Person, such Person’s Affiliates, controlling Persons, successors and assigns, and the directors, officers, employees, agents and advisors of the foregoing.

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“Released Party” is defined in Section 9.06(d).

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Removal Effective Date” is defined in Section 10.06(b).

“Reportable Event” means a reportable event, as defined in Section 4043 of ERISA and the regulations issued under such Section, with respect to a Plan, excluding, however, such events as to which the PBGC has by regulation or otherwise waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event; provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(c) of the Code.

“Required Lenders” means, on any date of determination prior to the Closing Date, Lenders in the aggregate having greater than fifty percent (50%) of the Aggregate Commitment on such date, and from and after the Closing Date, Lenders in the aggregate holding greater than fifty percent (50%) of the Aggregate Outstanding Credit Exposure on such date; provided that the Commitment of, and the portion of the Aggregate Outstanding Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Requisite Amount” means $500,000,000.

“Reserve Requirement” means, with respect to an Interest Period, the maximum aggregate reserve requirement (including all basic, supplemental, marginal and other reserves) which is imposed under Regulation D on “Eurocurrency liabilities” (as defined in Regulation D).

“Resignation Effective Date” is defined in Section 10.06(a).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of S&P Global Inc. (or any successor thereto).

“Same Day Funds” means immediately available funds.

“Sanction(s)” means any economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States Government (including, without limitation, OFAC or the U.S. Department of State), the United Nations Security Council, the European Union or Her Majesty’s Treasury.

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“Schedule” refers to a specific schedule to this Agreement, unless another document is specifically referenced.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Section” means a numbered Section of this Agreement, unless another document is specifically referenced.

“Slack” means Slack Technologies, Inc., a company organized under the laws of the State of Delaware.

“Slack Acquisition” means the acquisition by the Borrower of all of the common equity interests of Slack.

“Slack Acquisition Agreement” means that certain Agreement and Plan of Merger dated as of December 1, 2020 by and among the Borrower, Skyline Strategies I Inc., a Delaware corporation, Skyline Strategies II LLC, a Delaware limited liability company and Slack, as amended, restated or otherwise modified from time to time.

“Slack Convertible Notes” means the $862,500,000 in aggregate principal amount of 0.50% Convertible Senior Notes due 2025 issued under the Slack Convertible Notes Indenture.

“Slack Convertible Notes Indenture” means that certain Indenture, dated as of April 9, 2020, between Slack and U.S. Bank National Association, as trustee, as amended, restated or otherwise modified from time to time.

“Slack Convertible Notes Transactions” means, at the Borrower’s election, a consent solicitation relating to, a tender offer for, and/or the settlement of any conversion or repurchase obligations arising under the Slack Convertible Notes.

“Slack Refinancing” means the repayment in full of all principal, interest and fees outstanding under that certain Revolving Credit and Guaranty Agreement, dated as of May 30, 2019, among Slack, the lenders and other parties from time to time party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

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“Specified Credit Agreement Representations” means the representations and warranties made in Sections 5.01(a) (limited to due and proper incorporation and valid existence), 5.02 (limited to execution and delivery of the Loan Documents), 5.03(a)(ii) (limited to execution and delivery of the Loan Documents), 5.03(a)(iii) (limited to execution and delivery of the Loan Documents, and solely with respect to any agreement or instrument evidencing Indebtedness for Borrowed Money (of the type described in clause (a) of the definition thereof) of the Borrower in a principal or committed amount in excess of $500,000,000 (determined pro forma for the Transactions and without giving effect to the “Material Adverse Effect” qualification in Section 5.03(a)(iii))), 5.09, 5.10 and the last sentence of Section 5.11.

“Specified Defaults” means an Event of Default with respect to Sections 7.02(b), 7.05 (solely with respect to the Borrower) and 7.06 (solely with respect to the Borrower).

“Specified Merger Agreement Representations” means such of the representations and warranties made by Slack with respect to Slack and its subsidiaries in the Slack Acquisition Agreement that are material to the interests of the Lenders, but only to the extent that the Borrower (or its Subsidiary or Affiliate) has the right to terminate the Borrower’s (or their) obligations under the Slack Acquisition Agreement, or decline to consummate the Slack Acquisition, as a result of a breach of such representations and warranties in the Slack Acquisition Agreement.

“Subject Related Parties” means, with respect to any Person, such Person’s (a) controlling Persons, controlled Affiliates or subsidiaries, (b) directors, officers or employees of such Person or of any of its subsidiaries, controlled Affiliates or controlling Persons or (c) agents and advisors of such Person or of any of its subsidiaries, controlled Affiliates or controlling Persons.

“Subsidiary” of a Person means (a) any corporation more than fifty percent (50%) of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or similar business organization more than fifty percent (50%) of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Borrower.

“Substantial Portion” means, on any date of determination, with respect to the Property of the Borrower and its Subsidiaries, Property which represents more than fifteen percent (15%) of the Consolidated Assets of the Borrower and its Subsidiaries on such date.

“Syndication Agents” means Citibank, N.A. and JPMorgan, each in their capacity as a syndication agent for the Lenders, and not in their individual capacity as a Lender.

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“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Facility” means the term loan credit facility established pursuant to Article 2.

“Termination Date” means the earliest of (A) the date that is five (5) Business Days after the “Outside Date” (as defined in the Slack Acquisition Agreement as in effect on December 1, 2020, after giving effect to any extension thereof in accordance with the Slack Acquisition Agreement, as in effect on December 1, 2020), (B) the date of consummation of the Slack Acquisition without the use of any Loans, (C) the date of the termination of the Slack Acquisition Agreement by the Borrower in writing in accordance with its terms and (D) the termination of the Commitments in full pursuant to Section 2.05(c).

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Transactions” means (i) the Slack Acquisition, (ii) the Slack Refinancing, (iii) the entry into that certain Revolving Credit Agreement, dated as of the date hereof, among the Borrower, the lenders and other parties party thereto, and Citi, as administrative agent, (iv) the entry into the Loan Documents and funding of the Loans and (v) the transactions contemplated by or related to the foregoing.

“Type” means, with respect to any Loan, its nature as an Alternate Base Rate Loan or a Eurocurrency Loan.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unfunded Liabilities” means the amount (if any) by which the present value of all vested and unvested accrued benefits under all Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using PBGC actuarial assumptions for single employer plan terminations.

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“Unmatured Default” means an event which but for the lapse of time or the giving of notice, or both, would constitute a Default.

“U.S. Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended.

“U.S. Tax Compliance Certificate” is defined in Section 3.05(e)(ii)(B)(3).

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

Any accounting terms used in this Agreement which are not specifically defined herein shall have the meanings customarily given them in accordance with Agreement Accounting Principles.

Section 1.02 [Reserved].

Section 1.03 [Reserved].

Section 1.04 Exchange Rates, Basket Calculations.

(a) Except for purposes of financial statements delivered by the Borrower hereunder and making calculations under the covenants and Defaults hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent based on the Exchange Rate in respect of the date of such determination.

(b) For purposes of determining compliance with Section 6.10, no Unmatured Default or Default shall be deemed to have occurred solely as a result of changes in Exchange Rates occurring after the time any Lien is created or incurred.

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ARTICLE 2

THE CREDITS

Section 2.01 Description of Facility; Commitment. Subject solely to the occurrence of the Closing Date, each Lender severally and not jointly agrees to make a Loan to the Borrower, in Dollars, in a single drawing on the Closing Date in accordance with its Pro Rata Share and in an amount not to exceed such Lender’s Commitment. Amounts paid, repaid or prepaid on the Loans may not be reborrowed.

Section 2.02 Maturity Date. Any outstanding Loans and all other unpaid Obligations (other than contingent indemnity obligations) shall be paid in full by the Borrower on the Maturity Date. Notwithstanding the termination of this Agreement on the Maturity Date, until all of the Obligations (other than contingent indemnity obligations) shall have been fully paid and satisfied and all financing arrangements among the Borrower and the Lenders hereunder and under the other Loan Documents shall have been terminated, all of the rights and remedies under this Agreement and the other Loan Documents shall survive.

Section 2.03 [Reserved].

Section 2.04 Types of Loans. The Loans may consist of Alternate Base Rate Loans or Eurocurrency Loans, or a combination thereof, selected by the Borrower in accordance with Sections 2.08 and 2.09.

Section 2.05 Fees; Reductions in Aggregate Commitment.

(a) Commitment Fee. The Borrower agrees to pay to the Administrative Agent for the account of each Lender (other than a Defaulting Lender) a commitment fee (the “Commitment Fee”) of 0.04% per annum multiplied by the aggregate principal amount of each Lender’s respective Commitment from time to time outstanding, accruing from and after March 23, 2021 to but excluding the earlier to occur of (i) the Closing Date and (ii) the Termination Date. Such Commitment Fee shall be due and payable in full upon the earlier to occur of (i) the Closing Date and (ii) the Termination Date.

(b) Fee Letters. The Borrower shall pay to (i) the Arrangers, for their own respective accounts, and (ii) the Administrative Agent, for the respect account of the Lenders party hereto on the Closing Date, fees in the amounts and at the times specified in the Joint Fee Letter, as applicable. In addition, the Borrower shall pay to the Administrative Agent, for its own account, fees in the amounts and at the times specified in the Agency Fee Letter. Such fees shall be fully earned when paid and shall be non-refundable for any reason whatsoever.

(c) Reductions in Aggregate Commitment. Prior to the Closing Date, the Borrower may permanently reduce the Aggregate Commitment in whole, or in part ratably (except as provided in Section 2.18) among the Lenders, in integral multiples of $5,000,000 or any whole multiple of $1,000,000 in excess thereof, by giving the Administrative Agent notice of such reduction not later than 11:00 a.m. (Pacific time) on any Business Day,

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which notice shall specify the amount of any such reduction and which notice may be conditioned upon the occurrence of one or more events specified therein. If the Closing Date occurs, the Aggregate Commitments shall be automatically and permanently reduced to zero upon the borrowing of the Loans on the Closing Date. In the event that the Closing Date shall not have occurred on or prior to the Termination Date, each Lender’s Commitment shall automatically terminate at 11:59:59 p.m. New York time on the Termination Date and each Lender shall upon such termination have no further obligation to make the Loans.

Section 2.06 Minimum Amount of Each Loan. Each Eurocurrency Loan shall be in the minimum amount of $5,000,000 (and in multiples of $1,000,000 if in excess thereof), each Alternate Base Rate Loan shall be in the minimum amount of $3,000,000 (and in multiples of $1,000,000 if in excess thereof); provided, however, that any Eurocurrency Loan or Alternate Base Rate Loan may be in the amount of the unused Aggregate Commitment. The Borrower shall not request a Eurocurrency Loan if, after giving effect to the requested Eurocurrency Loan, more than ten (10) Interest Periods would be in effect (unless such limit has been waived by the Administrative Agent in its sole discretion).

Section 2.07 Prepayments, Optional Prepayments. The Borrower may from time to time pay, without penalty or premium, all of its outstanding Alternate Base Rate Loans or, in a minimum aggregate amount of $3,000,000 or any integral multiple of $1,000,000 in excess thereof, any portion of its outstanding Alternate Base Rate Loans upon prior notice to the Administrative Agent substantially in the form of Exhibit C, or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent) appropriately completed and signed by an Authorized Officer of the Borrower stating the proposed date and aggregate principal amount of the applicable prepayments at or before 11:00 a.m. (Pacific time) on the date of such payment. The Borrower may from time to time pay, subject to the payment of any funding indemnification amounts required by Section 3.04 but without penalty or premium, all of its outstanding Eurocurrency Loans, or, in a minimum aggregate amount of $5,000,000 or any integral multiple of $1,000,000 in excess thereof, any portion of its outstanding Eurocurrency Loans upon prior notice to the Administrative Agent substantially in the form of Exhibit C, or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent) appropriately completed and signed by an Authorized Officer of the Borrower stating the proposed date and aggregate principal amount of the applicable prepayments at or before 11:00 a.m. (Pacific time) at least three (3) Business Days’ prior to the date of such payment (or, subject to the payment of any funding indemnification amounts required by Section 3.04, such other prior notice as the Administrative Agent may agree to). Subject to Section 2.21, each such prepayment of a Borrowing shall be applied ratably to the Loans of the Lenders included in such Borrowing in accordance with their respective Pro Rata Share. Any notice delivered pursuant to this Section 2.07 may be conditioned upon the occurrence of one or more events specified therein.

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Section 2.08 Method of Selecting Types and Interest Periods for New Loans. The Borrower shall select the Type of Loan and, in the case of each Eurocurrency Loan, the Interest Period applicable thereto from time to time. The Borrower shall give the Administrative Agent notice (which notice may be conditioned on the occurrence of the Closing Date) substantially in the form of Exhibit E or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), in each case appropriately completed and signed by an Authorized Officer of the Borrower (a “Borrowing Notice”) not later than 11:00 a.m. (Pacific time) on the Closing Date of any Alternate Base Rate Loan to be funded on such date and 11:00 a.m. (Pacific time) two (2) Business Days’ before the Closing Date for any Eurocurrency Loan to be funded on such date. A Borrowing Notice shall specify:

(a) the date on which such Loans are requested to be made, which date shall be a Business Day,

(b) the aggregate amount of such Loan,

(c) the Type of Loan selected,

(d) in the case of each Eurocurrency Loan, the Interest Period applicable thereto, and

(e) the location and number of the Borrower’s account (or such other account as the Borrower may designate) to which proceeds of the Loans are to be disbursed.

Section 2.09 Conversion and Continuation of Outstanding Loans. Alternate Base Rate Loans shall continue as Alternate Base Rate Loans unless and until such Alternate Base Rate Loans are converted into Eurocurrency Loans pursuant to this Section 2.09 or are repaid in accordance with Section 2.07. Each Eurocurrency Loan shall continue as a Eurocurrency Loan until the end of the then applicable Interest Period therefor, at which time such Eurocurrency Loan shall be automatically continued as a Eurocurrency Loan for an Interest Period of one month, unless (x) such Eurocurrency Loan is or was repaid in accordance with Section 2.07 or (y) the Borrower shall have given the Administrative Agent a Conversion/Continuation Notice (as defined below) requesting that, at the end of such Interest Period, such Eurocurrency Loan continue as a Eurocurrency Loan for the same or another Interest Period. Subject to the terms of Section 2.06, the Borrower may elect from time to time to convert all or any part of an Alternate Base Rate Loan into a Eurocurrency Loan. Notwithstanding anything to the contrary contained in this Section 2.09, no Loan may be converted or continued as a Eurocurrency Loan (except with the consent of the Required Lenders) when any Default has occurred and is continuing. The Borrower shall give the Administrative Agent notice substantially in the form of Exhibit F (a “Conversion/Continuation Notice”) or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), in each case appropriately completed and signed by an Authorized Officer of the Borrower, of each conversion of an Alternate Base Rate Loan into a Eurocurrency Loan or continuation of a Eurocurrency Loan not later than 11:00 a.m. (Pacific time) at least three (3) Business Days prior to the date of the requested conversion or continuation, specifying:

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(a) the requested date, which shall be a Business Day, of such conversion or continuation,

(b) the aggregate amount and Type of the Loan which is to be converted or continued as a Eurocurrency Loan, and

(c) the duration of the Interest Period applicable thereto.

Section 2.10 Interest Rates. Each Alternate Base Rate Loan shall bear interest on the outstanding principal amount thereof, for each day from and including the date such Loan is made or is converted from a Eurocurrency Loan into an Alternate Base Rate Loan, to but excluding the date it is paid or is converted into a Eurocurrency Loan pursuant to Section 2.09 hereof, at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin for such day. Changes in the rate of interest on that portion of any Loan maintained as an Alternate Base Rate Loan will take effect simultaneously with each change in the Alternate Base Rate. Each Eurocurrency Loan shall bear interest on the outstanding principal amount thereof, for each day from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the Eurocurrency Rate for the applicable period plus the Applicable Margin. No Interest Period may end after the Maturity Date.

Section 2.11 Rates Applicable After Default. During the continuance of a Default under Section 7.02 the Required Lenders may, at their option, by notice to the Borrower (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 8.02 requiring unanimous consent of the Lenders to changes in interest rates and which election and notice shall not be required after a Default or Unmatured Default under Section 7.05 or 7.06), declare that interest on the overdue amount of the Loans shall be payable at a rate (after as well as before the commencement of any proceeding under any Debtor Relief Laws) equal to 2% per annum in excess of the rate otherwise payable thereon (and, with respect to any other overdue amounts, shall bear interest at a rate equal to the Alternate Base Rate plus the Applicable Margin applicable to Alternate Base Rate Loans plus 2% per annum) commencing on the date of such Default and continuing until such Default is cured or waived.

Section 2.12 Method of Payment. Except as otherwise specified herein, all payments by the Borrower of principal, interest, fees and its other Obligations shall be made in Dollars. All payments of the Obligations hereunder shall be made, without setoff, deduction, or counterclaim, in immediately available funds to the Administrative Agent at the Administrative Agent’s address specified pursuant to Article 13, or at any other Lending Installation of the Administrative Agent specified in writing by the Administrative Agent to the Borrower, by 1:00 p.m. (Pacific time), on the date when due and shall be applied ratably by the Administrative Agent among the Lenders entitled thereto. Each payment delivered to the Administrative Agent for the account of any Lender shall be delivered promptly by the Administrative Agent to such Lender in the same type of funds that the Administrative Agent received at such Lender’s address specified pursuant to Article 13 or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender. All payments received by the Administrative

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Agent after 1:00 p.m. (Pacific time) shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. Except as otherwise specified herein, if any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall not be reflected in computing interest or fees, as the case may be.

Section 2.13 Noteless Agreement; Evidence of Indebtedness.

(a) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the extensions of credit made by such Lender, to the Borrower from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(b) The Administrative Agent shall also maintain accounts in which it will record (A) the date and the amount of each Loan made hereunder, the Type thereof and the Interest Period, if any, applicable thereto, (B) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, (C) the effective date and amount of each Assignment and Assumption delivered to and accepted by it and the parties thereto pursuant to Section 12.01, (D) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof, and (E) all other appropriate debits and credits as provided in this Agreement, including, without limitation, all fees, charges, expenses and interest. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control absent manifest error.

(c) The entries maintained in the accounts maintained pursuant to clauses (a) and (b) above shall be prima facie evidence of the existence and amounts of the Obligations therein recorded; provided, however, that the failure of the Administrative Agent or any Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay its Obligations in accordance with their terms.

(d) [Reserved].

(e) Any Lender may request that the Loans made or to be made by it be evidenced by a promissory note in substantially the form of Exhibit D (each, a “Note”). In such event, the Borrower shall prepare, execute and deliver to such Lender such Note or Notes payable to such Lender (or its registered assigns). Thereafter, the Loans evidenced by each such Note and interest thereon shall at all times (including after any assignment pursuant to Section 12.01) be represented by one or more Notes payable to the payee named therein or any assignee pursuant to Section 12.01, except to the extent that any such Lender or assignee subsequently returns any such Note for cancellation and requests that such Loans once again be evidenced as described in clauses (a) and (b) above.

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Section 2.14 Interest Payment Dates; Interest and Fee Basis. Interest accrued on each Alternate Base Rate Loan shall be payable in arrears on each Payment Date, commencing with the first such date to occur after the Effective Date, and on any date on which the Alternate Base Rate Loan is prepaid, whether due to acceleration or otherwise. Interest accrued on that portion of the outstanding principal amount of any Alternate Base Rate Loan converted into a Eurocurrency Loan on a day other than a Payment Date shall be payable on the date of conversion. Interest accrued on each Eurocurrency Loan shall be payable on the last day of its applicable Interest Period, on any date on which the Eurocurrency Loan is prepaid, whether by acceleration or otherwise, and on the Maturity Date. Interest accrued on each Eurocurrency Loan having an Interest Period longer than three (3) months shall also be payable on the last day of each three-month interval during such Interest Period. Interest accrued pursuant to Section 2.11 shall be payable on demand. With respect to (a) interest on all Loans (other than Alternate Base Rate Loans), Commitment Fees and other fees hereunder, such interest or fees shall be calculated for actual days elapsed on the basis of a 360-day year and (b) interest on Alternate Base Rate Loans, such interest shall be calculated for actual days elapsed on the basis of a 365/366-day year. Interest shall be payable for the day a Loan is made but not for the day of any payment on the amount paid if payment is received prior to 1:00 p.m. (Pacific time), at the place of payment. If any payment of principal of or interest on a Loan, any fees or any other amounts payable to any Agent or any Lender hereunder shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest, fees and commissions in connection with such payment.

Section 2.15 Notification of Loans, Interest Rates, Prepayments and Commitment Reductions; Availability of Loans. Promptly after receipt thereof, the Administrative Agent will notify each Lender of the contents of each Aggregate Commitment reduction notice, Borrowing Notice, Conversion/Continuation Notice and prepayment notice received by it hereunder. The Administrative Agent will notify each Lender of the interest rate applicable to each Loan promptly upon determination of such interest rate and will give prompt notice of each change in the Alternate Base Rate. Not later than 1:00 p.m. (Pacific time) on the Closing Date, each Lender shall make available its Loans in funds immediately available to the Administrative Agent’s Office. The Administrative Agent will make the funds so received from the Lenders available to the Borrower at the Administrative Agent’s aforesaid address or, to the extent requested by the Borrower in the Borrowing Notice, to the account indicated in the Borrowing Notice.

Section 2.16 Lending Installations. Each Lender may book its Loans at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation and the Loans and any Notes issued hereunder shall be deemed held by each Lender for the benefit of any such Lending Installation. Each Lender may, by written notice to the Administrative Agent and the Borrower in accordance with Article 13, designate replacement or additional Lending Installations through which Loans will be made by it and for whose account Loan payments are to be made.

Section 2.17 Payments Generally; Administrative Agent’s Clawback.

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(a) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of the making of any Eurocurrency Loan (or, in the case of the making of any Alternate Base Rate Loans, prior to 12:00 noon (Pacific time) on the date of making any such Loan) that such Lender will not make available to the Administrative Agent such Lender’s share of such Loan, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.15 and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Loan available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in Same Day Funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Alternate Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Loan to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Loan. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(b) Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender in Same Day Funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(c) Obligations of Lenders Several. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 9.06(c) are several and not joint. The failure of any Lender to make any Loan or to make any payment under Section 9.06(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 9.06(c).

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Section 2.18 Replacement of Lender. If any Lender requests compensation under Section 3.01 or 3.02, or if any Lender gives notice to the Borrower pursuant to Section 3.03, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.05, or if any Lender is a Defaulting Lender, or if a Lender fails to consent to an amendment or waiver approved by the Required Lenders as to any matter for which such Lender’s consent is needed, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 12.01), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(a) The Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 12.01(b)(iv);

(b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.04) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c) in the case of any such assignment resulting from a claim for compensation under Section 3.01 or payments required to be made pursuant to Section 3.05, such assignment will result in a reduction in such compensation or payments thereafter;

(d) such assignment does not conflict with applicable laws; and

(e) in the case of any such assignment resulting from a failure to consent to an amendment or waiver approved by the Required Lenders, such assignee shall have consented to the relevant amendment or waiver.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.19 Sharing of Payments by Lenders. Except as otherwise specified herein, if any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Loans made by it, resulting in such Lender’s receiving payment of a proportion of the aggregate amount of such Loans and accrued interest thereon greater than its Pro Rata Share to which it is entitled pursuant hereto, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that:

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(a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(b) the provisions of this Section 2.19 shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary (as to which the provisions of this Section 2.19 shall apply).

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

Section 2.20 [Reserved].

Section 2.21 Defaulting Lenders. (a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(b) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 8.02 and the definition of Required Lender.

(c) Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender under this Agreement or the other Loan Documents (whether voluntary or mandatory, at maturity, pursuant to Section 8.01 or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 11.01) shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default or Unmatured Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; fourth, so long as no Default or Unmatured Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and fifth, to that Defaulting Lender or as otherwise directed by a court of

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competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans in respect of which that Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied first to pay the Loans of all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender until such time as all Loans are held by the Lenders pro rata in accordance with their Pro Rata Shares. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this Section 2.21 shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(d) Certain Fees. The Defaulting Lender shall not be entitled to receive any Commitment Fee pursuant to Section 2.05(a) for any period during which that Lender is a Defaulting Lender.

(e) Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans to be held on a pro rata basis by the Lenders in accordance with their Pro Rata Shares whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

ARTICLE 3

YIELD PROTECTION; TAXES

Section 3.01 Yield Protection. If, on or after the date of this Agreement, any Change in Law:

(i) imposes, modifies or deems applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement reflected in the Eurocurrency Rate);

(ii) subjects any Lender to any Tax of any kind whatsoever (except for Indemnified Taxes or Other Taxes covered by Section 3.05 and Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

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(iii) imposes on any Lender the London interbank market any other condition, cost or expense affecting this Agreement or Eurocurrency Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, continuing, converting to or maintaining any Eurocurrency Loans (or, in the case of a Change in Law with respect to Taxes, any Loan) or of maintaining its obligation to make any such Loan, or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount) then, upon request of such Lender, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered. Notwithstanding the foregoing, no Lender shall be entitled to seek compensation under this Section 3.01 unless such Lender is generally seeking compensation from other borrowers that are similarly situated to and of similar creditworthiness with respect to its similarly affected commitments, loans and/or participations under agreements with such borrowers having provisions similar to this Section 3.01.

Section 3.02 Changes in Capital Adequacy Regulations; Certificates for Reimbursement; Delay in Requests.

(a) Changes in Capital Adequacy. If any Lender determines that any Change in Law after the date of this Agreement affecting such Lender or any Lending Installation of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered. Notwithstanding the foregoing, no Lender shall be entitled to seek compensation under this Section 3.02 unless such Lender is generally seeking compensation from other borrowers that are similarly situated to and of similar creditworthiness with respect to its similarly affected commitments, loans and/or participations under agreements with such borrowers having provisions similar to this Section 3.02.

(b) Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in Section 3.01 or subsection (a) of this Section 3.02 and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay to such Lender the amount shown as due on any such certificate within fifteen (15) days after receipt thereof.

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(c) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section 3.02 or Section 3.01 shall not constitute a waiver of such Lender’s right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section 3.02 or Section 3.01 for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(d) Additional Reserve Requirements. The Borrower shall pay to each Lender, as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least thirty (30) days’ prior notice (with a copy to the Administrative Agent) of such additional costs from such Lender. Such Lender shall deliver a certificate to the Borrower setting forth in reasonable detail a calculation of such actual costs incurred by such Lender and shall certify that it is generally charging such costs to similarly situated customers of similar creditworthiness of the applicable Lender under agreements having provisions similar to this Section 3.02(d) If a Lender fails to give notice thirty (30) days prior to the relevant interest payment date, such additional costs shall be due and payable thirty (30) days from receipt of such notice. For the avoidance of doubt, any amounts paid under this Section 3.02(d) shall be without duplication of eurocurrency adjustments in the definition of “Eurocurrency Rate”.

Section 3.03 Illegality. If any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Administrative Agent or any Lender or its applicable Lending Installation to make, maintain or fund Eurocurrency Loans, or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurocurrency Loans or to convert Alternate Base Rate Loans to Eurocurrency Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or convert all Eurocurrency Loans of such Lender to Alternate Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

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Section 3.04 Compensation for Losses. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Loan other than an Alternate Base Rate Loan on a day other than the last day of the Interest Period for such Loan or other than upon at least three (3) Business Days’ prior notice to the Administrative Agent (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise, but excluding any prepayment or conversion required pursuant to Section 3.03);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than an Alternate Base Rate Loan on the date or in the amount notified by the Borrower; or

(c) any assignment of a Eurocurrency Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 2.18;

including any foreign exchange losses and loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained or from the performance of any foreign exchange contract. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.04, each Lender shall be deemed to have funded each Eurocurrency Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market in Dollars and for a comparable amount and for a comparable period, whether or not such Eurocurrency Loan was in fact so funded.

Section 3.05 Taxes.

(a) Payments Free of Taxes; Obligation to Withhold; Payments on Account of Taxes.

(i) Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall to the extent permitted by applicable laws be made free and clear of and without reduction or withholding for any Taxes. If, however, applicable laws require the Borrower or the Administrative Agent to withhold or deduct any such Tax, such Tax shall be withheld or deducted in accordance with such laws as determined by the Borrower or the Administrative Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below.

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(ii) If the Borrower or the Administrative Agent shall be required by applicable law to withhold or deduct any Taxes from any payment under any Loan Document, then (A) the Borrower or the Administrative Agent, as applicable, shall withhold or make such deductions as are determined by the Borrower or the Administrative Agent, as applicable, to be required based upon the information and documentation it, or the applicable taxing authority, has received pursuant to subsection (e) below (for the avoidance of doubt, in the case of any such information and documentation received by an applicable taxing authority, solely to the extent the Borrower or the Administrative Agent has been provided with a copy of such information and documentation or otherwise has actual knowledge of such information and documentation and, in each case, is entitled to rely thereon), (B) the Borrower or the Administrative Agent, as applicable, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with applicable law, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by the Borrower shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section 3.05) the Administrative Agent or any Lender receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b) Payment of Other Taxes. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable laws.

(c) Indemnification.

(i) Without limiting the provisions of subsection (a) or (b) above, the Borrower shall indemnify the Administrative Agent, each Lender and shall make payment in respect thereof within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 3.05) withheld or deducted by the Borrower or the Administrative Agent or paid by the Administrative Agent or such Lender, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of any such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(ii) Without limiting the provisions of subsection (a) or (b) above, each Lender shall, and does hereby, indemnify (x) the Borrower and the Administrative Agent, and shall make payment in respect thereof within thirty (30) days after demand therefor, against any and all Taxes and any and all related losses, claims, liabilities, penalties, interest and expenses (including the fees, charges and disbursements of any counsel for the Borrower or the Administrative Agent) incurred by or asserted against the Borrower or the Administrative Agent by any

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Governmental Authority as a result of (1) the failure by such Lender to deliver, or as a result of the inaccuracy, inadequacy or deficiency of, any documentation required to be delivered by such Lender to the Borrower or the Administrative Agent pursuant to subsection (e) or (2) the failure of such Lender to comply with the provisions of Section 12.01(d) relating to the maintenance of a Participant Register and (y) the Administrative Agent against any Indemnified Taxes or Other Taxes attributable to such Lender (but only to the extent the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes or Other Taxes and without limiting the obligation of the Borrower to do so) or Excluded Taxes attributable to such Lender, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent or the Borrower shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this clause (ii). The agreements in this clause (ii) shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all other Obligations.

(d) Evidence of Payments. Upon request by the Borrower or the Administrative Agent, as the case may be, after any payment of Taxes by the Borrower or the Administrative Agent to a Governmental Authority as provided in this Section 3.05, the Borrower shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Borrower, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by law to report such payment or other evidence of such payment reasonably satisfactory to the Borrower or the Administrative Agent, as the case may be.

(e) Status of Lenders; Tax Documentation.

(i) Each Lender shall deliver to the Borrower, the Administrative Agent or the applicable taxing authority, at the time or times prescribed by applicable laws or when reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable laws or by the taxing authorities of any jurisdiction and such other reasonably requested information (A) to secure any applicable exemption from, or reduction in the rate of, deduction or withholding imposed by any jurisdiction in respect of any payments to be made by the Borrower to such Lender, and (B) as will permit the Borrower or the Administrative Agent, as the case may be, to determine (1) whether or not payments made hereunder or under any other Loan Document are subject to Taxes, (2) if applicable, the required rate of withholding or deduction, and (3) such Lender’s entitlement to any available exemption from, or reduction of, applicable Taxes in respect of all payments to be made to such Lender by the Borrower pursuant to this Agreement or otherwise to establish such Lender’s status for withholding tax purposes in the applicable jurisdiction.

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(ii) Without limiting the generality of the foregoing, if the Borrower (or, if the Borrower is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) is a “United States person” within the meaning of Section 7701(a)(30) of the Code,

(A) any Lender (or, if such Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) that is a “United States person” within the meaning of Section 7701(a)(30) of the Code shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender becomes an under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent) executed originals of Internal Revenue Service Form W-9 or such other documentation or information prescribed by applicable laws or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent, as the case may be, to determine whether or not such Lender is subject to backup withholding or information reporting requirements;

(B) each Foreign Lender (or, if such Foreign Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) that is entitled under the Code or any applicable treaty to an exemption from or reduction of withholding tax with respect to payments hereunder or under any other Loan Document shall deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent, but only if such Foreign Lender (or, if such Foreign Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) is legally entitled to do so), whichever of the following is applicable:

(1) executed originals of Internal Revenue Service Form W-8BEN or W-BEN-E, as applicable, claiming eligibility for benefits of an income tax treaty to which the United States is a party,

(2) executed originals of Internal Revenue Service Form W-8ECI,

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(3) in the case of a Foreign Lender (or, if such Foreign Lender is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the Person treated as its owner for U.S. federal income tax purposes) claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit H-1 to the effect that such Foreign Lender (or such other Person) is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of Internal Revenue Service Form W-8BEN or W-8BEN-E, as applicable,

(4) executed originals of Internal Revenue Service Form W-8IMY and all required supporting documentation, including IRS Form W-8ECI, IRS Form W-8BEN, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-2 or Exhibit H-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Lender is a partnership and one or more direct or indirect partners of such Lender are claiming the portfolio interest exemption, such Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-4 on behalf of each such direct and indirect partner, or

(5) executed originals of any other form prescribed by applicable laws as a basis for claiming exemption from or a reduction in U.S. federal withholding tax together with such supplementary documentation as may be prescribed by applicable laws to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(C) each Lender shall deliver to the Administrative Agent and the Borrower such documentation reasonably requested by the Administrative Agent or the Borrower sufficient for the Administrative Agent and the Borrower to comply with their obligations under FATCA and to determine whether payments to such Lender are subject to withholding tax under FATCA. Solely for purposes of this subclause (C), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iii) Each Lender shall promptly (A) notify the Borrower and the Administrative Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction, and (B) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender and as may be reasonably necessary (including the redesignation of its Lending Installation) to avoid any requirement of applicable laws of any jurisdiction that the Borrower or the Administrative Agent make any withholding or deduction for taxes from amounts payable to such Lender.

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(f) Treatment of Certain Refunds. Unless required by applicable laws, at no time shall the Administrative Agent have any obligation to file for or otherwise pursue on behalf of a Lender, or have any obligation to pay to any Lender, any refund of Taxes withheld or deducted from funds paid for the account of such Lender. If the Administrative Agent or any Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 3.05, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 3.05 with respect to the Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses incurred by the Administrative Agent or such Lender, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the Borrower, upon the request of the Administrative Agent or such Lender, as the case may be, agrees to repay the amount paid over to the Borrower (plus any penalties, interest (to the extent accrued from the date such refund is paid over to the Borrower) or other charges imposed by the relevant Governmental Authority), to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This subsection shall not be construed to require the Administrative Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

Section 3.06 Mitigation Obligations. If any Lender requests compensation under Section 3.01 or Section 3.02, or the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.05, or if any Lender gives a notice pursuant to Section 3.03, then such Lender shall use reasonable efforts to designate a different Lending Installation for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01, 3.02 or 3.05, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.03, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

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Section 3.07 Inability to Determine Rates.

(a) If the Required Lenders determine that for any reason in connection with any request for a Eurocurrency Loan or a conversion to or continuation thereof that (x) (i) deposits are not being offered to banks in the London interbank eurodollar market for the applicable amount and Interest Period of such Eurocurrency Loan or (ii) adequate and reasonable means do not exist for determining the Eurocurrency Base Rate for any requested Interest Period with respect to a proposed Eurocurrency Loan and clause (b)(i) does not apply or (y) the Eurocurrency Base Rate for any requested Interest Period with respect to a proposed Eurocurrency Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan (which determination shall be made by notice to the Administrative Agent), the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to convert Alternate Base Rate Loans to, or to continue, make or maintain Eurocurrency Loans, shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for the making of, conversion to or continuation of Eurocurrency Loans or, failing that, will be deemed to have converted such request into a request for Alternate Base Rate Loans in the amount specified therein.

(b) Benchmark Replacement Setting.

(i) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of a then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any such Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If (i) a Benchmark Replacement Date has occurred for Dollar LIBOR and the applicable Benchmark Replacement on such Benchmark Replacement Date for Dollar LIBOR is a Benchmark Replacement other than the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment, (ii) subsequently, the Relevant Governmental Body recommends for use a forward-looking term rate based on SOFR for loans denominated in Dollars and the Borrower requests that the Administrative Agent review the administrative feasibility of such recommended forward-looking term rate for purposes of this Agreement and (iii) following such request from the Borrower, the Administrative Agent determines (in its sole discretion) that such forward looking term rate is administratively feasible for the Administrative Agent, then the Administrative Agent may (in its

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sole discretion) provide the Borrower and Lenders with written notice that from and after a date identified in such notice: (i) a Benchmark Replacement Date shall be deemed to have occurred and the Benchmark Replacement on such Benchmark Replacement Date shall be deemed to be a Benchmark Replacement determined in accordance with clause (1) of the definition of “Benchmark Replacement” under this Section 3.07(b); provided, however, that if upon such Benchmark Replacement Date the Benchmark Replacement Adjustment is unable to be determined in accordance with clause (1) of the definition of “Benchmark Replacement” and the corresponding definition of “Benchmark Replacement Adjustment”, then the Benchmark Replacement Adjustment in effect immediately prior to such new Benchmark Replacement Date shall be utilized for purposes of this Benchmark Replacement (for avoidance of doubt, for purposes of this proviso, such Benchmark Replacement Adjustment shall be the Benchmark Replacement Adjustment which was established in accordance with the definition of “Benchmark Replacement Adjustment” on the date determined in accordance with clauses (1) or (2), as applicable, of the definition of “Benchmark Replacement Date” hereunder) and (ii) such forward looking term rate shall be deemed to be the forward looking term rate referenced in the definition of “Term SOFR” for all purposes hereunder or under any Loan Document in respect of any Benchmark setting and any subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document. For the avoidance of doubt, if the circumstances described in the immediately preceding sentence shall occur, all applicable provisions set forth in this Section titled “Benchmark Replacement Setting” shall apply with respect to such election of the Administrative Agent as completely as if such forward-looking term rate was initially determined in accordance with clause (1) of the definition of “Benchmark Replacement”, including, without limitation, the provisions set forth in clause (ii) and (vi) of this Section 3.07(b).

(ii) Benchmark Replacement Conforming Changes. In connection with the implementation of any Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any Benchmark Replacement Date and the related Benchmark Replacement, (ii) the effectiveness of any Benchmark Replacement Conforming Changes, (iii) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (iv) below and (iv) the commencement of any Benchmark Unavailability Period. For the avoidance of doubt, any notice required to be delivered by the Administrative Agent as set forth in this Section 3.07 may be provided, at the option of the Administrative Agent (in its sole discretion), in one or more notices and may be delivered together with, or as part of any amendment which implements any Benchmark Replacement

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or Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.07, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 3.07.

(iv) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or Dollar LIBOR) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(v) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for the making of, conversion to or continuation of Eurocurrency Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Alternate Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, to the extent a component of Alternate Base Rate is based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, such Benchmark or tenor will not be used in any determination of Alternate Base Rate.

(vi) Disclaimer. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (i) the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of “Eurocurrency Rate” or with respect to any alternative or successor rate thereto, or replacement rate thereof (including,

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without limitation any Benchmark Replacement implemented hereunder), (ii) the composition or characteristics of any such Benchmark Replacement, including whether it is similar to, or produces the same value or economic equivalence to LIBOR or any other then-current Benchmark or have the same volume or liquidity as did LIBOR or any other then-current Benchmark, (iii) any actions or use of its discretion or other decisions or determinations made with respect to any matters covered by this Section 3.07(b) including, without limitation, whether or not a Benchmark Transition Event has occurred, the removal or lack thereof of unavailable or non-representative tenors, the implementation or lack thereof of any Benchmark Replacement Conforming Changes, the delivery or non-delivery of any notices required by clause (c) above or otherwise in accordance herewith, and (iv) the effect of any of the foregoing provisions of this Section 3.07(b).

Section 3.08 Survival. All of the Borrower’s obligations under this Article 3 shall survive termination of the Aggregate Commitments, repayment of all other Obligations hereunder and resignation of the Administrative Agent.

ARTICLE 4

CONDITIONS PRECEDENT

Section 4.01 Effectiveness. The occurrence of the Effective Date is subject to the satisfaction (or waiver) of only the following conditions precedent:

(a) at least three (3) days prior to the Effective Date, the Borrower shall have provided the documentation and other information about the Borrower to the Administrative Agent that is required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the U.S. Patriot Act, to the extent such information was reasonably requested by the Administrative Agent on behalf of any Lender in writing at least ten (10) Business Days prior to the Effective Date;

(b) the Administrative Agent (or its counsel) shall have received from (I) all Lenders hereunder as of the Effective Date, (II) the Administrative Agent and (III) the Borrower either (i) a counterpart of this Agreement signed on behalf of such party or (ii) customary written evidence reasonably satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement; and

(c) the Administrative Agent (or its counsel) shall have received:

(i) a notice from the Borrower providing that the commitments under the Bridge Facility shall have been, or shall upon the Effective Date be, reduced by an aggregate principal amount equal to the aggregate principal amount of the Commitments on the Effective Date;

(ii) copies of the certificate of incorporation of the Borrower, together with all amendments thereto, and a certificate of good standing for the Borrower, each certified by the appropriate governmental officer in its jurisdiction of incorporation;

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(iii) copies, certified by the Secretary or Assistant Secretary of the Borrower, of the Borrower’s by-laws and of its Board of Directors’ resolutions and of resolutions or actions of any other body authorizing the execution of the Loan Documents to which it is a party and a certification that there have been no changes to its certificate of incorporation provided pursuant to Section 4.01(c)(ii);

(iv) an incumbency certificate, executed by the Secretary or Assistant Secretary of the Borrower, which shall identify by name and title and bear the signatures of the Authorized Officers and any other officers or employees of the Borrower authorized to sign the Loan Documents to which the Borrower is a party and to request Loans hereunder, upon which certificate the Agents and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower;

(v) an officer’s certificate dated as of the Effective Date, signed by an Authorized Officer of the Borrower, certifying that (x) on the Effective Date, no Default or Unmatured Default has occurred and is continuing, (y) the representations and warranties contained in Article 5 (other than with respect to Sections 5.05 and 5.06) are true and correct in all material respects (except to the extent such representations and warranties are qualified by “materiality” or “Material Adverse Effect” or similar terms, in which case such representations and warranties shall be true and correct in all respects) as of the Effective Date, except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall have been true and correct in all material respects (except to the extent such representations and warranties are qualified with “materiality” or “Material Adverse Effect” or similar terms, in which case such representations and warranties shall be true and correct in all respects) on and as of such earlier date and (z) except as disclosed in the Borrower SEC Report or any subsequent Quarterly Report on Form 10-Q of the Borrower filed prior to the Effective Date (in each case excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking or safe harbor statements), since January 31, 2020, there has been no material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole;

(vi) a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated as of the Effective Date) of Wachtell, Lipton, Rosen & Katz reasonably acceptable to the Administrative Agent; and

(vii) all accrued fees and expenses of the Arrangers, the Administrative Agent and the Lenders (including the fees and expenses of counsel (including any local counsel) for the Administrative Agent) payable on or prior to the Effective Date and for which invoices have been presented at least three (3) Business Days prior to the Effective Date shall have been paid or shall be paid substantially simultaneously with the Effective Date.

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The occurrence of the Effective Date shall be confirmed by a written notice from the Administrative Agent to the Borrower on the Effective Date, and shall be conclusive evidence of the occurrence thereof. Without limiting the generality of the provisions of Section 8.02, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

Section 4.02 Closing Date. The obligation of each Lender to make the Loans on the Closing Date shall be subject to only the occurrence of the Effective Date and to the following additional conditions precedent:

(a) The Slack Acquisition shall have been, or shall substantially concurrently with the funding of the Loans on the Closing Date be, consummated in all material respects in accordance with the Slack Acquisition Agreement without giving effect to any amendments, modifications, supplements or waivers by the Borrower thereto or consents by the Borrower thereunder that are materially adverse to the Lenders or the Arrangers in their respective capacities as such without the Arrangers’ prior written consent (not to be unreasonably withheld, delayed or conditioned), it being agreed that (i)(v) any election pursuant to Section 1.3 of the Slack Acquisition Agreement (as in effect on December 1, 2020), so long as the Closing Date occurs no later than the Delayed Closing Date, (w) any decrease in the cash portion of the consideration less than or equal to 10% of the cash consideration, (x) any decrease in the cash portion of the consideration in excess of 10% of the cash consideration accompanied by a dollar-for-dollar reduction in the commitments in respect of the Bridge Facility or the Aggregate Commitment hereunder in excess of such 10% decrease, (y) any decrease in the equity portion of the consideration and (z) any increase in the consideration, in each case, are not materially adverse to the Lenders and Arrangers and (ii)(x) any amendment, waiver or modification by the Borrower of the proviso to the first sentence of Section 1.3 of the Slack Acquisition Agreement (as in effect on December 1, 2020) or (y) any consent by the Borrower under the last clause of such proviso to change the timing of the Closing (as used in this Section 4.02(a), as defined in the Slack Acquisition Agreement as in effect on December 1, 2020) to a date later than the Delayed Closing Date, in each case, is materially adverse to the Lenders and the Arrangers.

(b) The Arrangers shall have received the (A) audited consolidated financial statements of the Borrower and its subsidiaries for the three (3) most recently-completed fiscal years ended at least sixty (60) days prior to the Closing Date, and (B) unaudited consolidated financial statements of the Borrower and its subsidiaries for any subsequent interim financial period (other than the fourth quarter of any fiscal year) ended at least forty (40) days prior to the Closing Date. The Arrangers hereby acknowledge receipt of the financial statements referenced in the immediately foregoing clauses (A) and (B) for the fiscal years and interim financial periods ended on or prior to the Effective Date. The Borrower’s filing of any required audited financial statements on Form 10-K or required unaudited financial statements on Form 10-Q, in each case, will satisfy the requirements under clauses (A) and (B), as applicable, of this Section 4.02(b).

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(c) The Administrative Agent shall have received a Borrowing Notice; provided that no such request or borrowing notice shall include any representations or warranties (other than the Specified Credit Agreement Representations) or a statement as to the absence (or existence) of any default or event of default (other than the Specified Defaults).

(d) (I) The Specified Credit Agreement Representations and the Specified Acquisition Agreement Representations (to the extent set forth in the definition thereof) shall be true and correct in all material respects as of the Closing Date; provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such date and (II) there shall not have occurred and be continuing any Specified Default.

(e) (I) Except as disclosed in (x) any Company SEC Documents (as defined in the Slack Acquisition Agreement (as in effect on December 1, 2020)) filed or furnished by Slack with the SEC (as defined in the Slack Acquisition Agreement (as in effect on December 1, 2020)) since June 3, 2019 and publicly available prior to December 1, 2020 (including any exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature) or (y) Section 3.8 of the Company Disclosure Letter (as used in this Section 4.02(e), as defined in the Slack Acquisition Agreement (as in effect on December 1, 2020)) or any other section or subsection of the Company Disclosure Letter for which it is reasonably apparent on its face that such information is relevant to Section 3.8 of the Company Disclosure Letter or the Slack Acquisition Agreement, from January 31, 2020 through December 1, 2020, there has not occurred any Effect (as defined in the Slack Acquisition Agreement (as in effect on December 1, 2020)) that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as used in this Section 4.02(e), as defined in the Slack Acquisition Agreement (as in effect on December 1, 2020)); and (II) a Company Material Adverse Effect shall not have occurred on or after December 1, 2020 and be continuing as of immediately prior to the Closing (as defined in the Slack Acquisition Agreement (as in effect on December 1, 2020)); provided, that in the event the Borrower shall have made the election contemplated by Section 1.3 of the Slack Acquisition Agreement (as in effect on December 1, 2020), then so long as the Closing Date occurs no later than the Delayed Closing Date, the condition set forth in this Section 4.02(e) shall be required to be satisfied as of the Original Closing Date (as used in this Section 4.02(e), as defined in the Slack Acquisition Agreement (as in effect on December 1, 2020)) and not as of the Closing Date (and, for the avoidance of doubt, the reference to the term “Closing” in this clause (II) shall instead be to the Original Closing Date).

(f) All fees payable pursuant to the Fee Letters on or prior to the Closing Date shall have been paid or shall be paid substantially simultaneously with the funding of the Loans, in each case, in accordance with the terms of the Fee Letters and all other accrued fees and expenses of the Arrangers, the Administrative Agent and the Lenders (including the fees and expenses of counsel (including any local counsel) for the Administrative Agent) payable on or prior to the Closing Date and for which invoices have been presented at least three (3) Business Days prior to the Closing Date shall have been paid or shall be paid substantially simultaneously with the funding of the Loans.

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Section 4.03 Certain Funds Provisions. During the period from and including the Effective Date to and including the earlier of (x) 11:59:59 p.m. on the Termination Date and (y) the funding of the Loans on the Closing Date (the “Certain Funds Period”), and notwithstanding (i) that any representation made on the Effective Date (excluding the Specified Credit Agreement Representations made on the Closing Date to the extent constituting a condition precedent to the occurrence thereof) was incorrect, (ii) any failure by the Borrower to comply with the affirmative covenants, negative covenants and financial covenants, (iii) any provision to the contrary in this Agreement or otherwise or (iv) that any condition to the occurrence of the Effective Date may subsequently be determined not to have been satisfied, neither the Administrative Agent nor any Lender shall be entitled to (1) cancel any of its Commitments, (2) rescind, terminate or cancel this Agreement or exercise any right or remedy or make or enforce any claim under this Agreement, related notes, related fee letter or otherwise it may have to the extent to do so would prevent, limit or delay the making of its Loans, (3) refuse to participate in making its Loan on the Closing Date; provided that the conditions precedent in Section 4.02 have been satisfied or waived, or (4) exercise any right of set-off or counterclaim in respect of its Loan to the extent to do so would prevent, limit or delay the making of its Loan. Notwithstanding anything to the contrary provided herein, (A) the rights and remedies of the Lenders and the Administrative Agent shall not be limited in the event that any condition precedent set forth in Section 4.02 is not satisfied or waived on the Closing Date (other than, if such conditions have been satisfied or waived on or prior to the Closing Date, the conditions precedent set forth in Section 4.01) and (B) immediately after the expiration of the Certain Funds Period, all of the rights, remedies and entitlements of the Administrative Agent and the Lenders shall be available notwithstanding that such rights were not available prior to such time as a result of the foregoing.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants as follows to each Lender and the Agents as of the Effective Date (other than with respect to Sections 5.05 and 5.06) and as of the Closing Date (after giving effect to the Transactions) (it being understood that the conditions to the Effective Date and Closing Date are solely those set out in Sections 4.01 and 4.02, respectively):

Section 5.01 Existence and Standing. The Borrower (a) is a corporation, partnership, limited liability company or other entity duly and properly incorporated or organized, as the case may be, validly existing and (to the extent such concept applies to such entity) in good standing under the laws of its jurisdiction of incorporation or organization and (b) has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent that the failure to have such authority would not reasonably be expected to have a Material Adverse Effect.

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Section 5.02 Authorization and Validity. The Borrower has the power and authority and legal right to execute and deliver the Loan Documents and to perform its obligations thereunder. The execution and delivery by the Borrower of the Loan Documents and the performance of its obligations thereunder have been duly authorized by proper proceedings, and the Loan Documents constitute legal, valid and binding obligations of the Borrower enforceable against it in accordance with their terms, except as may be limited by bankruptcy, insolvency or similar laws relating to or affecting creditors’ rights generally and by general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 5.03 No Conflict; Government Consent. (a) Neither the execution and delivery by the Borrower of the Loan Documents, nor the consummation of the transactions therein contemplated, nor compliance with the provisions thereof will violate (i) any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Borrower, (ii) the Borrower’s bylaws, articles or certificate of incorporation, partnership agreement, certificate of partnership, operating agreement or other management agreement, articles or certificate of organization or other similar formation, organizational or governing documents, instruments and agreements, as the case may be, or (iii) the provisions of any indenture, instrument or agreement to which the Borrower is a party or is subject, or by which it, or its Property, is bound, except in the case of clauses (i) and (iii) where such violation would not reasonably be expected to have a Material Adverse Effect.

(b) No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority, or any subdivision thereof, which has not been obtained by the Borrower, is required to be obtained by the Borrower in connection with the execution and delivery of the Loan Documents, the borrowings under the Loan Documents, the payment and performance by the Borrower of its Obligations or the legality, validity, binding effect or enforceability of the Loan Documents.

Section 5.04 Financial Statements. The January 31, 2020 audited consolidated financial statements of the Borrower heretofore delivered to the Arrangers and the Lenders, copies of which are included in the Borrower’s Annual Report on Form 10-K as filed with the SEC and, if applicable, the audited consolidated financial statements of the Borrower and its Subsidiaries as of the last day of the fiscal year for which the Borrower has most recently filed an annual report on Form 10-K and, if applicable, the unaudited consolidated financial statements of the Borrower and its Subsidiaries as of the last day of the most recent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) for which the Borrower has most recently filed a quarterly report on Form 10-Q, (a) were prepared in accordance with GAAP (except as otherwise expressly noted therein), (b) fairly present in all material respects the consolidated financial condition and operations of the Borrower and its Subsidiaries at such date and the consolidated results of their operations and cash flows for the period then ended (subject, in the case of unaudited quarterly reports, to the absence of footnotes and to normal year-end audit adjustments) and (c) show all material indebtedness and other liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof that are required under Agreement Accounting Principles to be reflected thereon.

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Section 5.05 Material Adverse Effect. As of the Closing Date, except as disclosed in the Borrower SEC Report or any subsequent Quarterly Report on Form 10-Q of the Borrower filed prior to the Effective Date (in each case excluding any disclosures set forth in any risk factor section and in any section relating to forward-looking or safe harbor statements), since January 31, 2020, there has been no material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole.

Section 5.06 Solvency. As of the Closing Date, (i) the Borrower and its Subsidiaries on a consolidated basis are able to pay their debts and other liabilities, contingent obligations and other commitments as they mature in their ordinary course; (ii) the Borrower and its Subsidiaries do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature in their ordinary course; (iii) the Borrower and its Subsidiaries on a consolidated basis are not engaged in a business or a transaction, and are not about to engage in a business or a transaction, for which their property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which they are engaged; (iv) the fair value of the property and assets of the Borrower and its Subsidiaries on a consolidated basis is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of the Borrower and its Subsidiaries on a consolidated basis; and (v) the present fair salable value of the property and assets of the Borrower and its Subsidiaries on a consolidated basis is not less than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries on a consolidated basis on their debts as they become absolute and matured. In computing the amount of contingent liabilities for purposes of this Section 5.06, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability, and all in accordance with GAAP.

Section 5.07 Litigation. As of the Effective Date and as of the Closing Date, as applicable, there is no litigation, arbitration, governmental investigation, proceeding or inquiry pending or, to the knowledge of any of their officers, threatened against or affecting the Borrower or any of its Subsidiaries which has not been disclosed in the Borrower SEC Report (a) that would reasonably be expected to have a Material Adverse Effect or (b) which seeks to prevent, enjoin or delay the making of any Loan or otherwise calls into question the validity of any Loan Document and as to which there is a reasonable possibility of an adverse decision.

Section 5.08 Disclosure. All written information (to the knowledge of the Borrower with respect to Slack and its subsidiaries) other than financial projections and other forward-looking information and information of a general economic or industry nature (as used in this Section 5.08, the “Information”) provided on or prior to the Effective Date and the Closing Date, as applicable, by the Borrower or on behalf of the Borrower by its representatives to the Agents or the Lenders in connection with the negotiation and syndication of and entry into this Agreement does not, when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, when taken as a whole, not materially misleading when taken as a whole and in light of the circumstances under which such statements were made (giving effect to any supplements then or theretofore furnished).

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Section 5.09 Regulation U. The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate of buying or carrying margin stock (within the meaning of Regulation U or Regulation X); and after applying the proceeds of each Loan, margin stock (as defined in Regulation U) constitutes not more than twenty-five percent (25%) of the value of those assets of the Borrower which are subject to any limitation on sale or pledge, or any other restriction hereunder.

Section 5.10 Investment Company Act. The Borrower is not an “investment company”, a company “controlled by” an “investment company” or a company required to register as an “investment company,” each as defined in the Investment Company Act of 1940, as amended.

Section 5.11 OFAC, FCPA, U.S. Patriot Act. Neither the Borrower nor any of its Subsidiaries, nor, to the knowledge of the Borrower, any director or officer thereof, is an individual or entity that is (a) the subject or target of any Sanctions or in violation of applicable Anti-Corruption Laws, (b) included on OFAC’s List of Specially Designated Nationals, HMT’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by the United States federal government (including, without limitation, OFAC), the European Union or Her Majesty’s Treasury or (c) located, organized or resident in a Designated Jurisdiction. No part of the proceeds of the Loans shall be used by the Borrower in violation of Section 6.12 or in violation of the U.S. Patriot Act.

Section 5.12 Affected Financial Institution. The Borrower is not an Affected Financial Institution.

ARTICLE 6

COVENANTS

From the Effective Date, so long as any Lender shall have any Commitment hereunder, or any Loan or other Obligation hereunder (other than any contingent indemnification obligations for which no claim has been made) shall remain unpaid or unsatisfied:

Section 6.01 Financial Reporting. The Borrower will maintain, for itself and each Subsidiary, a system of accounting established and administered in accordance with GAAP, and furnish to the Administrative Agent for the Administrative Agent’s distribution to the Lenders:

(a) As soon as available, but in any event on or prior to the 90th day after the close of each of its fiscal years (commencing with the first fiscal year of the Borrower ending after the Effective Date), a consolidated balance sheet as of the end of such period, related statements of operations, comprehensive income/loss, stockholder’s equity and cash flows prepared in accordance with GAAP on a consolidated basis for itself and its Subsidiaries, together with an audit report certified by independent certified public accountants of recognized standing, whose opinion shall not be qualified as to the scope of the audit or as to the status of the Borrower and its consolidated Subsidiaries as a going concern.

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(b) As soon as available, but in any event on or prior to the 45th day after the close of the first three quarterly periods of each of its fiscal years(commencing with the first such fiscal quarter of the Borrower ending after the Effective Date), for itself and its Subsidiaries, a consolidated (or, at the Borrower’s option and to the extent filed (or to be filed) with the SEC in its quarterly report on Form 10-Q, condensed consolidated) unaudited balance sheet as at the close of each such period and consolidated unaudited statements of operations, comprehensive income (loss) and cash flows for the period from the beginning of such fiscal year to the end of such quarter, all certified by its chief financial officer, chief accounting officer or treasurer.

(c) Together with the financial statements required under Sections 6.01(a) and (b), a compliance certificate in substantially the form of Exhibit A signed by its chief financial officer, chief accounting officer or treasurer stating that no Default or Unmatured Default exists, or if any Default or Unmatured Default exists, stating the nature and status thereof.

(d) Promptly upon the filing thereof, copies of all registration statements or other regular reports not otherwise provided pursuant to this Section 6.01 which the Borrower or any of its Subsidiaries files with the SEC.

(e) Such other information with respect to the business, condition or operations, financial or otherwise, and Properties of the Borrower and its Subsidiaries as the Administrative Agent, including at the request of any Lender, may from time to time reasonably request.

Documents required to be delivered pursuant to Section 6.01(a), (b) or (d) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet at investor.salesforce.com or such other website with respect to which the Borrower may from time to time notify the Administrative Agent and to which the Lenders have access; or (ii) on which such documents are posted on the Borrower’s behalf by the Administrative Agent on SyndTrak or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent) or filed electronically through EDGAR and available on the Internet at www.sec.gov. The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery.

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The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on SyndTrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 9.10); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform that is not designated “Public Side Information.”

Section 6.02 Use of Proceeds. The Borrower will, and will cause each of its Subsidiaries to, use the proceeds of the Loans to (i) finance a portion of the cash consideration of the Slack Acquisition, (ii) consummate the Slack Refinancing and any Slack Convertible Notes Transaction and (iii) pay fees, costs and expenses related to the Transactions. The Borrower shall use the proceeds of the Loans in compliance with all applicable legal and regulatory requirements and any such use shall not result in a violation of any such requirements, including, without limitation, Regulation U and Regulation X, the Securities Act of 1933 and the Securities Exchange Act of 1934 and the regulations promulgated thereunder.

Section 6.03 Notice of Default. The Borrower will give prompt notice in writing to the Lenders of the occurrence of any Default or Unmatured Default.

Section 6.04 Conduct of Business. The Borrower will, and will cause each of its Subsidiaries to, except as otherwise permitted by Section 6.08, do all things necessary to remain duly incorporated or organized, validly existing and (to the extent such concept applies to such entity) in good standing as a corporation, partnership, limited liability company or other entity in its jurisdiction of incorporation or organization, as the case may be, and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except in each case (other than valid existence of the Borrower) where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

Section 6.05 Compliance with Laws. The Borrower will, and will cause each of its Major Subsidiaries to, comply in all material respects with all applicable laws, rules, regulations and orders (such compliance to include, without limitation, compliance with ERISA and Environmental Laws and paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent contested in good faith), except to the extent such noncompliance would not have a Material Adverse Effect.

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Section 6.06 Inspection; Keeping of Books and Records. Subject to applicable law and third party confidentiality agreements entered into by the Borrower or any Subsidiary in the ordinary course of business, the Borrower will, and will cause each Subsidiary to, permit the Administrative Agent, during the continuance of a Default or Unmatured Default, by its representatives and agents, to inspect any of the Property, books and financial records of the Borrower and each Subsidiary, to examine and make copies of the books of accounts and other financial records of the Borrower and each Subsidiary, and to discuss the affairs, finances and accounts of the Borrower and each Subsidiary with their respective officers at such reasonable times and intervals as the Administrative Agent may designate but in all events upon reasonable prior notice to the Borrower. The Borrower shall keep and maintain, and cause each of its Subsidiaries to keep and maintain, in all material respects, proper books of record and account in which entries in conformity with GAAP shall be made of all dealings and transactions in relation to their respective businesses and activities.

Section 6.07 OFAC, FCPA. The Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, employees and agents with Anti-Corruption Laws and applicable Sanctions.

Section 6.08 Merger. (a) The Borrower will not merge into or consolidate with any other Person, unless (i) the Person formed by such consolidation or into which the Borrower is merged shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume pursuant to an instrument executed and delivered to the Administrative Agent, and in form and substance reasonably satisfactory to the Administrative Agent, the Borrower’s obligations for the due and punctual payment of the Obligations and the performance of every covenant of this Agreement on the part of the Borrower to be performed; and (ii) immediately after giving effect to such transaction, no Default or Unmatured Default shall have occurred and be continuing.

(b) Upon any consolidation by the Borrower with or merger by the Borrower into any other Person, the successor Person formed by such consolidation or into which the Borrower is merged shall succeed to, and be substituted for, and may exercise every right and power of, the Borrower under this Agreement with the same effect as if such successor Person had been named as the Borrower herein.

(c) For the avoidance of doubt, (i) this Section 6.08 shall only apply to a merger or consolidation in which the Borrower is not the surviving Person and (ii) the Slack Acquisition shall be permitted by this Section 6.08.

Section 6.09 [Reserved].

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Section 6.10 Liens. The Borrower will not, and will not permit any Major Subsidiary to, create or suffer to exist any Lien in or on any of its Property, in each case to secure or provide for the payment of any Indebtedness for Borrowed Money, except:

(a) Precautionary Liens provided by the Borrower or any Major Subsidiary in connection with the sale, assignment, transfer or other disposition of assets by the Borrower or any Major Subsidiary which transaction is determined by the Board of Directors of the Borrower or such Major Subsidiary to constitute a “sale” under accounting principles generally accepted in the United States.

(b) Liens existing on the Effective Date securing Indebtedness for Borrowed Money.

(c) Usual and customary deposits in favor of lessors and similar deposits in the ordinary course of business.

(d) Liens existing on Property of any Person acquired by the Borrower or any Major Subsidiary (which may include Property previously leased by the Borrower or any of its Subsidiaries and leasehold interests on such Property, provided that the lease terminates prior to or upon the acquisition), other than any such Lien or security interest created in contemplation of such acquisition (and the replacement, extension or renewal thereof upon or in the same Property).

(e) Liens on Property of a Person existing at the time such Person is merged into or consolidated with the Borrower or any Subsidiary, at the time such Person first becomes a Subsidiary or at the time of a sale, lease or other disposition of all or substantially all of the Properties or assets of a Person to the Borrower or any Subsidiary, provided that such Lien was not incurred in anticipation of the merger, consolidation, sale, lease or other disposition.

(f) Liens in favor of the Borrower or any of its Subsidiaries.

(g) Liens on fixed or capital assets (including real property) to secure the payment of all or any part of the cost of acquisition, construction, development or improvement of such assets, or to secure Indebtedness for Borrowed Money incurred to provide funds for any such purpose; provided that (i) the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 12 months after the completion of the acquisition, construction, development or improvement of such assets, (ii) the Indebtedness for Borrowed Money secured by such Lien does not exceed the cost of such acquisition, construction, development or improvement of such assets (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium and fees, if any, on the Indebtedness for Borrowed Money so secured)), and (iii) such Lien shall not apply to any other Property of the Borrower or any Subsidiary, except for accessions and improvements to such fixed or capital assets covered by such Lien and the proceeds and products thereof.

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(h) Liens on cash and securities (and deposit and securities accounts) securing reimbursement obligations in respect of letters of credit and banker’s acceptances issued for the account of the Borrower or any of its Subsidiaries in the ordinary course of business.

(i) Liens securing Indebtedness for Borrowed Money in an aggregate amount, immediately after giving effect to the incurrence of such Indebtedness for Borrowed Money, not to exceed 10% of Consolidated Assets.

(j) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens (or Indebtedness for Borrowed Money secured by Liens) referred to in clauses (a) through (i) and (k), inclusive, provided that such extension, renewal or replacement Lien shall be limited to all or a part of the same Property that secured the Lien extended, renewed or replaced (plus improvements on and accessions to such Property), and (ii) the Indebtedness for Borrowed Money secured by such Lien at such time is not increased (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the Indebtedness for Borrowed Money being refinanced)).

(k) Liens created in substitution of any Liens permitted by clauses (a) through (j), inclusive, provided that, (i) based on a good faith determination of a senior officer of the Borrower, the property encumbered by such substitute or replacement Lien is substantially similar in nature to the property encumbered by the otherwise permitted Lien that is being replaced, and (ii) the Indebtedness for Borrowed Money secured by such Lien at such time is not increased (other than by an amount equal to any related financing costs (including, but not limited to, the accrued interest and premium, if any, on the Indebtedness for Borrowed Money being refinanced)).

If a Subsidiary incurs a Lien in or on any of its Property to secure or provide for the payment of any Indebtedness for Borrowed Money at the time that it is not a Major Subsidiary, the incurrence and existence of such Lien shall not be prohibited or restricted by, and shall not reduce availability under any clause of, this Section 6.10 upon such Subsidiary subsequently becoming a Major Subsidiary unless such Lien was incurred in contemplation of such Subsidiary becoming a Major Subsidiary.

Section 6.11 [Reserved]OFAC, FCPA. Neither the Borrower nor any of its Subsidiaries will directly, or to the Borrower’s knowledge, indirectly, use the proceeds of any Loan (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (b) to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the subject or target of Sanctions in each case of this clause (b) in violation of applicable Sanctions or (c) in any other manner that will result in a violation of Sanctions applicable to any party hereto

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ARTICLE 7

DEFAULTS

The occurrence of any one or more of the following events shall constitute a Default:

Section 7.01 Breach of Representations or Warranties. Any representation or warranty made by the Borrower to the Lenders or the Administrative Agent under this Agreement, or any certificate or information delivered in connection with this Agreement, shall be false in any material respect when made or deemed made.

Section 7.02 Failure to Make Payments When Due. Nonpayment of (a) principal of any Loan when due or (b) interest upon any Loan, any Commitment Fee or other payment Obligations under any of the Loan Documents within five (5) Business Days after such interest, fee or other Obligation becomes due.

Section 7.03 Breach of Covenants. The breach by the Borrower of (a) any of the terms or provisions of Section 6.03, 6.08 or 6.10 or (b) any of the other terms or provisions of this Agreement which is not remedied within thirty (30) days after the Borrower knows of the occurrence thereof.

Section 7.04 Cross Default.

(a) The Borrower or any Major Subsidiary shall fail to pay any principal of or premium or interest on any Indebtedness for Borrowed Money which is outstanding in a principal amount of at least the Requisite Amount in the aggregate (but excluding indebtedness arising hereunder) of the Borrower or such Major Subsidiary (as the case may be) when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness for Borrowed Money unless adequate provision for any such payment has been made in form and substance satisfactory to the Required Lenders.

(b) Any Indebtedness for Borrowed Money of the Borrower or any Major Subsidiary (other than the Slack Convertible Notes) which is outstanding in a principal amount of at least the Requisite Amount in the aggregate shall be declared to be due and payable, or required to be prepaid (other than by a scheduled required prepayment), redeemed, purchased or defeased, or an offer to prepay, redeem, purchase or defease such Indebtedness for Borrowed Money shall be required to be made, in each case prior to the stated maturity thereof as a result of a breach by the Borrower or such Major Subsidiary (as the case may be) of the agreement or instrument relating to such Indebtedness for Borrowed Money and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness for Borrowed Money unless adequate provision for the payment of such Indebtedness for Borrowed Money has been made in form and substance satisfactory to the Required Lenders.

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(c) The Borrower or any of its Major Subsidiaries shall admit in writing its inability to pay its debts generally as they become due.

Section 7.05 Voluntary Bankruptcy; Appointment of Receiver; Etc. The Borrower or any of its Major Subsidiaries shall (a) have an order for relief entered with respect to it under the Federal bankruptcy laws as now or hereafter in effect, (b) make an assignment for the benefit of creditors, (c) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any Substantial Portion of its Property, (d) institute any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or seeking to adjudicate it bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, (e) take any corporate or partnership action to authorize or effect any of the foregoing actions set forth in this Section 7.05, or (f) fail to contest in good faith any appointment or proceeding described in Section 7.06.

Section 7.06 Involuntary Bankruptcy; Appointment of Receiver; Etc. Without the application, approval or consent of the Borrower or any of its Major Subsidiaries, a receiver, trustee, custodian, examiner, liquidator or similar official shall be appointed for the Borrower or any of its Major Subsidiaries or any Substantial Portion of its Property, or a proceeding described in Section 7.05(d) shall be instituted against the Borrower or any of its Major Subsidiaries, and such appointment continues undischarged, or such proceeding continues undismissed or unstayed, in each case, for a period of sixty (60) consecutive days.

Section 7.07 Judgments. The Borrower or any of its Major Subsidiaries shall fail within sixty (60) days to pay, bond or otherwise discharge one or more judgments or orders for the payment of money (except to the extent covered by independent third party insurance and as to which the insurer has not disclaimed coverage) in excess of $500,000,000 (or the equivalent thereof in currencies other than Dollars) in the aggregate, which judgment(s), in any such case, is/are not stayed on appeal or otherwise being appropriately contested in good faith.

Section 7.08 Unfunded Liabilities. (i) The aggregate Unfunded Liabilities of all Plans would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole; (ii) the present value of the unfunded liabilities to provide the accrued benefits under all Foreign Pension Plans in the aggregate would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole; or (iii) any Reportable Event shall occur in connection with any Plan and such Reportable Event would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole.

Section 7.09 Change of Control. A Change of Control shall have occurred.

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Section 7.10 Other ERISA Liabilities. The Borrower, any Subsidiary, or any other member of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that it has incurred withdrawal liability or become obligated to make contributions to a Multiemployer Plan in an amount which, when aggregated with all other amounts required to be paid to Multiemployer Plans by the Borrower, any Subsidiary, or any other member of the Controlled Group as withdrawal liability (determined as of the date of such notification), would reasonably be expected to result in a material adverse effect on the financial condition, results of operations, business or Property of the Borrower and its Subsidiaries taken as a whole.

Section 7.11 Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations (other than contingent indemnification obligations that survive the termination of this Agreement), ceases to be in full force and effect; or the Borrower contests in any manner the validity or enforceability of any Loan Document; or the Borrower denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document for any reason other than as expressly permitted hereunder or thereunder.

ARTICLE 8

ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES

Section 8.01 Acceleration, Etc. Subject to Section 4.03, if any Default described in Section 7.05 or 7.06 occurs, the Obligations of the Borrower shall immediately become due and payable without any election or action on the part of the Administrative Agent or any Lender. Subject to Section 4.03, if any other Default occurs, the Required Lenders (or the Administrative Agent with the consent of the Required Lenders) may declare the Obligations of the Borrower to be due and payable (in whole or in part), whereupon such Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower hereby expressly waives. Promptly upon any acceleration of the Obligations, the Administrative Agent will provide the Borrower with notice of such acceleration.

If, within thirty (30) days after acceleration of the maturity of the Obligations of the Borrower as a result of any Default (other than any Default as described in Section 7.05 or 7.06) and before any judgment or decree for the payment of the Obligations due shall have been obtained or entered, the Required Lenders (in their sole discretion) shall so direct, the Administrative Agent shall, by notice to the Borrower, rescind and annul such acceleration.

Section 8.02 Amendments. Subject to the provisions of this Article 8 and Section 3.07, the Required Lenders (or the Administrative Agent with the consent in writing of the Required Lenders) and the Borrower may enter into (with notice to the Administrative Agent, if the Administrative Agent is not acting with the consent in writing of the Required Lenders) agreements supplemental hereto for the purpose of adding or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrower hereunder or thereunder or waiving any Default hereunder or thereunder; provided, however, that no such supplemental agreement shall:

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(a) Extend the final maturity of any Loan of any Lender or forgive all or any portion of the principal amount thereof payable to any Lender or reduce the rate or extend the scheduled time of payment of interest or fees thereon (other than a waiver of the application of the default rate of interest pursuant to Section 2.11 hereof) payable to any Lender, without the consent of each Lender affected thereby.

(b) Reduce the percentage specified in the definition of Required Lenders or any other percentage of Lenders specified to be the applicable percentage in this Agreement to act on specified matters or amend Section 2.19 or the definition of “Pro Rata Share”, without the consent of all Lenders affected thereby.

(c) Extend the Termination Date as it applies to any Lender or otherwise extend the term or increase the amount of the Commitment of any Lender hereunder without the consent of each Lender affected thereby.

(d) Permit the Borrower to assign its rights or obligations under this Agreement except as provided in Section 6.08 without the consent of all Lenders.

(e) Amend this Section 8.02 without the consent of all Lenders.

Notwithstanding the foregoing, (x) no amendment of any provision of this Agreement relating to any Agent shall be effective without the written consent of such Agent; (y) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document and (z) any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrower and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency (including, without limitation, amendments, supplements or waivers to any of documents executed by the Borrower or any Subsidiary in connection with this Agreement if such amendment, supplement or waiver is delivered in order to cause such related documents to be consistent with this Agreement and the other Loan Documents).

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (it being specifically understood and agreed that any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (A) the Commitment of such Lender may not be increased without the consent of such Lender and (B) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender.

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Section 8.03 Preservation of Rights. No delay or omission of the Lenders or Agents to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Loan notwithstanding the existence of a Default or Unmatured Default or the inability of the Borrower to satisfy the conditions precedent to such Loan shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by, or by the Administrative Agent with the consent of, the requisite number of Lenders required pursuant to Section 8.02, and then only to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and all shall be available to the Agents and the Lenders until all of the Obligations have been paid in full.

ARTICLE 9

GENERAL PROVISIONS

Section 9.01 Survival of Representations. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Loan, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder (other than any contingent indemnification obligations for which no claim has been made) shall remain unpaid or unsatisfied.

Section 9.02 Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, no Lender shall be obligated to extend credit to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

Section 9.03 Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

Section 9.04 Entire Agreement. The Loan Documents, together with the Fee Letters, embody the entire agreement and understanding among the Borrower, the Agents, the Lenders party thereto and supersede all prior agreements and understandings among the Borrower, the Agents and the Lenders, as applicable, relating to the subject matter thereof.

Section 9.05 Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other (except to the extent to which the Agents are authorized to act as such). The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties

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hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 12.01(d) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement; provided, however, that the parties hereto expressly agree that each Arranger shall enjoy the benefits of the provisions of Sections 9.06, 9.09 and 10.07 to the extent specifically set forth therein and shall have the right to enforce such provisions on its own behalf and in its own name to the same extent as if it were a party to this Agreement.

Section 9.06 Expenses; Indemnification.

(a) Costs and Expenses. The Borrower shall reimburse from time to time on demand (i) all reasonable and documented out-of-pocket fees and expenses incurred by, without duplication, the Administrative Agent, the Arrangers and their respective Affiliates (in the case of fees, disbursements and other charges of counsel, limited to the reasonable and documented fees, disbursements and other charges of one counsel to the Administrative Agent and the Arrangers and the Lenders (taken together) and, if reasonably necessary, of one local counsel in any relevant jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local counsel in any relevant jurisdiction)) incurred in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof and (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and the Lenders (in the case of fees, disbursements and charges of counsel, limited to the reasonable and documented fees, disbursements and other charges of one counsel to such parties, taken together (and, if reasonably necessary, of one local counsel in any relevant jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local counsel in any relevant jurisdiction) for all affected parties, taken together)) in connection with the enforcement or protection of their rights (A) in connection with this Agreement and the other Loan Documents, including their rights under this Section 9.06, or (B) in connection with the Loans made hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Arranger, each Lender and each of their respective Affiliates, controlling Persons, successors and assigns and their respective officers, directors, employees, agents and advisors (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from (and will reimburse each Indemnitee as the same are incurred for), any and all losses, claims, damages, liabilities and expenses (in the case of fees, disbursements and charges of counsel, limited to the reasonable and documented fees, disbursements and other charges of one counsel to all Indemnitees, taken together (and, if reasonably necessary, of one local counsel in any relevant jurisdiction and, solely in the case of an actual or potential conflict of interest, of one additional counsel (and, if reasonably necessary, one additional local

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counsel in any relevant jurisdiction) for all affected Indemnitees, taken together)) that may be incurred by or awarded against any Indemnitee, in each case arising out of or in connection with (i) the Term Facility, (ii) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents (including in respect of any matters addressed in Section 3.05), (iii) any Loan or the use or proposed use of the proceeds, (iv) any actual or alleged presence or release of Hazardous Materials on, at, to or from any property currently or formerly owned, leased or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries or (v) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from (x) the bad faith, gross negligence or willful misconduct of such Indemnitee or its Subject Related Parties, (y) a material breach by such Indemnitee or any of its Subject Related Parties of such Indemnitee’s obligations hereunder or under any other Loan Document or (z) a dispute solely among two or more Indemnitees not arising from any act or omission of the Borrower or its Subsidiaries hereunder (other than claims against an Indemnitee in its capacity or as a result of fulfilling its role as an Agent, Arranger or similar role under any of the Loan Documents). This Section 9.06(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim. In the case of an investigation, litigation or proceeding to which the indemnity in this Section 9.06(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, its equityholders or creditors, Slack, its subsidiaries or any other third party or an Indemnitee, whether or not an Indemnitee is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

(c) Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) of this Section 9.06 or the Borrower for any reason fails to indefeasibly pay or cause to be paid any amount required under subsection (b) of this Section 9.06, in each case, to be paid to the Administrative Agent (or any sub-agent thereof), any Arranger or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), such Arranger or such Related Party, as the case may be, such Lender’s Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or such Arranger in its capacity as such or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or such Arranger in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.17(c).

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(d) Waiver of Consequential Damages; Limitation of Liability. To the fullest extent permitted by applicable law, each party hereto agrees that it shall not assert, and hereby waives, any claim against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof (it being agreed that the Borrower’s indemnity and contribution obligations set forth in this Section 9.06 shall apply in respect of any special, indirect, consequential or punitive damages that may be awarded against any Indemnitee in connection with a claim by a third party unaffiliated with the Indemnitee). No Administrative Agent (or any sub-agent thereof), Arranger, Lender nor any of their respective Affiliates, controlling Persons, successors and assigns or their respective officers, directors, employees, agents and advisors (each such Person being called a “Released Party”) shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Released Party through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence, bad faith or willful misconduct of such Released Party or its Subject Related Parties or a material breach of such Released Party’s or its Subject Related Parties’ obligations hereunder or under any other Loan Document, in each case, as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e) Payments. All amounts due under this Section 9.06 shall be payable not later than ten (10) Business Days after written demand therefor.

(f) Survival. The agreements in this Section 9.06 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitment and the repayment, satisfaction or discharge of all the other Obligations.

Section 9.07 Accounting. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with the Agreement Accounting Principles.

Section 9.08 Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable. Without limiting the foregoing provisions of this Section 9.08, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, then such provisions shall be deemed to be in effect only to the extent not so limited.

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Section 9.09 Nonliability of Lenders. The relationship between the Borrower on the one hand and the Lenders and the Agents on the other hand shall be solely that of borrower and lender. None of the Agents, the Arrangers or any Lender shall have any fiduciary responsibilities to the Borrower. None of the Agents, the Arrangers or any Lender undertakes any responsibility to the Borrower to review or inform the Borrower of any matter in connection with any phase of the Borrower’s business or operations.

Section 9.10 Confidentiality. Each of the Administrative Agent, each other Agent and the Lenders agrees to use all Information received by them solely for the purposes of providing the services that are the subject of this Agreement and to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, trustees, advisors and agents (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority (including any self-regulatory authority), in which case such Administrative Agent, other Agent or Lender, as applicable, agrees to the extent reasonably practicable and not prohibited by applicable law, rule, regulation or order, to inform the Borrower promptly of the disclosure thereof, (c) to the extent required by applicable laws, rules or regulations or by any subpoena or order or similar legal process (in which case such Administrative Agent, other Agent or Lender, as applicable, agrees to the extent not prohibited by applicable law, rule, regulation or order, to inform the Borrower promptly of the disclosure thereof), (d) in connection with performing the services set forth herein and consummating the transactions contemplated hereby, to any prospective Lender or participant subject to the such prospective Lender or participant agreeing to confidentiality arrangements (for the benefit of the Borrower) no less favorable to the Borrower than those set forth in this Section 9.10, (e) to potential counterparties to any swap or derivative transaction, subject to the confidentiality agreements in favor of the Borrower no less favorable to the Borrower than this paragraph, (f) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (g) with the prior written consent of the Borrower, (h) in connection with obtaining CUSIP numbers, (i) as and to the extent set forth in Section 12.02, (j) to the extent such Information (x) is or becomes publicly available other than as a result of a breach of this Section 9.10 or (y) becomes available to such Administrative Agent, other Agent or Lender, as applicable, from a source other than the Borrower (or the Borrower’s representatives) that is not, such Person’s knowledge, subject to confidentiality or fiduciary obligations owing to you or any of your subsidiaries and (k) to any other party hereto. Notwithstanding the foregoing, the Administrative Agent shall not be required to provide notice of any Lender by any governmental agency or examiner or regulatory body with jurisdiction over any Lender.

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In addition, on a confidential basis, the Administrative Agent and each Lender may disclose the existence and terms of this Agreement (including, without limitation, the nature of the facility as a term loan facility, the use of proceeds provisions herein and the principal amount outstanding at a given time), and the identity of the parties hereto (including titles and participants) to market data collectors, similar services providers to the lending industry, and service providers to the Administrative Agent and the Lenders in connection with the administration and management of this Agreement and the other Loan Documents.

For purposes of this Section 9.10, “Information” means all information received from the Borrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses or the Slack Acquisition in connection with the transactions contemplated hereby.

Each of the Administrative Agent and the Lenders acknowledges that (a) the Information may include material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable law, including United States Federal and state securities laws.

Section 9.11 Nonreliance. Each of the Lenders hereby represents that it is not relying on or looking to any margin stock (as defined in Regulation U) as collateral in the extension or maintenance of the credit provided for herein.

Section 9.12 Disclosure. The Borrower and each Lender hereby acknowledge and agree that the Administrative Agent, Arrangers and/or their respective Affiliates and certain of the other Lenders and/or their respective Affiliates from time to time may hold investments in, make other loans to or have other relationships with the Borrower and its Affiliates.

ARTICLE 10

THE ADMINISTRATIVE AGENT

Section 10.01 Appointment and Authority. Each of the Lenders hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 10 (other than Section 10.06 below) are solely for the benefit of the Administrative Agent and the Lenders, and the Borrower shall not have rights as a third party beneficiary of any of such provisions (other than as provided in Section 10.06 below). It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

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Section 10.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

Section 10.03 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in good faith in accordance with the advice of any such counsel, accountants or experts.

Section 10.04 Exculpatory Provisions. The Administrative Agent and the Arrangers, as applicable, shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent and the Arrangers, as applicable:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

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(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent, the Arrangers or any of their Related Parties in any capacity.

Neither the Administrative Agent nor any of its Related Parties shall be liable for any action taken or not taken by the Administrative Agent (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Article 8) or (ii) in the absence of (A) its and its Subject Related Parties’ gross negligence or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment and (B) material breach by the Administrative Agent and its Subject Related Parties of the Administrative Agent’s obligations pursuant to the terms of the Loan Documents as determined by a court of competent jurisdiction by a final and non-appealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given in writing to the Administrative Agent by the Borrower or a Lender.

Neither the Administrative Agent nor any of its Related Parties shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article 4 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

Section 10.05 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article 10 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct (or breached its material obligations under the Loan Documents) in the selection of such sub-agents.

Section 10.06 Resignation of Administrative Agent.

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(a) The Administrative Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to, so long as no Default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld or delayed), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (such date, or the date, if earlier, upon which a successor is appointed, the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders appoint a successor Administrative Agent meeting the qualifications set forth above, subject to, so long as no Default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld or delayed). Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b) If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, subject to, so long as no Default has occurred and is continuing, the consent of the Borrower (such consent not to be unreasonably withheld or delayed), appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired or removed) Administrative Agent (other than as provided in Section 3.08 and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under

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the other Loan Documents, the provisions of this Article 10 and Section 9.06 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them (i) while the retiring or removed Administrative Agent was acting as Administrative Agent and (ii) after such resignation or removal for as long as any of them continues to act in any agency capacity hereunder or under the other Loan Documents, including in respect of any actions taken in connection with transferring the agency to any successor Administrative Agent.

Section 10.07 Non-Reliance on Administrative Agent and Other Lenders. Each of the Lenders acknowledges that none of the Administrative Agent nor any Arranger has made any representation or warranty to it, and that no act by the Administrative Agent or any Arranger hereafter taken, including any consent to, and acceptance of any assignment or review of the affairs of the Borrower of any Affiliate thereof, shall be deemed to constitute any representation or warranty by the Administrative Agent or the Arrangers to any Lender as to any matter, including whether the Administrative Agent or the Arrangers have disclosed material information in their (or their Related Parties’) possession. Each Lender represents to the Administrative Agent and the Arrangers that it has, independently and without reliance upon the Administrative Agent, any Arranger or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis of, appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and its Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own and decision to enter into this Agreement and to extend credit to the Borrower hereunder. Each of the Lenders also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower. Each Lender represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility and (ii) it is engaged in making, acquiring or holding commercial loans in the ordinary course and is entering into this Agreement as a Lender for the purpose of making, acquiring or holding commercial loans and providing other facilities set forth herein as may be applicable to such Lender, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument, and each Lender agrees not to assert a claim in contravention of the foregoing. Each Lender represents and warrants that it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities.

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Section 10.08 No Other Duties, Etc.. Anything herein to the contrary notwithstanding, none of the Arrangers or other Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

Section 10.09 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to the Borrower, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.09, 3.03 and 9.06) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09, 3.03 and 9.06.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 10.10 ERISA. (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower, that at least one of the following is and will be true:

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(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments or this Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of subsections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower, that none of the Administrative Agent, any Arranger or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

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ARTICLE 11

SETOFF

Section 11.01 Setoff. In addition to, and without limitation of, any rights of the Lenders under applicable law, if any Default occurs, any and all deposits (including all account balances, whether provisional or final and whether or not collected or available) and any other indebtedness at any time held or owing by any Lender or any Affiliate of any Lender to or for the credit or account of the Borrower may be offset and applied toward the payment of the Obligations of the Borrower then owing to such Lender to the extent the Obligations shall then be due; provided, that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.

ARTICLE 12

BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

Section 12.01 Successors and Assigns. (a) Successors and Assigns Generally. The provisions of this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of the parties hereto and thereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder or thereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void).

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

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(B) in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $25,000,000 unless each of the Administrative Agent and, so long as no Default under Section 7.02, 7.05 or 7.06 has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned.

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) (x) Prior to (and including) the Closing Date, the prior written consent of the Borrower (such consent to be provided in the Borrower’s sole discretion) shall be required and (y) after the Closing Date, the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless such assignment is to a Lender or an Affiliate of a Lender or a Default under Section 7.02, Section 7.05 or Section 7.06 has occurred and is continuing; provided that the Borrower shall (solely with respect to clause (y)) be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof; and

(B) the prior written consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required if such assignment is to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund with respect to a Lender.

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an administrative questionnaire.

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(v) No Assignment to Borrower. No such assignment shall be made to the Borrower or any of its Affiliates or Subsidiaries.

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person.

(vii) No Assignment to Defaulting Lenders. No such assignment shall be made to a Defaulting Lender.

(viii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the Pro Rata Share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full Pro Rata Share of all Loans. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.03, 3.04, 3.05 and 9.06 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

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(c) Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender, pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. In addition, the Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by the Borrower at any reasonable time and from time to time upon reasonable prior notice.    In addition, at any time that a request for a consent for a material or substantive change to the Loan Documents is pending, any Lender may request and receive from the Administrative Agent a copy of the Register.

(d) Participations. Any Lender may at any time, without the prior written consent of the Borrower, sell participations to any Person (other than a natural person, Defaulting Lender or the Borrower or any of its Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the proviso to Section 8.02 that affects such Participant. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 3.01, 3.03, 3.04 or 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.01 as though it were a Lender, provided that such Participant agrees to be subject to Section 2.19 as though it were a Lender.

Each Lender that sells a participation shall, acting solely for this purpose as a nonfiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other Obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans or its other

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Obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other Obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.03, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent. A Participant shall not be entitled to the benefits of Section 3.05 unless such Participant agrees to comply with Section 3.05 as though it were a Lender (it being understood that the documentation required under Section 3.05(e) shall be delivered to the Lender who sells the participation).

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central banking authority having jurisdiction over such Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 12.02 Dissemination of Information. The Borrower authorizes each of the Lenders to disclose to any Participant and any prospective Participant any and all information in such Lender’s possession concerning the creditworthiness of the Borrower and its Subsidiaries, including without limitation any information contained in any reports or other information delivered by the Borrower pursuant to Section 6.01; provided that each Participant and prospective Participant agrees to be bound by Section 9.10 of this Agreement or other provisions at least as restrictive as Section 9.10 including making the acknowledgments set forth therein (in each case for the benefit of the Borrower).

Section 12.03 Tax Treatment. If any interest in any Loan Document is transferred to any Participant which is organized under the laws of any jurisdiction other than the United States or any State thereof, the transferor Lender shall cause such Participant, concurrently with the effectiveness of such transfer, to comply with the provisions of Section 3.05(e).

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ARTICLE 13

NOTICES

Section 13.01 Notices; Effectiveness; Electronic Communication. (a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Borrower or the Administrative Agent, to the address, telecopier number, electronic mail address or telephone number set forth on Schedule 13.01; and

(ii) if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its administrative questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent or as otherwise determined by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article 2 if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its respective discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it or as it otherwise determines, provided that such determination or approval may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

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(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of, or breach of its material obligations under any Loan Document by, such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d) Change of Address, Etc. Each of the Borrower and the Administrative Agent may change its address, telecopier or telephone number for notices and other communications hereunder by written notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by written notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable law, including United States Federal and state securities laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(e) Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices purportedly given by or on behalf of the Borrower so long as such notices appear on their face to be authentic even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The

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Borrower shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

ARTICLE 14

COUNTERPARTS; INTEGRATION; EFFECTIVENESS; ELECTRONIC EXECUTION

Section 14.01 Counterparts; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Article 4, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or email shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 14.02 Electronic Execution. The words “delivery”, “execute,” “execution,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including without limitation Assignment and Assumptions, amendments or other modifications, Conversion/Continuation Notices, Borrowing Notices, waivers and consents) (each, a “Communication”) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. For the avoidance of doubt, the authorization under this Section 14.02 may include, without limitation, use or acceptance by the Borrower, the Administrative Agent and each of the Lenders of a manually signed paper Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The Borrower, the Administrative Agent and each of the Lenders may, at its option, create one or more copies of any Communication in the form of an imaged Electronic Record (“Electronic Copy”), which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document. Notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; provided, without limiting the foregoing, (a) to the extent the Administrative Agent has agreed to accept such Electronic Signature, the

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Administrative Agent and each of the Lenders shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the Borrower without further verification and (b) upon the reasonable request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by such manually executed counterpart. For purposes hereof, “Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

ARTICLE 15

CHOICE OF LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL

Section 15.01 Choice of Law. THE LOAN DOCUMENTS AND OBLIGATIONS OF THE PARTIES THEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER THEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES THEREOF THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION; PROVIDED THAT, NOTWITHSTANDING THE FOREGOING TO THE CONTRARY, IT IS UNDERSTOOD AND AGREED THAT ANY DETERMINATIONS AS TO (X) THE ACCURACY OF ANY REPRESENTATIONS AND WARRANTIES MADE BY OR ON BEHALF OF SLACK AND ITS SUBSIDIARIES IN THE SLACK ACQUISITION AGREEMENT AND WHETHER AS A RESULT OF ANY INACCURACY THEREOF THE BORROWER (OR ANY SUBSIDIARY OR AFFILIATE THEREOF) HAS THE RIGHT TO TERMINATE ITS (OR THEIR) OBLIGATIONS UNDER THE SLACK ACQUISITION AGREEMENT, OR DECLINE TO CONSUMMATE THE SLACK ACQUISITION, AS A RESULT OF A BREACH OF SUCH REPRESENTATIONS AND WARRANTIES IN THE SLACK ACQUISITION AGREEMENT, (Y) THE DETERMINATION OF WHETHER THE SLACK ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE SLACK ACQUISITION AGREEMENT AND (Z) THE INTERPRETATION OF THE DEFINITION OF COMPANY MATERIAL ADVERSE EFFECT (AS DEFINED IN THE SLACK ACQUISITION AGREEMENT (AS IN EFFECT ON DECEMBER 1, 2020)) AND WHETHER A COMPANY MATERIAL ADVERSE EFFECT (AS DEFINED IN THE SLACK ACQUISITION AGREEMENT (AS IN EFFECT ON DECEMBER 1, 2020)) HAS OCCURRED SHALL, IN EACH CASE, BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAW (AS DEFINED IN THE SLACK ACQUISITION AGREEMENT (AS IN EFFECT ON DECEMBER 1, 2020)) OF ANY OTHER STATE.

Section 15.02 Consent to Jurisdiction. EACH OF THE BORROWER, THE AGENTS AND THE LENDERS HEREBY IRREVOCABLY SUBMITS TO JURISDICTION OF ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT

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DOES NOT HAVE SUBJECT MATTER JURISDICTION, OF ANY STATE COURT LOCATED IN THE BOROUGH OF MANHATTAN IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE AGENTS OR ANY LENDER TO BRING PROCEEDINGS AGAINST THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BROUGHT BY THE BORROWER, DIRECTLY OR INDIRECTLY, IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT SHALL BE BROUGHT ONLY IN A COURT IN ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK.

EACH OF THE BORROWER, THE AGENTS AND THE LENDERS HEREBY AGREES FURTHER THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE PERSON AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 13.01 AND AGREES THAT SUCH SERVICE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PERSON IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE AGENTS OR LENDERS TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

Section 15.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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Section 15.04 U.S. Patriot Act Notice and Beneficial Ownership Regulation. Each Lender that is subject to the U.S. Patriot Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the U.S. Patriot Act and the requirements of 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the U.S. Patriot Act and the Beneficial Ownership Regulation. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S. Patriot Act.

Section 15.05 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent, the Arrangers and the Lenders are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent, the Arrangers and the Lenders, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Administrative Agent, the Arrangers and the Lenders is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither the Administrative Agent nor the Arrangers nor any of the Lenders has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the Arrangers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither the Administrative Agent nor the Arrangers nor any of the Lenders has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby agrees and covenants that it will not make any claims that it may have against the Administrative Agent, the Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 15.06 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final

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judgment is given. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent or any Lender from the Borrower in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent or any Lender in such currency, the Administrative Agent or such Lender, as the case may be, agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable law).

Section 15.07 Acknowledgement and Consent to Bail-in of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an Affected Financial Institution;

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SALESFORCE.COM, INC.

/s/ Mark Hawkins
Name:	Mark Hawkins
Title:	President and Chief Financial Officer

[Signature Page to Term Loan Credit Agreement]

ADMINISTRATIVE AGENT:	BANK OF AMERICA, N.A.,
as the Administrative Agent

	By:	/s/ Carol Alfonso
	Name:	Carol Alfonso
	Title:	Assistant Vice President

BANK OF AMERICA, N.A.,
as a Lender

	By:	/s/ Molly Daniello
	Name:	Molly Daniello
	Title:	Director

[Signature Page to Credit Agreement]

Citibank, N.A., as a Lender

By:	/s/ Susan M. Olsen
Name:	Susan M. Olsen
Title:	Vice President

[Signature Page to Credit Agreement]

JPMORGAN CHASE BANK, N.A., as a Lender

By:	/s/ Ryan Zimmerman
Name:	Ryan Zimmerman
Title:	Vice President

[Signature Page to Credit Agreement]

BARCLAYS BANK PLC, as a Lender

By:	/s/ Martin Corrigan
Name:	Martin Corrigan
Title:	Vice President

[Signature Page to Credit Agreement]

DEUTSCHE BANK AG NEW YORK
BRANCH, as a Lender

By:	/s/ Ming K Chu
Name:	Ming K Chu
Title:	Director

By:	/s/ Marko Lukin
Name:	Marko Lukin
Title:	Vice President

[Signature Page to Credit Agreement]

ROYAL BANK OF CANADA, as a Lender

By:	/s/ Nicholas Heslip
Name:	Nicholas Heslip
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

WELLS FARGO BANK, NATIONAL
ASSOCIATION, as a Lender

By:	/s/ Jesse Mason
Name:	Jesse Mason
Title:	Director

[Signature Page to Credit Agreement]

BNP PARIBAS, as a Lender

By:	/s/ Brendan Heneghan
Name:	Brendan Heneghan
Title:	Director

By:	/s/ Karim Remtoula
Name:	Karim Remtoula
Title:	Vice President

[Signature Page to Credit Agreement]

MUFG Bank, Ltd., as a Lender

By:	/s/ Lillian Kim
Name:	Lillian Kim
Title:	Director

[Signature Page to Credit Agreement]

U.S. BANK NATIONAL ASSOCIATION, as a Lender

By:	/s/ Matt S. Scullin
Name:	Matt S. Scullin
Title:	Senior Vice President

[Signature Page to Credit Agreement]

TRUIST BANK, as a Lender

By:	/s/ Carlos Cruz
Name:	Carlos Cruz
Title:	Director

[Signature Page to Credit Agreement]

CREDIT SUISSE AG, CAYMAN
ISLANDS BRANCH, as a Lender

By:	/s/ Doreen Barr
Name:	Doreen Barr
Title:	Authorized Signatory

By:	/s/ D. Andrew Maletta
Name:	D. Andrew Maletta
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

Mizuho Bank, Ltd. as a Lender

By:	/s/ Tracy Rahn
Name:	Tracy Rahn
Title:	Executive Director

[Signature Page to Credit Agreement]

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Karl Thomasma
Name:	Karl Thomasma
Title:	Senior Vice President

[Signature Page to Credit Agreement]

THE TORONTO-DOMINION BANK,
NEW YORK BRANCH, as a Lender

By:	/s/ Michael Borowiecki
Name:	Michael Borowiecki
Title:	Authorized Signatory

[Signature Page to Credit Agreement]